    As filed with the Securities and Exchange Commission on February 5, 1999
                                                      Registration No. 333-68987
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ___________________

                                AMENDMENT NO. 1

                                      TO

                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                              ___________________

                              CONSOL ENERGY INC.
            (Exact name of Registrant as specified in its charter)

          DELAWARE                            1222                           51-0337383
(State or other jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer Identification
incorporation or organization)     Classification Code Number)                Number)

                              ___________________

                              CONSOL ENERGY INC.
                        300 DELAWARE AVENUE, SUITE 567
                        WILMINGTON, DELAWARE 19801-1622
                          TELEPHONE:  (302) 477-1260
 (Address, including zip code, and telephone number of Registrant's principal executive offices)

                              ___________________

                            DANIEL L. FASSIO, ESQ.
                                C/O CONSOL INC.
                      CONSOL PLAZA, 1800 WASHINGTON ROAD
                        PITTSBURGH, PENNSYLVANIA 15241
                           TELEPHONE: (412) 831-4000
(Name, address, including zip code, and telephone number of agent for service)

                              ___________________

                                  Copies to:
  STEVEN L. WASSERMAN, ESQ.                   RICHARD J. SANDLER, ESQ.
  THELEN REID & PRIEST LLP                     DAVIS POLK & WARDWELL
    40 WEST 57TH STREET                         450 LEXINGTON AVENUE
  NEW YORK, NEW YORK  10019                   NEW YORK, NEW YORK  10017
  TELEPHONE:  (212) 603-2000                  TELEPHONE:  (212) 450-4000

                              ___________________

  Approximate date of commencement of proposed sale of the securities to the AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                              ___________________
                        CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                  PROPOSED MAXIMUM       PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF SECURITIES TO BE     AMOUNT TO BE    OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
                REGISTERED                        REGISTERED           UNIT                 PRICE(1)           REGISTRATION  FEE(1)
------------------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK, PAR VALUE $.01 PER SHARE         25,990,000          $21.00               $545,790,000             $151,729.62
====================================================================================================================================


(1) The filing fee has been calculated pursuant to Rule 457(o) promulgated under the Securities Act of 1933. Includes $2,780 previously paid. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS                   SUBJECT TO COMPLETION

                             DATED FEBRUARY 5, 1999

22,600,000  Shares
CONSOL ENERGY INC. [Logo]

Common Stock


CONSOL Energy Inc. is offering shares of its common stock. This is our initial public offering and no public market currently exists for our common stock. We estimate that the initial public offering price will be between $18 and $21 per share.

We will apply to list the common stock on the New York Stock Exchange under the symbol "CNX".

INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 12.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------------------------

                                                           PRICE TO             UNDERWRITING         PROCEEDS TO
                                                           PUBLIC               DISCOUNTS            CONSOL
---------------------------------------------------------------------------------------------------------------------
    Per Share                                              $                    $                    $
---------------------------------------------------------------------------------------------------------------------
    Total                                                  $                    $                    $
---------------------------------------------------------------------------------------------------------------------


CONSOL has granted the underwriters the right to purchase up to an additional 3,390,000 shares of common stock to cover over-allotments.

It is expected that delivery of the shares will be made to investors on or about
              , 1999.


J. P. MORGAN & CO.                                          MERRILL LYNCH & CO.





            , 1999

                               TABLE OF CONTENTS

                                                                                                                     Page
Prospectus Summary............................................................................................         3

Risk Factors..................................................................................................        12

Use of Proceeds...............................................................................................        21

Dividend Policy...............................................................................................        21

Capitalization................................................................................................        22

Selected Consolidated Financial and Operating Data............................................................        23

Management's Discussion and Analysis of
      Results of Operations and Financial Condition...........................................................        26

Coal Industry Overview........................................................................................        37

Business......................................................................................................        47

Regulation....................................................................................................        67

Management....................................................................................................        73

Certain Relationships and Related Party Transactions..........................................................        82

Principal Stockholders........................................................................................        84

Shares Eligible for Future Sale...............................................................................        85

Description of Capital Stock..................................................................................        86

Tax Considerations............................................................................................        88

Underwriting..................................................................................................        91

Legal Matters.................................................................................................        93

Experts.......................................................................................................        93

Glossary......................................................................................................        94


In deciding whether to buy our common stock, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Until , 1999, all dealers that buy, sell or trade common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                              PROSPECTUS SUMMARY

This section summarizes certain information about CONSOL Energy Inc. You should refer to the more detailed information about us contained elsewhere in this prospectus, including the Consolidated Financial Statements and the related notes thereto. All references to "tons" are references to short tons. For definitions of certain coal-related terms, see "Glossary" at page 94. The market data presented in this prospectus are based upon our management's estimates, using various third-party sources where available. Unless otherwise indicated,
(1) the information set forth in this prospectus assumes an initial public offering price of $19.50 per share of common stock and no exercise of the underwriters' over-allotment option and (2) all share and per share data give effect to an approximate 1,088-for-one stock split effective on , 1999.


                                 CONSOL ENERGY


We rank among the largest coal companies in the United States based upon total revenue, net income and operating cash flow. We produced 73 million tons of coal during 1997. Our production accounted for 7% of the total tons produced in the United States and 12% of the total tons produced in the eastern United States in 1997. We are one of America's premier coal companies by several measures:

     . We mined more high-Btu bituminous coal than any other U.S. producer in 1997.

     .    We are the largest coal producer east of the Mississippi River.

     .    We are the largest U.S. producer of coal from underground mines.

     . We export more coal from the United States than any other coal producer or trading company.

     .    We have the second largest coal reserves among U.S. coal producers.

Our consistent financial performance has enabled us to establish a strong history of cash generation and dividend payments.


PRINCIPAL MARKETS

Coal is an important source of energy for power generators in the United States. Coal-fired plants produced 57% of the country's electricity in 1997. In 1997, we sold 68% of our coal to U.S. electricity generators, most of which were located east of the Mississippi River. More than two-thirds of the country's capacity for generating electricity using coal is located east of the Mississippi River. We can sell coal to these customers at a low delivered cost because of the following factors:

     .    Our mines are located close to eastern generating plants.

     . Our mines are located on or near the inland waterway system and the major coal hauling railroads in the eastern United States. This reduces our customers' cost of transporting coal.

     . We are able to use highly productive mining techniques because we have favorable geologic conditions for mining.

DEMAND FOR CONSOL'S COALS

We believe that eastern, high-Btu coal will continue to be a valued source of energy and that demand for such coal will continue to grow for the following reasons.

     . The electric utility industry soon will be deregulated in the United States which should increase competition and influence power companies to seek the lowest cost fuel for their generating plants. Fuel costs represent up to 78% of the variable cost of generating electricity at power plants that burn fossil fuels. Coal is the lowest cost fuel available to most electricity generators.

     . Electricity demand will grow as the economy grows. Generators of electricity can increase existing capacity at their plants by burning high-Btu coal. According to RDI, a coal industry consultant, in the aggregate, domestic coal-fired generating plants currently run at 65% capacity utilization. The optimal sustainable capacity utilization is 85% for a typical plant, although many can run at higher rates for short periods of time. Electricity generators that burn coal will seek to meet increased electricity demand by using the available capacity of their existing power plants rather than building new power plants. Expanding capacity at existing power plants using coal makes economic sense if the price of electricity exceeds variable costs. However, a new plant would be built only if the price of electricity is expected to cover all costs, including capital costs.

     . A significant portion of the generating plants that use nuclear fuel is likely to be retired during the next 15 years because the operating licenses for many plants will expire. We believe that it is likely that licenses will not be renewed or costly requirements will be imposed as a condition to renewal. Although natural gas will replace some of this capacity, we believe that coal also will be used to replace retired nuclear capacity. Coal producers that can reduce mining costs and which have access to low-cost transportation should be well positioned to increase their share of the market.

The Clean Air Act regulates the emission of sulfur dioxide and oxides of nitrogen from coal combustion. This has led electric utilities to retrofit generating plants with scrubbers, purchase emission allowances or burn low-sulfur coal. To the extent that the cost of environmental control technology continues to decline and environmental regulations tighten, we expect more electricity generators that use coal to install scrubbers. As scrubbing increases at existing generating plants, we believe that high- and medium-sulfur coals with low delivered costs and high-Btu content will become increasingly attractive to electricity generators because the cost of operating the scrubber is typically less than 10% of variable costs. We believe that high-Btu content is an important advantage because it lowers the delivered energy cost of the coal. Transportation costs are based on tons and not heat content or heat content per ton. As a result, higher Btu coals can have an inherent transportation cost advantage, which lowers the delivered cost on a heat content or energy content basis.

We believe that once a scrubber is built, it can offer economic advantages because of its relatively low operating costs, combined with the lower fuel costs that higher sulfur, higher Btu coal can offer at many plants. We already ship 65% of our high-sulfur coal product to scrubbed generating plants. The retrofitting of additional generating plants with scrubbers would be an advantage to us because we have large reserves of coal with a high-Btu content.

The advantage of retrofitting scrubbers to generating plants should become apparent as the current bank of sulfur dioxide emission allowances declines and the more restrictive phase of the Clean Air Act becomes effective in 2000. A sulfur dioxide emission allowance is an authorization under the Clean Air Act for a power generating plant to emit one ton of sulfur dioxide. RDI recently forecast that by 2015 the owners of plants with up to 80,000 megawatts of existing coal-fired capacity may invest in scrubbers to comply with the new environmental regulations. The majority of these plants are located east of the Mississippi River. We believe that we are well positioned to benefit from these developments. Increased investment in scrubbers may result from the ownership of generating plants by independent power producers as a result of the deregulation of the electricity generating industry. For example, in August 1998, Mission Energy announced its intention to acquire a large generating station in central Pennsylvania, Homer City, and to install a scrubber and other environmental control technologies. Mission Energy has stated publicly that its strategy is to continue to use high-Btu coal from Pennsylvania in order to maintain its position as a low-cost producer of electricity.

COAL RESERVES AND MINING OPERATIONS

At December 31, 1997, we had 4.8 billion tons of proved and probable coal reserves. Our reserves are located in northern Appalachia (52%), central Appalachia (13%), the midwest (21%) and the western United States and Canada (14%). Approximately 65% of our coal reserves consist of high-Btu coal, which is favored by many power generators. In 1998, CONSOL produced 31.8 million tons of high-sulfur coal, or 42% of our total production, and 33.7 million tons of low-and medium sulfur coal, or 44% of our total production. In addition we produced 10.5 million tons of metallurgical grade tons, or 14% of our total 1998 production. Approximately 77% of our coal reserves consist of high- and medium-sulfur coal and 23% consist of low-sulfur coal. The size, quality and strategic location of our reserves allow for the cost-effective expansion of many of our existing mines and for new mine development.

We currently operate 25 mining complexes. We lead the U.S. coal industry in using longwall systems. Longwall systems are a mechanized, high-extraction method of underground mining. We use these systems at 14 of our mines. Mines with longwall systems accounted for 84% of the coal we mined in 1997. We are able to expand production at longwall mines at very low incremental cost. Our ability to source coal from our multiple longwall mines provides us with great flexibility in meeting customer fuel requirements.

STRATEGY

Our objective is to maintain and enhance our position as one of the premier coal companies in the United States based on our financial strength, operating capability and reserve position. We believe that we are well-positioned to grow faster than the industry by reason of our low-cost structure and strong financial position. Our strategy for achieving long-term growth does not depend on either the construction of new coal combustion facilities or on high overall growth in coal demand. Instead, we believe that most growth in demand for coal will come from the expansion and increased use of existing power generating facilities. We further believe that there will be a growing demand from electricity generators for high-Btu fuels available at low delivered cost and that the sulfur content of coal will not be the principal quality determining coal demand within many markets. Our strategy reflects our belief that delivered cost and Btu content will be the chief determinants of coal demand in these markets. Accordingly, we believe that coal produced in the eastern United States will continue to be an attractive fuel for electricity producers. Other markets will continue to expand for lower Btu, low-sulfur coals as well, and we may make acquisitions to participate in those markets.

Specifically, we will implement our strategy by:

     . strengthening our core operating position in northern Appalachia by continuing to make productivity improvements and by expanding the low-cost production capacity of existing mines at low incremental costs;

     . developing new mining complexes in locations with reserves controlled by us where price levels or volume demand would generate attractive returns and where we can achieve low mining costs;

     . making large-scale acquisitions, both in the United States and abroad, that will enable us to bring our mining expertise to coal markets where we do not have an existing presence; and

     . making opportunistic acquisitions in our existing markets that will enable us to leverage our existing infrastructure and operations. For example, we recently acquired the Rochester & Pittsburgh Coal Company and the Vesta coal reserves in southwestern Pennsylvania. These acquisitions have strengthened our position in northern Appalachia.


COMPETITIVE STRENGTHS

STRONG FINANCIAL PERFORMANCE

We are one of the most profitable coal companies in the United States and have shown strong net income growth and cash flow generation.

     . Net income has grown since 1994 at a compound annual growth rate of 11% and reached $184 million in 1997. Growth has been in large measure based on the ability to expand production and improve productivity at existing mining complexes.

     . Net cash provided by operating activities has averaged $361 million per year since 1994, more than double capital expenditures, which averaged $173 million per year for the same period. During the same period, we paid $700 million in dividends, including an extraordinary dividend of $380 million in 1997, while reducing borrowings by $33 million.

     .    We have investment-grade debt ratings.

We believe that our financial strength will enable us to be a major consolidating force in the coal industry. The top ten coal producers have increased their share of production from 40% in 1990 to 54% in 1997, primarily by acquiring other producers.

EXPERIENCE IN ACQUIRING AND INTEGRATING COAL PROPERTIES

Since 1990, we have acquired and successfully integrated the Rochester & Pittsburgh Coal Company, Island Creek Coal Company from Occidental Petroleum, Kentucky Criterion (now called Mill Creek) from Westmoreland Coal Company, Greene Hill Coal Company properties from Pennsylvania Power and Light and the Vesta coal reserves from A.T. Massey Coal Company.

PRODUCTIVITY LEADERSHIP

We have maintained our strong financial performance despite generally lower coal prices by increasing productivity and reducing unit costs.

     . From 1994 to 1997, we maintained annual coal production at approximately 72 million tons while reducing our workforce by approximately 20% and reducing the number of mining complexes that we operate from 30 to 24. Consistent improvement in mine productivity reflects investment in capital improvements, including deployment of longwall mining systems, expertise in operations and favorable geologic conditions.

     . Between 1990 and 1996, we achieved a compound annual growth rate in productivity at our underground mines (measured in tons per manday) of 8.4% compared with a growth rate for the industry for underground mines of 6.5%. As a result, we reduced costs per ton of coal mined by 9.9% during the period.

     .    In 1997, our productivity increased by 11.3%.

We operate 25% of the longwall mining systems in the United States. Because of the high production levels of these mining systems, we operate seven of the 20 largest mines east of the Mississippi River, measured by tons of coal produced in 1997. These mines have high productivity and low variable cost structures. Our extensive reserve base supports the expansion and life extension of existing mines. Expansion of production at our longwall mines can be achieved at low incremental cost because they are close to our reserves and are highly mechanized operations. This is in contrast to many other producers with higher cost structures and less extensive reserves, particularly certain companies dependent on operations in central Appalachia.

HIGH-QUALITY, STRATEGICALLY LOCATED RESERVE BASE

Our northern Appalachian reserves accounted for 52% of our total reserves at year-end 1997. These reserves are near many coal users in the United States, particularly generators of electricity, and are served by major coal-transporting railroads and low-cost river transportation. Mining from these reserves accounted for 68% of our production in 1997.

Fifty-two percent of our reserve base is ranked as high-Btu and high-sulfur. The high energy content of our coals benefits customers because they can produce more electricity per pound of coal than with lower Btu fuels. However, the sulfur content of the fuel creates combustion emissions which, by law, must be controlled. During the past two decades, air quality laws have created some market advantages for lower sulfur coals by imposing restrictions on sulfur-dioxide emissions. These usually require high-sulfur coal users to switch to lower sulfur coals, install scrubbers or, in more recent years, to buy pollution allowances. Nevertheless, our high-sulfur coal remains competitive because of our transportation advantage and generally higher Btu content. In addition, we have maintained our margins by progressively reducing unit costs and increasing mine productivity. Further, we believe as more generating plants are retrofitted with scrubbers, the high-Btu content of our coals will become more desirable to electricity generators.

EXPERIENCED MANAGEMENT TEAM

Our management team is one of the most experienced in the coal industry with an average of over 24 years of coal industry experience. The management team has demonstrated its ability to streamline operations and reduce costs. Management has successfully expanded existing mines, built new mines and acquired additional operations leading to an increase in our production, productivity and earnings.

RESEARCH AND DEVELOPMENT CAPABILITIES

We operate the largest private research and development facility in the United States devoted to the mining and use of coal. Our Research and Development Department has pioneered several major technical developments in mining technology. We also are in the forefront of U.S. coal companies in solving coal-combustion and other challenges for customers which enables us to create new business opportunities.

The Research and Development Department also works to improve the effectiveness and the cost of pollution-control technologies. Our facilities and staff, including 100 scientists and engineers, provide both testing and field-diagnostic service to customers and potential customers.

BROAD, DIVERSE CUSTOMER BASE

We currently sell coal to more than 160 different customers, including financially strong domestic utilities. Our three largest customers are Allegheny Energy, Pennsylvania Power Company and Detroit Edison. During 1998, we will sell about 61% of our production under contracts with terms exceeding one year. These contract customers represent a base of nearly 60 companies, both domestic and foreign, including generators of electricity, steel mills, heavy manufacturers, chemical plants, cement plants and paper manufacturers.




EXECUTIVE OFFICES

Our principal executive office is located at 300 Delaware Avenue, Suite 567, Wilmington, Delaware 19801. Our telephone number is (302) 477-1260.

                                 THE OFFERING
Common Stock Offered.........................       22,600,000 shares of our common stock(1)

Common Stock Outstanding After
this Offering...............................        80,267,558 shares of our common stock(1)(2)

Use of Proceeds.............................        We estimate that we will receive net proceeds of approximately $417 million (or
                                                    $480 million if the underwriters exercise their over-allotment option in full).
                                                    We anticipate using these proceeds to repay a portion of $600 million of commercial paper issued by us in order to finance the acquisition of the
                                                    Rochester & Pittsburgh Coal Company, the payment of dividends during 1998 and the repurchase of common stock. See "Use of Proceeds."

Dividends...................................        The Board of Directors currently intends to pay quarterly dividends on our common stock. We expect the first quarterly dividend to be $.27 per share (a rate of $1.08 per share annually) to be paid in the third quarter of 1999. See
                                                    "Dividend Policy."
Proposed New York Stock Exchange Trading
Symbol for Common
Stock........................................       "CNX"

___________________________________

(1)This number excludes up to 3,390,000 shares of common stock subject to an over-allotment option granted by us to the underwriters.

(2)This number excludes shares issuable upon exercise of options to be granted under our 1999 Equity Incentive Plan upon consummation of this offering, which will have exercise prices at or above the initial public offering price. It also excludes an additional shares of common stock reserved for future issuance under the plan.

                     SUMMARY FINANCIAL AND OPERATING DATA


The following table provides summary financial and operating data of CONSOL Energy for the periods indicated. We have derived the summary financial data for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. You may read the report of Ernst & Young LLP elsewhere in this prospectus with respect to the financial statements at December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997. We have derived the summary financial data for the nine months ended September 30, 1997 and 1998 and at September 30, 1998 from our unaudited interim financial statements included elsewhere in this prospectus which, in our opinion, include all adjustments necessary for the fair presentation of such data for the unaudited interim periods. The results of operations for the nine months ended September 30, 1998 do not necessarily indicate what the results of operations will be for the entire year ending December 31, 1998. After this offering, we expect to change our fiscal year from a calendar year to a year ending on June
30. We will have a transitional fiscal period ending June 30, 1999. Our first full fiscal year ending June 30 will be the year that starts July 1, 1999 and ends June 30, 2000. You should read the information in the following tables in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements, included elsewhere in this prospectus.

                          --------------------------------------------------------------------------------------------------
                                               YEAR ENDED DECEMBER 31,                               NINE MONTHS ENDED
                                                                                                       SEPTEMBER 30,
                          ----------------------------------------------------------------------   -------------------------
                                  1993(1)       1994           1995          1996          1997           1997         1998
                          ------------  ------------    -----------   -----------    -----------   -----------  ------------
In thousands,
  except per share data
STATEMENT OF INCOME DATA
Revenue
  Sales(2)..........      $  1,730,209   $ 2,326,104    $ 2,269,211   $ 2,336,014   $ 2,285,197    $ 1,684,523  $ 1,680,063
  Other income......            55,743        86,377         45,024        60,940        64,441         50,968       37,450
                          ------------  ------------    -----------   -----------    ----------    -----------  -----------
     Total revenue..         1,785,952     2,412,481      2,314,235     2,396,954     2,349,638      1,735,491    1,717,513
Costs
  Costs of goods
    sold and other
    operating charges        1,490,869     1,703,678      1,600,271     1,687,836     1,592,489      1,189,645    1,157,674
  Selling, general
    and
    administrative
    expense.........            50,338        53,546         53,537        53,354        55,353         41,109       40,689
  Depreciation,
    depletion and
    amortization....           231,655       265,262        253,113       235,159       233,304        171,353      175,575
  Interest expense..            41,770        50,678         53,915        44,510        45,876         34,468       32,496
  Taxes other than
    income..........           144,776       204,356        200,605       187,396       188,940        143,208      147,951
                          ------------  ------------    -----------   -----------    ----------    -----------  -----------
     Total costs....         1,959,408     2,277,520      2,161,441     2,208,255     2,115,962      1,579,783    1,554,385
                          ------------  ------------    -----------   -----------    ----------    -----------  -----------
Earnings (loss)
  before income taxes         (173,456)      134,961        152,794       188,699       233,676        155,708      163,128
Income taxes........           (84,645)          380         22,744        35,970        49,887         35,824       38,431
                          ------------  ------------    -----------   -----------    ----------    -----------  -----------
Net income (loss)...   $    (88,811)(3)  $   134,581    $   130,050   $   152,729   $   183,789    $   119,884  $   124,697
                          ============  ============    ===========   ===========    ==========    ===========  ===========
Pro forma net
  income(4).........                  -            -              -             -   $   169,751              -  $   122,543
                                                                                     ==========                 ===========
Pro forma net income
  per share(5)......                  -            -              -             -   $      2.11              - $       1.53
                                                                                     ==========                 ===========
Pro forma weighted
  average number of
  common shares
  outstanding(5)....                  -            -              -             -    80,267,559              -   80,267,559
                                                                                     ==========                 ===========

                         -----------------------------------------------------------------------------------------------------
                                             AT DECEMBER 31,                              AT SEPTEMBER 30, 1998
                          --------------------------------------------------------  ------------------------------------------
                                                                                                 PRO       PRO FORMA AS
                                1993       1994       1995        1996        1997    ACTUAL   FORMA(6)     ADJUSTED(7)
                          ---------- ---------- ----------  ----------   ---------- --------- ----------  --------------------
In thousands
BALANCE SHEET DATA
Working capital........   $   75,368 $  208,079 $  277,678  $  358,030   $  77,313 $ (77,615) $  (657,615) $   (240,615)
Total assets ..........    3,664,762  3,952,988  3,871,978   3,857,508   3,548,011 3,989,229    3,989,229     3,989,229
Short-term debt........            0    132,567     78,166      46,378      55,051   105,476      685,476       268,476
Long-term debt
  (including current
  portion).............      435,316    450,332    442,385     449,170     397,275   430,427      430,427       430,427
Total deferred credits
  and other liabilities    2,399,378  2,413,510  2,325,262   2,315,397   2,262,702 2,466,108    2,466,108     2,466,108
Stockholders' equity ..      401,616    456,197    506,247     578,976     302,765   427,462    (152,538)       264,462

                               ---------------------------------------------------------------------------------------------
                                                                                                    NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                                 SEPTEMBER 30,
                               ----------------------------------------------------------------  ---------------------------
                                 1993(1)       1994           1995          1996          1997         1997            1998
                               ------    -----------    -----------    ----------    ----------  -----------     -----------
OTHER OPERATING DATA
Tons sold (in
  thousands)(8)............    52,072        74,199         72,741        77,000        75,170       55,302          56,417
Tons produced (in
  thousands)...............    45,646        72,140         71,324        71,411        72,505       53,754          54,860
Productivity (tons
  per manday)..............     28.35         29.60          31.22         34.57         38.46        37.34           39.99
  Average production
  cost ($ per ton
  produced)................    $26.22        $22.91         $22.31        $21.87        $21.05       $21.33          $21.34
Average sales price
  of tons produced ($ per
  ton produced)............    $28.36        $27.32         $26.61        $26.29        $26.49       $26.41          $26.59
Coal reserves
(tons in millions)(9)           5,176         4,956          5,072         5,063         4,776        5,009           4,847
Number of mining
  complexes (at period
  end).....................        31            30             26            26            24           24          27(10)
Number of employees
  (at period end)..........    10,036         9,739          8,743         8,206         7,711        7,852           8,716

                      ------------------------------------------------------------------------------------------------------
                                                                                                     NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                                 SEPTEMBER 30,
                      ------------------------------------------------------------------------------------------------------
                                 1993(1)        1994           1995          1996          1997           1997         1998
                      ----------------   ------------   ------------   -----------   ----------- --------------  -----------
In thousands
OTHER FINANCIAL DATA
Capital expenditures         $ 138,124     $ 144,438      $ 179,022     $ 169,367     $ 200,617      $ 135,330    $ 188,624
EBIT(11)...........           (135,033)      167,668        188,715       212,708       256,934        171,341      187,547
EBITDA(11).........             96,622       432,930        441,828       447,867       490,238        342,694      363,122
Net cash provided by
  operating
activities.........            261,182       344,629        298,290       372,582       427,913        243,265      262,517
Net cash provided by
  (used in) investing
  activities.......           (231,441)     (357,153)      (160,856)     (251,236)       52,243        (74,850)    (233,424)
Net cash provided by
  (used in) financing
  activities.......            (67,074)       50,418       (140,805)     (119,254)     (501,354)       (87,356)      (9,955)

_______________________________
(1)Results of operations for 1993 reflect the adverse effects of the ten-month strike by employees represented by the United Mine Workers of America in connection with the renegotiation of the National Bituminous Wage Agreement which expired on February 1, 1993. See "Risk Factors--Union Represented Labor Force" and "Business--Employees and Labor Relations."

(2)Includes sales of Fairmont Supply Company, other than to CONSOL, of $157 million in 1993, $179 million in 1994, $212 million in 1995, $203 million in 1996, and $217 million in 1997, and $161 million in the first nine months of 1997 and $132 million in the first nine months of 1998. Fairmont Supply Company is a wholly owned subsidiary of CONSOL that distributes mining and industrial supplies.

(3) Excludes cumulative effect of change in accounting principle. In 1993, we changed accounting methods of accruing provisions for coal workers' pneumoconiosis and workers' compensation. These changes were the result of a reevaluation of measurement methods in light of the issuance of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). We recorded income classified as a cumulative effect of accounting change of $46.3 million representing income of $70.3 million (net of contract deferrals of $67.0 million and income taxes of $47.2 million) for the change in accounting for coal workers' pneumoconiosis, and a charge of $23.9 million (net of income taxes of $16.1 million) for the change in accounting for workers' compensation.


(4) Pro forma net income assumes (A) payment of the extraordinary dividend in 1997 and the purchase of stock from DuPont Energy in 1998 as if they had occurred at the beginning of each period presented and were funded by the reduction of marketable securities and the issuance of commercial paper and (B) the application of the net proceeds from the offering.


(5) Pro forma net income per share and pro forma weighted average number of common shares outstanding assumes the stock split, the purchase of shares of common stock from DuPont Energy and the issuance of shares of common stock in the offering.


(6) Gives effect to the purchase by us of shares of our common stock owned by DuPont Energy and the payment of dividends in 1998 and related borrowings incurred to finance the purchase and dividend. See "Certain Relationships and Related Party Transactions."


(7) Gives effect to the receipt and application by us of an estimated $417 million in net proceeds from the offering. See "Use of Proceeds."


(8) Includes sales of coal produced by us and purchased from third parties. We sold 3.3 million, 3.5 million, 2.7 million, 3.2 million, 3.1 million, 2.2 million and 2.1 million tons of coal that we purchased from third parties during 1993, 1994, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively.


(9) Represents proved and probable reserves at period end. See "Business?Coal Reserves" and "Glossary."


(10) In November 1998, we exchanged two mining complexes, Holden and Twin Branch, with A.T. Massey Coal Company for the Vesta coal reserves located in southwestern Pennsylvania.


(11) EBIT is defined as earnings, before cumulative effective of accounting changes, before deducting net interest expense (interest expense less interest income) and income taxes. EBITDA is defined as earnings, before cumulative effect of accounting changes, before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization. Although EBIT and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that they are useful to an investor in evaluating CONSOL Energy because they are widely used in the coal industry as measures to evaluate a company's operating performance before debt expense and its cash flow. EBIT and EBITDA do not purport to represent cash generated by operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because EBIT and EBITDA are not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. Management's discretionary use of funds depicted by EBIT and EBITDA may be limited by working capital, debt service and capital expenditure requirements and by restrictions related to legal requirements, commitments and uncertainties.

                                 RISK FACTORS

You should consider the following factors and the other information in this prospectus before deciding to invest in the common stock.


THE COAL INDUSTRY IS HIGHLY COMPETITIVE


We sell coal in markets that are highly competitive and affected by factors beyond our control. We compete with coal producers in various regions of the United States for domestic sales, and we compete both with domestic and overseas producers for sales to international markets. Continued demand for our coal and the prices that we will be able to obtain primarily will depend upon coal consumption patterns of the domestic electric utility industry. Consumption by the domestic utility industry is affected by the demand for electricity, environmental and other governmental regulations, technological developments and the price of competing coal and alternative fuel supplies including nuclear, natural gas, oil or renewable energy sources, including hydroelectric power. We also sell coal to overseas utilities and to the more specialized metallurgical coal market which is significantly affected by both international demand and competition. See "Business--Competition."


SIGNIFICANT DECLINES IN COAL PRICES COULD ADVERSELY AFFECT US

Our results of operations are highly dependent upon the prices received for our coal. Any significant decline in prices for coal could have a material adverse effect on our business, financial condition, results of operations and quantities of reserves recoverable on an economic basis. If the industry experiences significant price declines from current levels or other adverse market conditions, we may not be able to generate sufficient cash flow from operations to meet our obligations, including debt service obligations, make planned capital expenditures and pay dividends. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."


WE DEPEND ON A FEW CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES


During 1997, we derived 23% of our total revenue from sales to our two largest customers, Allegheny Energy and a consortium of utility companies, including Cleveland Electric Illuminating Company, Duquesne Light Company, Ohio Edison Company, Pennsylvania Power Company and The Toledo Edison Company, referred to as the CAPCO companies. Allegheny Energy alone accounted for more than 10% of our total revenues during 1997. We currently have five contracts with Allegheny Energy and one with CAPCO. The CAPCO contract expires December 31, 1999. Our contracts with Allegheny Energy expire in 2001, 2002, 2004 and 2005. We have engaged in discussions with both customers to either extend existing long-term contracts or enter into new contracts. There can be no assurance that these customers either will extend or enter into new long-term contracts or, in the absence of long-term contracts, that they will continue to purchase the same amount of coal as they have in the past or on terms, including pricing terms, as favorable to us as under existing agreements. Based on current market conditions, we anticipate that the contract expiring in 1999, if renegotiated, would provide for less favorable pricing terms. The loss of either customer or changes in the amounts of coal that they purchase from us or the terms on which they buy could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--Coal Contracts."

OUR CUSTOMERS MAY NOT EXTEND EXISTING OR ENTER INTO NEW LONG-TERM CONTRACTS


During 1997, sales under long-term coal supply contracts generated approximately 66% of our total revenue from coal sales. These contracts contribute to the stability and profitability of our operations by providing predictability of production volumes and sales prices. Changes in regulations governing the electric utility industry may make it more difficult for us to enter into long-term contracts with our electric utility customers, as these customers may become more sensitive to long-term price or quantity commitments in a more competitive environment. A substantial decrease in the amount of coal sold by us pursuant to long-term contracts could subject our revenue stream to increased volatility and adversely affect our profitability. See "Business--Coal Contracts."


THE EXPIRATION OF LONG-TERM CONTRACTS WITH FAVORABLE PRICING OR CONTRACT PROVISIONS ALLOWING FOR THE RENEGOTIATION OF PRICES COULD REDUCE OUR PROFITABILITY

The profitability of our long-term coal supply contracts depends on a variety of factors, varies from contract to contract and fluctuates during the contract term, depending on contract provisions, our actual production costs and other factors. In addition, provisions for adjustment or renegotiation of prices and other provisions may increase our exposure to short-term coal price volatility. If a substantial portion of our long-term contracts were modified or terminated, we would be affected adversely to the extent that we are unable to find other customers at the same level of profitability. Because the price of coal has declined in recent years, some of our long-term contracts are for prices above current spot market prices. The loss of certain of our long-term contracts could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--Coal Contracts."


DISPUTES WITH OUR CUSTOMERS CONCERNING CONTRACTS CAN RESULT IN LITIGATION

From time to time we have disputes with our customers over the provisions of long-term contracts relating to, among other things, coal quality, pricing and quantity. We currently are involved in litigation with one customer and another customer has made an arbitration demand. We may become involved in similar proceedings in the future. There can be no assurance that we will be able to resolve existing and future disputes in a satisfactory manner. See "Business--Legal Proceedings."


COAL MINING IS SUBJECT TO UNEXPECTED DISRUPTIONS


Our mining operations are predominantly underground mines using longwall mining methods. These mines are subject to conditions or events beyond our control that could disrupt operations and affect the cost of mining at particular mines for varying lengths of time. These include: fires and explosions from methane; mining and processing equipment failures; changes in geologic or hydrologic conditions; inability to acquire mining rights or permits; or other disruptions to the mining process. We generally do not maintain third-party insurance against underground mining risks.


DECLINES IN THE PRICES WE RECEIVE REQUIRE THAT WE CONTINUE TO REDUCE OPERATING COSTS AND IMPROVE EFFICIENCIES


We historically have improved productivity and reduced the costs of our operations. Such improvements are important because they have enabled us to maintain margins even despite the expiration of above market long-term contracts. We intend to continue to reduce operating costs and improve efficiencies. However, there can be no assurance that such efforts will be successful. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

UNION REPRESENTED LABOR FORCE

At September 30, 1998, the United Mine Workers of America represented approximately 50% of our workforce. Of our coal production in 1997, 65% or 47.1 million tons of coal was produced at mines where the maintenance and production workforce was represented by the United Mine Workers of America. The current National Bituminous Coal Wage Agreement, the wage agreement which applies to substantially all of our represented employees at our mining operations, became effective on January 1, 1998, and continues through December 31, 2002. Certain of our competitors have lesser levels of representation. Because of the increased risk of strikes and other related work actions, in addition to higher labor costs, which may be associated with represented operations in the coal industry, our non-represented competitors may have a competitive advantage in areas where they compete with our represented operations. If some or all of our current non-represented operations were to become represented, we could incur increased risk of work stoppages and higher labor costs. The ten-month United Mine Workers of America strike in 1993 had a material adverse effect on our results of operations. See "Business--Employees and Labor Relations."


TRANSPORTATION DISRUPTIONS COULD IMPAIR OUR ABILITY TO SELL COAL


Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to provide access to markets. One of our major rail transportation providers, Conrail, recently was acquired by CSX Transportation, Inc. and Norfolk Southern Corporation. The integration of Conrail into CSX Transportation and Norfolk Southern is expected to begin June 1, 1999, although we understand that certain steps have been taken already. We have had meetings with both rail carriers to discuss specifically issues relating to the integration of Conrail, CSX Transportation and Norfolk Southern operations and to seek to ensure continued service during the period of integration. Although we have not yet experienced any service disruptions because of the merger, disruptions in service may occur during the transition period. We do not know how long the transition period will last. Disruption of transportation services because of problems arising from the integration process or from weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to customers and could have a material adverse effect on our business, financial condition and results of operations.


TRANSPORTATION COSTS ARE CRITICAL TO OUR CUSTOMERS' PURCHASING DECISIONS

Transportation costs represent a significant portion of the total cost of coal and, as a result, the cost of delivery is a critical factor in a customer's purchasing decision. Although increases in transportation costs could give our operations in northern Appalachia a competitive advantage over coal mined in other regions, such increases could make coal a less competitive source of energy. Such increases could have a material adverse effect on our ability to compete with other energy sources and on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."


A SUBSTANTIAL PORTION OF OUR COAL HAS HIGH-SULFUR CONTENT WHICH MAY MAKE IT MORE COSTLY TO USE BECAUSE OF THE CLEAN AIR ACT


The Clean Air Act limits the ability of some of our customers to burn higher sulfur coals unless they install scrubbers, purchase sulfur dioxide emission allowances or blend high-sulfur coal with low-sulfur coal. The development of our high-sulfur coal reserves is dependent on the cost of such emission allowances, the cost and availability of low-sulfur coal and whether electric utilities install scrubbers to meet the more stringent SO2 emissions requirements of the Clean Air Act which will become effective in 2000. See "Coal Industry Overview" and "Business--Coal Reserves."

THE DEVALUATION OF FOREIGN CURRENCIES COULD ADVERSELY AFFECT THE COMPETITIVENESS OF OUR COAL ABROAD


We compete in international markets with coal produced in other countries, including principally Australia, South Africa, Colombia, Venezuela and Indonesia. Coal is sold internationally in U.S. dollars. As a result, mining costs in competing producing countries may be reduced in U.S. dollar terms based on currency exchange rates. Devaluation of currencies in producing countries could adversely affect the competitiveness of U.S. coal in international markets and could have a material adverse effect on our business, financial condition and results of operations. We do not engage in currency hedging transactions. See "Business--Competition."


WE ACCRUE FOR CERTAIN LONG-TERM LIABILITIES BASED UPON CERTAIN ASSUMPTIONS WHICH MAY NOT MATERIALIZE

We provide various health and welfare benefits to inactive and retired employees. These obligations have been estimated by us based on certain assumptions described in Notes 1, 14 and 15 of the Notes to Consolidated Financial Statements. At September 30, 1998, the current and non-current portions of these obligations include: post retirement medical and life insurance ($1,289 million); coal workers' pneumoconiosis ($496 million); workers' compensation ($248 million); salary retirement ($23 million), and long-term disability ($28 million). These obligations are unfunded except for salary retirement and long-term disability which are partially funded.

We have obligations arising under various federal and state environmental laws and regulations. These obligations are estimated by us based on permit requirements and various assumptions concerning costs and production. At September 30, 1998, the current and non-current portion of these obligations include mine closing ($286 million) and reclamation ($34 million). These obligations are unfunded.

If our assumptions do not materialize as expected, cash expenditures and costs could be materially greater than those reflected in our financial statements. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."


REGULATORY RISKS ARE INHERENT AND SUBSTANTIAL IN OUR BUSINESS


General Risks. The coal mining industry is subject to regulation by federal, state and local authorities on matters such as employee health and safety, permit and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, the industry is affected by legislation mandating certain benefits for current and retired coal miners.


Numerous governmental permits and approvals are required for mining operations. We may be required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. Requirements imposed by any such authority may be costly and time-consuming and may delay commencement or continuation of exploration or production operations.


The possibility also exists that new legislation or regulations and orders may be adopted which may materially adversely affect our mining operations, our cost structure or our customers' ability to use coal. New legislation and new regulations under existing laws related to the protection of the environment, which would further regulate or tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. Such legislation, if enacted, could have a material adverse effect on our business, financial condition and results of operations. See "Regulation."


The Clean Air Act Affects Our Operations and Could Influence The Purchasing Decisions Of Our Customers. The Clean Air Act and corresponding state laws that regulate emissions into the air affect coal mining operations. Direct impact on coal mining and processing operations may occur through the Clean Air Act permit and emissions control requirements relating to particulate matter including, without limitation, fugitive dust. In July 1997, the U.S. Environmental Protection Agency adopted new, more stringent National Ambient Air Quality Standards for particulate matter and ozone which are expected to be implemented by 2003. The impact of the new National Ambient Air Quality Standards on the coal industry will depend on the policies and control strategies implemented by states under the Clean Air Act, but could have a material adverse effect on our business, financial condition and results of operations.


The Clean Air Act affects coal mining operations indirectly by extensively regulating the emission into the air of SO2 and other compounds, including nitrogen oxides, emitted by coal-fueled power plants. The Clean Air Act places limits on SO2 emissions from electric power generation plants. The initiation of a second phase of emission reductions beginning in 2000 could affect adversely the demand for higher sulfur coal, which currently accounts for a substantial portion of our sales, as additional coal-burning electric power generation plants become subject to the restrictions of the Clean Air Act. The extent to which the switch by utilities to lower sulfur coal or other low-sulfur fuels would materially adversely affect us would depend upon a number of factors, including the cost structure of our operations.


The Clean Air Act also affects coal mining operations by requiring utilities that currently are major sources of nitrogen oxides in moderate or higher ozone nonattainment areas to install reasonably available control technology. The Environmental Protection Agency recently announced a proposal that would require 22 eastern states to reduce substantially nitrogen oxide emissions by the year 2003. The effect which such regulations or other requirements that may be imposed in the future could have on the coal industry in general and on us in particular cannot be predicted with certainty. No assurance can be given that the implementation of the Clean Air Act, the new National Ambient Air Quality Standards or any other future regulatory provisions will not materially adversely affect our business, financial condition and results of operation.


The Passage Of Legislation Responsive To The Framework Convention On Global Climate Change Could Have An Adverse Effect On Our Business. The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. Although the U.S. Senate has not yet ratified the Kyoto Protocol and no comprehensive regulations controlling greenhouse gas emissions have been enacted, efforts to control greenhouse gas emissions could result in reduced use of coal if electric power generators switch to lower carbon sources of fuel. Such restrictions could have a material adverse effect on our business, financial condition and results of operations.


We Are Subject to the Clean Water Act Which Imposes Monitoring and Reporting Obligations. The federal Clean Water Act affects coal mining operations by, among other things, imposing restrictions on effluent discharge into waters. Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. We believe that we have obtained all permits required under the Clean Water Act. However, there can be no assurance that requirements under the Clean Water Act will not materially adversely affect our business, financial condition and results of operations. See "Regulation."


Deregulation of the Electric Utility Industry Could Lead to Efforts to Reduce Coal Prices. Deregulation of the electric utility industry, when implemented, will enable industrial, commercial and residential customers to shop for the lowest cost supply of electricity. This fundamental change in the power industry may result in efforts to reduce coal prices, which could have a material adverse effect on our business, financial condition and results of operations.


We Have Significant Employee and Retiree Benefit Obligations. Under Black Lung benefits legislation, each coal mine operator is required to make payments of pneumoconiosis (black lung) benefits to (1) current and former coal miners, (2) certain survivors of a miner who dies from black lung disease and (3) a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970, or where no responsible coal mine operator has been identified for claims where a miner's last coal employment was after December 31, 1969. In addition to federal acts, we are also liable under various state statutes for pneumoconiosis claims. Our pneumoconiosis (black lung) benefits liabilities totaled approximately $496 million on our balance sheet at September 30, 1998. The impact of these costs has not been significant for the nine-month period ended September 30, 1998. The related cash payment for such liability was $7 million.


In recent years, legislation on black lung reform has been introduced but not enacted in Congress. It is possible that such legislation will be reintroduced for consideration by Congress. If any of the proposals included in such or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. There can be no assurance that any such changes in black lung legislation, if approved, will not have a material adverse effect on our business, financial condition and results of operation.

The U.S. Department of Labor has issued proposed amendments to the regulations implementing the federal black lung laws which, among other things, establish a presumption in favor of a claimant's treating physician and limit a coal operator's ability to introduce medical evidence regarding the claimant's medical condition. If adopted, the amendments could have an adverse effect on us, the extent of which cannot be accurately predicted.

Additionally, we are required to compensate employees for work-related injuries. Our workers' compensation liabilities were $248 million at September 30, 1998. The amount that was included as a cost for the nine-month period ended September 30, 1998 was $37 million, while the related cash payment for such liability was $31 million. In addition, several states in which we operate consider changes in workers' compensation laws from time to time. Such changes, if enacted, could adversely affect our business, financial condition and results of operation.

The Coal Industry Retiree Health Benefits Act of 1992 requires us to make payments to fund the cost of health benefits for our and other coal industry retirees. We made payments of $32 million and $27 million in 1997 and for the nine months ended September 30, 1998, respectively. See Note 14 of Notes to Consolidated Financial Statements. As a result of a U.S. Supreme Court decision rendered in 1998, we may be required to increase our share of such payments. However, the magnitude of such increase, if any, cannot be determined at this time.


We Are Subject To Reclamation, Mine Closure and Subsidence Regulations And Must Accrue For The Estimated Costs Of Complying With Such Regulations. The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that we obtain and periodically renew permits for mining operations and that our mine property be restored in accordance with specified standards and an approved reclamation plan. States also impose on mine operators the responsibility for repairing or compensating for damage occurring on the surface as a result of mining operations.

We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary, over the estimated useful mining life of the property. The establishment of liability for the current disturbance and final mine closure reclamation is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and production levels. The reclamation costs, mine-closing costs and other environmental liability accruals were $321 million at September 30, 1998. The amount that was included as an operating expense for the nine-month period ended September 30, 1998 was $7 million, while the related cash payment for such liability in such period was $22 million. Although our management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures, future operating results would be adversely affected if such accruals were later determined to be insufficient.


We Could Incur Significant Costs Under Federal and State Superfund Statutes. Risks of environmental liability are inherent with respect to both current and past coal mining activities. The Comprehensive Environmental Response, Compensation and Liability Act and similar state laws create liabilities for investigation and remediation for releases of hazardous substances to the environment and damages to natural resources. Our current and former coal mining operations currently incur, and will continue to incur, expenditures associated with the investigation and remediation of environmental matters, including underground storage tanks, solid and hazardous waste disposal and other matters under the Comprehensive Environmental Response, Compensation and Liability Act and state environmental laws.


From time to time, we have been the subject of administrative proceedings, litigation and investigations relating to environmental matters. We have been named as a potentially responsible party at several Superfund sites. Based on various factors, we believe that the liabilities associated with such Superfund sites should not have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that we will not become involved in future proceedings, litigation or investigations or that such liabilities will not be material.

While we believe that we have accrued for the costs likely to be incurred for these environmental matters, and that those costs are not likely to have a material adverse effect upon our business, financial condition and results of operations, there can be no assurance that total costs and liabilities for these environmental matters will not increase in the future. The magnitude of the liability and the cost of complying with these environmental laws cannot be predicted with certainty due to the lack of specific information available with respect to many sites, the potential for new or changed laws and regulations and for the development of new remediation technologies and the uncertainty regarding the timing of work with respect to particular sites. As a result, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future or that our liabilities will not be adversely affected by such environmental liabilities or costs. In addition, there can be no assurance that changes in laws or regulations would not affect the manner in which we are required to conduct our operations. See "Regulation."


RHEINBRAUN MAY OWN AS MUCH AS 67.8% OF OUR COMMON STOCK AFTER THE OFFERING AND WILL BE ABLE TO CONTROL SIGNIFICANT DECISIONS BY CONSOL


After this offering, Rheinbraun A.G. and Rheinbraun US GmbH will together own 67.8% of our outstanding shares of common stock (65% if the underwriters' over-allotment option is exercised in full). These principal stockholders will be able to direct the election of all of the members of our Board of Directors and exercise a controlling influence over our business and affairs, including any determinations with respect to:

     .   mergers or other business combinations;

     .   our acquisition or disposition of assets;

     .   our incurrence of indebtedness;

     . the issuance of any additional shares of our common stock or other equity securities; and

     .   the payment of dividends.

Similarly, the principal stockholders will have the power to:

     . determine matters submitted to a vote of our stockholders without the consent of our other stockholders;

     .   prevent or cause a change in control; or

     . take other actions that might be favorable to the principal stockholders.

In the foregoing situations or otherwise, various conflicts of interest between us and our principal stockholders could arise. Ownership interests of our directors or officers in voting securities of our principal stockholders or their affiliates or service as a director or officer or other employee of both us and one of our principal stockholders or one of their affiliates could create or appear to create potential conflicts of interest when directors and officers and employees are faced with decisions that could have different implications for us and our principal stockholders. See "Management" and "Principal Stockholders."


OUR SHARE PRICE MAY DECLINE DUE TO SHARES ELIGIBLE FOR FUTURE SALE


After this offering, a total of 54,403,357 shares of common stock will be owned by Rheinbraun A.G. and Rheinbraun U.S. GmbH and 3,264,201 shares of common stock will be owned by DuPont Energy. We cannot predict the effect, if any, that future sales of shares of our common stock, or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales by us, Rheinbraun A.G., Rheinbraun U.S. GmbH or DuPont Energy of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock offered in this offering. Such a reduction in the market price of our common stock could impair our ability to raise additional capital through future public offerings of our equity securities.


Each of Rheinbraun A.G., Rheinbraun U.S. GmbH and DuPont Energy has agreed not to dispose of its shares for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. See "Shares Eligible for Future Sale."


THE MARKET PRICE OF OUR COMMON STOCK COULD BE VOLATILE

The trading price of our common stock could be subject to wide fluctuations in response to, among other things, the following factors:

     .   variations in operating results;

     .   expectations of securities analysts;

     .   technological innovations by us or our competitors;

     .   changes in financial estimates by securities analysts; or

     . the operating and stock price performance of other companies that investors may consider comparable to us.

In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies which are traded on the market. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual performance.

OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY DATA PROCESSING FAILURES AFTER DECEMBER 31, 1999

The year 2000 issue is the result of computer programs being written using two digits rather than four to identify the applicable year and is an issue which exists for all companies that rely on computers as the year 2000 approaches. The failure to correct any such programs may result in incorrect results when computers perform arithmetic operations, comparisons or data field sorting and some non-information systems functions that rely on computers making calculations. Based on recent assessments, we have determined that we will be required to modify or replace some portions of our software, and, to a lesser extent, our hardware so that those systems will properly utilize dates beyond December 31, 1999. We do not expect costs in connection with any such modifications and replacements to be material. However, if such modifications and replacements are not made, or are not completed in a timely manner, the year 2000 issue may have a material adverse effect on our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000 Issue."


THE ACCURACY OF FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS IS UNCERTAIN


This prospectus contains certain "forward-looking statements" (as defined in Section 27A of the Securities Act) that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to certain risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

     . the success or failure of our efforts to implement our business strategy;

     .   reliance on major customers and long-term contracts;

     .   actions of our competitors and our ability to respond to such actions;

     .   risks inherent to mining;

     .   the effect of government regulation; and

     . the other factors discussed above under the heading "Risk Factors" and elsewhere in this prospectus.

We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS


The net proceeds to CONSOL from the offering, after underwriting discounts, commissions and expenses payable by CONSOL, are estimated to be approximately $417 million (assuming an initial public offering price of $19.50 per share and no exercise of the underwriter's over-allotment option). Such net proceeds will be used to repay a portion of $600 million of commercial paper issued by CONSOL in order to finance:


     . the November 1998 purchase of shares of common stock from DuPont Energy Company for $500 million,


     . the payment of dividends in 1998 totalling $48.8 million to Rheinbraun A.G. and Rheinbraun U.S. GmbH and $31.2 million to DuPont Energy Company and


     . the September 1998 acquisition of the Rochester & Pittsburgh Coal Company for $150 million and the refinancing of certain indebtedness aggregating $50 million of Rochester & Pittsburgh.


The commercial paper to be repaid has maturities of up to 90 days and currently bears interest at rates ranging from 5.55% to 5.68% per annum.


                                DIVIDEND POLICY


The Board of Directors currently intends to declare and pay quarterly dividends on common stock. It is expected that the first quarterly dividend after the offering will be $.27 per share (a rate of $1.08 per share annually) and will be paid in the third quarter of 1999. The declaration and payment of dividends by CONSOL is subject to the discretion of the Board of Directors, and no assurance can be given that CONSOL will pay such dividend or any further dividends. The determination as to the payment of dividends will depend upon, among other things, general business conditions, CONSOL's financial results, contractual and legal restrictions regarding the payment of dividends by CONSOL, the credit ratings of CONSOL, planned investments by CONSOL and such other factors as the Board of Directors deems relevant.


CONSOL paid ordinary cash dividends to its stockholders of $80 million in each of 1995, 1996, 1997 and 1998. CONSOL also paid an extraordinary cash dividend to its stockholders of $380 million in 1997. The dividends historically paid by CONSOL are not indicative of its future dividend policy, particularly because CONSOL was closely held prior to the offering. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

                                CAPITALIZATION


The following table sets forth the consolidated capitalization of CONSOL at September 30, 1998 (1) on an actual basis, (2) on a pro forma basis reflecting
(A) the purchase by CONSOL of shares of common stock for $500 million held by DuPont Energy and the payment of dividends totalling $80 million and (B) borrowings incurred to purchase the shares and pay the dividend and (3) on a pro forma, as adjusted basis reflecting the offering and the application by CONSOL of the estimated net proceeds therefrom. See "Principal Stockholders--Certain Transactions."

                                                                       --------------------------------------------
                                                                                                          PRO FORMA
                                                                         ACTUAL         PRO FORMA       AS ADJUSTED
                                                                       ---------        ---------       -----------
Dollars in thousands
Short-term debt.............................................           $ 105,476         $685,476         $ 268,476
Current portion of long-term debt...........................           $ 108,540        $ 108,540         $ 108,540
Long-term debt
     Notes due 2002.........................................           $  66,000        $  66,000         $  66,000
     Notes due 2004.........................................              45,000           45,000            45,000
     Notes due 2007.........................................              44,784           44,784            44,784
     Baltimore Port Facility revenue
         bonds in series due 2010 and 2011..................             102,865          102,865           102,865
     Variable rate notes payable
         at various dates through 2001......................               2,119            2,119             2,119
     Advance royalty commitments............................              26,556           26,556            26,556
     Long-term capitalized leases...........................              22,164           22,164            22,164
     Other long-term notes maturing                                    ---------        ---------         ---------
         at various dates through 2007......................              12,399           12,399            12,399

         Total long-term debt...............................             321,887          321,887           321,887
Stockholders' equity
     Common Stock, $.01 par value, 500,000,000 shares
         authorized; Issued and outstanding, actual
         108,806,714 shares; issued and outstanding, pro
         forma 57,667,559 shares; issued and outstanding, pro
         forma as adjusted 80,267,559 shares(1).............               1,088              577               803
     Capital in excess of par value.........................             801,916          302,427           719,201
     Retained earnings (deficit)............................            (375,542)        (455,542)         (455,542)
                                                                       ---------        ---------         ---------
       Total stockholders' equity...........................             427,462         (152,538)          264,462
                                                                       ---------        ---------         ---------
              Total capitalization..........................           $ 749,349         $169,349         $ 586,349
                                                                       =========        =========         =========

-------------------

(1) The number of shares, pro forma as adjusted, set forth above excludes shares of common stock issuable upon exercise of options to be granted under the 1999 Equity Incentive Plan upon consummation of the offering and an additional shares of common stock reserved for future issuance under the 1999 Equity Incentive Plan. See "Management."

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected consolidated financial and operating data of CONSOL for the periods indicated. The selected consolidated financial data for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the consolidated financial statements of CONSOL which financial statements have been audited by Ernst & Young LLP, independent auditors. The report of Ernst & Young LLP with respect to the financial statements at December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997 appears elsewhere in this Prospectus. The selected financial data for the nine months ended September 30, 1997 and 1998 and at September 30, 1998 have been derived from CONSOL's unaudited interim financial statements included elsewhere in this Prospectus which, in the opinion of CONSOL, include all adjustments necessary for the fair presentation of such data for the unaudited interim periods. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results of operations to be expected for the entire year ending December 31, 1998. After the offering, CONSOL expects to change its fiscal year from a calendar year to a year ending on June 30. CONSOL will have a transitional fiscal period ending June 30, 1999. CONSOL's first full fiscal year ending June 30 will be the year that starts July 1, 1999 and ends June 30, 2000. The information in the following table should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements included elsewhere in this Prospectus.

                              ----------------------------------------------------------------------------------------------------
                                                                                                            NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                                 SEPTEMBER 30,
                              ----------------------------------------------------------------------------------------------------
                                   1993(1)             1994           1995          1996          1997           1997         1998
                              ---------         -----------    -----------   -----------   -----------    -----------  -----------
In thousands,
  except per share
  data
STATEMENT OF INCOME DATA
Revenue
  Sales(2).................   $  1,730,209      $ 2,326,104    $ 2,269,211   $ 2,336,014   $ 2,285,197    $ 1,684,523  $ 1,680,063
  Other income.............         55,743           86,377         45,024        60,940        64,441         50,968       37,450
                              ------------      -----------    -----------   -----------   -----------    -----------  -----------

     Total revenue.........      1,785,952        2,412,481      2,314,235     2,396,954     2,349,638      1,735,491    1,717,513
Costs
  Costs of goods
    sold and other
    operating charges......      1,490,869        1,703,678      1,600,271     1,687,836     1,592,489      1,189,645    1,157,674
  Selling, general and
    administrative
    expense................         50,338           53,546         53,537        53,354        55,353         41,109       40,689

  Depreciation, depletion
    and amortization.......        231,655          265,262        253,113       235,159       233,304        171,353      175,575

  Interest expense.........         41,770           50,678         53,915        44,510        45,876         34,468       32,496
  Taxes other than income..        144,776          204,356        200,605       187,396       188,940        143,208      147,951
                              ------------      -----------    -----------   -----------   -----------    -----------  -----------

     Total costs...........      1,959,408        2,277,520      2,161,441     2,208,255     2,115,962      1,579,783    1,554,385
                              ------------      -----------    -----------   -----------   -----------    -----------  -----------
Earnings (loss) before
  income taxes.............      (173,456)          134,961        152,794       188,699       233,676        155,708      163,128
Income taxes...............       (84,645)              380         22,744        35,970        49,887         35,824       38,431
                              ------------      -----------    -----------   -----------   -----------    -----------  -----------
Net income (loss)..........   $   (88,811)(3)   $   134,581    $   130,050   $   152,729   $   183,789    $   119,884  $   124,697
                              ============      ===========    ===========   ===========   ===========    ===========  ===========
Pro forma net income(4)....             -                 -              -             -   $   169,751              -  $   122,543
                                                                                           ===========                 ===========
Pro forma net income
  per share(5).............             -                 -              -             -   $      2.11              -  $      1.53
                                                                                           ===========                 ===========
Pro forma weighted
  average number of
  common shares
  outstanding (5)..........             -                 -              -             -    80,267,559              -   80,267,559
                                                                                           ===========                 ===========

                                  --------------------------------------------------------------------------------------
                                                     AT DECEMBER 31,                     AT SEPTEMBER 30, 1998
                                  --------------------------------------------------------------------------------------
                                                                                                                   PRO
                                        1993        1994        1995        1996         1997        ACTUAL      FORMA(6)
                                  ----------  ----------  ----------  ----------   ----------   ----------   -----------
In thousands
BALANCE SHEET DATA
Working capital................   $   75,368  $  208,079  $  277,678  $  358,030   $   77,313   $  (77,615)  $  (657,615)
Total assets...................    3,664,762   3,952,988   3,871,978   3,857,508    3,548,011    3,989,229     3,989,229
Short-term debt................            0     132,567      78,166      46,378       55,051      105,476       685,476
Long-term debt (including
  current portion).............      435,316     450,332     442,385     449,170      397,257      430,427       430,427
Total deferred credits and
  other liabilities............    2,399,378   2,413,510   2,325,262   2,315,397    2,262,702    2,466,108     2,466,108
Stockholders' equity ..........      401,616     456,197     506,247     578,976      302,765      427,462      (152,538)

                                 --------------------------------------------------------------------------------------
                                                                                                 NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
                                 --------------------------------------------------------------------------------------
                                   1993         1994         1995          1996         1997          1997         1998
                                 ------       ------       ------        ------       ------        ------       ------
OTHER OPERATING DATA
Tons sold (in
   thousands)(7).............    52,072       74,199       72,741        77,000       75,170        55,302       56,417
Tons produced (in
   thousands)................    45,646       72,140       71,324        71,411       72,505        53,754       54,860
Productivity (tons per
   manday)...................     28.35        29.60        31.22         34.57        38.46         37.34        39.99
Average production
   cost ($ per ton
   produced).................    $26.22       $22.91       $22.31        $21.87       $21.05        $21.33       $21.34
Average sales price of
   tons produced ($ per
   ton produced).............    $28.36       $27.32       $26.61        $26.29       $26.49        $26.41       $26.59
Coal reserves
   (tons in
   millions)(8)..............     5,176        4,956        5,072         5,063        4,776         5,009        4,847
Number of mining
   complexes (at period
   end)......................        31           30           26            26           24            24        27(9)
Number of employees
   (at period end)...........    10,036        9,739        8,743         8,206        7,711         7,852        8,716

                              -----------------------------------------------------------------------------------------
                                               YEAR ENDED DECEMBER 31,                           NINE MONTHS ENDED
                                                                                                   SEPTEMBER 30,
                              -----------------------------------------------------------------------------------------
                                   1993         1994         1995          1996         1997          1997         1998
                              ---------    ---------    ---------     ---------    ---------     ---------    ---------
In thousands
OTHER FINANCIAL DATA
Capital expenditures........  $ 138,124    $ 144,438    $ 179,022     $ 169,367    $ 200,617     $ 135,330    $ 188,624
EBIT(10)....................  (135,033)      167,668      188,715       212,708      256,934       171,341      187,547
EBITDA(10)..................     96,622      432,930      441,828       447,867      490,238       342,694      363,122
Net cash provided by
   operating activities.....    261,182      344,629      298,290       372,582      427,913       243,265      262,517
Net cash provided by
   (used in) investing
   activities...............  (231,441)    (357,153)    (160,856)     (251,236)       52,243      (74,850)    (233,424)
Net cash provided by
   (used in) financing
   activities...............   (67,074)       50,418    (140,805)     (119,254)    (501,354)      (87,356)      (9,955)

_________________

(1)Results of operations for 1993 reflect the adverse effects of the ten-month strike by employees represented by the United Mine Workers of America ("UMWA") in connection with the renegotiation of the National Bituminous Coal Wage Agreement (the "NBCWA") which expired on February 1, 1993. See "Risk Factors--Union Represented Labor Force" and "Business--Employees and Labor Relations."

(2)Includes sales of Fairmont Supply Company, other than to CONSOL, of $157 million in 1993, $179 million in 1994, $212 million in 1995, $203 million in 1996, and $217 million in 1997, and $161 million in the first nine months of 1997 and $132 million in the first nine months of 1998. Fairmont Supply Company is a wholly owned subsidiary of CONSOL that distributes mining and industrial supplies.

(3)Excludes cumulative effect of change in accounting principle. In 1993, CONSOL changed accounting methods of accruing provisions for coal workers' pneumoconiosis and workers' compensation. These changes were the result of a reevaluation of measurement methods in light of the issuance of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). CONSOL recorded income classified as a cumulative effect of accounting change of $46.3 million representing income of $70.3 million (net of contract deferrals of $67.0 million and income taxes of $47.2 million) for the change in accounting for coal workers' pneumoconiosis, and a charge of $23.9 million (net of income taxes of $16.1 million) for the change in accounting for workers' compensation.

(4)Pro forma net income assumes (A) payment of the extraordinary dividend in 1997 and the purchase of stock from DuPont Energy in 1998 as if they had occurred at the beginning of the period and were funded by the reduction of marketable securities and the issuance of commercial paper and (B) the application of the net proceeds from the offering.

(5)Pro forma net income per share and pro forma weighted average number of common shares outstanding assumes the stock split, the purchase of shares of common stock from DuPont Energy and the issuance of shares of common stock in the offering.

(6)Gives effect to the purchase by CONSOL of shares of common stock owned by DuPont Energy and the payment of dividends in 1998 and related borrowings incurred to finance the purchase and dividend. See "Certain Relationships and Related Party Transactions."

(7)Includes sales of coal produced by CONSOL and purchased from third parties. CONSOL sold 3.3 million, 3.5 million, 2.7 million, 3.2 million, 3.1 million, 2.2 million and 2.1 million tons of coal that we purchased from third parties during 1993, 1994, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively.

(8)Represents proved and probable reserves at period end. See "Business--Coal Reserves" and "Glossary."

(9)In November 1998, CONSOL exchanged two mining complexes, Holden and Twin Branch, with A.T. Massey Coal Company for the Vesta coal reserves located in southwestern Pennsylvania.

(10)EBIT is defined as earnings, before cumulative effect of accounting changes, from continuing operations, before deducting net interest expense (interest expense less interest income) and income taxes. EBITDA is defined as earnings, before cumulative effect of accounting changes, before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization. Although EBIT and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that they are useful to an investor in evaluating CONSOL because they are widely used in the coal industry as measures to evaluate a company's operating performance before debt expense and its cash flow. EBIT and EBITDA do not purport to represent cash generated by operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because EBIT and EBITDA are not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. Management's discretionary use of funds depicted by EBIT and EBITDA may be limited by working capital, debt service and capital expenditure requirements and by restrictions related to legal requirements, commitments and uncertainties.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION


GENERAL

CONSOL ranks among the largest coal companies in the United States based upon total revenue, net income and operating cash flow. CONSOL is the largest U.S. producer of high-Btu bituminous coal, the largest producer of coal east of the Mississippi River, the largest producer from underground mines and the largest U.S. exporter of coal to international markets. CONSOL sells coal to more than 20 nations and serves markets in Europe, South America, Southeast Asia, Africa, the Caribbean and North America. Production in 1997 totalled 73 million tons. CONSOL accounted for 7% of total domestic tons produced and for 12% of tons produced in the eastern United States during 1997. CONSOL currently operates 25 mining complexes. At December 31, 1997, CONSOL had 4.8 billion tons of proved and probable coal reserves, the second largest reserve base among U.S. coal producers.

CONSOL has increased earnings over the last five years by (1) reducing unit costs of production through productivity improvements, (2) expanding CONSOL mines by investing in technology, thereby using the resulting production increases to replace older, higher cost mines with depleted reserves, (3) investing in acquisitions that complement existing operations, and (4) successfully selling coal at prices that have enabled CONSOL to maintain margins despite the expiration of above-market sales contracts. CONSOL will attempt to continue to use these methods in the future.

CONSOL has maintained the delivered-cost competitiveness of its coals by increasing productivity. CONSOL operates 25% of all longwall mining systems in the United States, more than any other coal producer. The distinguishing characteristic of longwall mines relative to other types of mines is a low variable-cost structure due to highly mechanized operations. Expansion of production from these mines can be achieved at low incremental cost. This has allowed CONSOL to generate positive cash margins even under pricing pressures. While tons produced by CONSOL have increased in each of 1995, 1996 and 1997, CONSOL reduced employment at its mining complexes in operation by 11.8% from December 31, 1995 through December 31, 1997 and the number of mining complexes in operation from 30 to 24. During the same period, net income increased in each year, from $130 million in 1995 to $153 million in 1996 and $184 million in 1997, as did net cash provided by operating activities which increased from $298 million in 1995 to $373 million in 1996 and $428 million in 1997.

CONSOL expects to continue to reduce its unit cost of production in the future. CONSOL currently is expanding the preparation plant that serves the Bailey and Enlow Fork operation and plans to improve underground haulage to ultimately increase production nearly 25% from what already is a record level. CONSOL replaced track haulage with more efficient belt haulage at its McElroy mine in 1997 and its Blacksville mine in 1998. Also at the McElroy mine, CONSOL is constructing a raw coal silo that will allow greater efficiency at both the plant and in the mine. At the Blacksville mine, CONSOL plans to accelerate the lifting of coal from the vertical shaft in the mine, which is the current bottleneck. CONSOL intends to convert the Shoemaker mine to an all-belt haulage mine to further reduce its costs. CONSOL has plans to replace the Cardinal River mine with the lower-cost Cheviot mine subject to satisfactory market conditions. In 1999, the higher-cost Powhatan mine will deplete its reserves and it is anticipated that the expanded McElroy and Shoemaker mines will more than offset the production loss and do so at lower costs. CONSOL incorporates such improvements routinely in its plans to continue to reduce cost.

CONSOL also will increase its production through acquisitions where CONSOL believes it has a competitive advantage and can generate value from underperforming assets. In September 1998, CONSOL acquired Rochester & Pittsburgh Coal Company. Rochester & Pittsburgh's principal asset is Mine No. 84, which has similar characteristics to the Bailey and Enlow Fork mines, and has the potential to become a highly efficient mine.

CONSOL has successfully marketed its coal production, and has been able to maintain margins despite the implementation in 1995 of the first phase of the Clean Air Act. The second phase of the implementation of the Clear Air Act will take effect in the year 2000. CONSOL plans to sell a significant portion of its high-sulfur coal production after 2000 to scrubbed plants or to export markets. Its medium-sulfur coals, such as coal produced at the Bailey, Enlow Fork and Mine 84 mines, will be targeted to power plants that are unscrubbed but that can continue to burn such coals with sulfur dioxide allowances.

Although the Clean Air Act has had some effect on the price per ton of high-sulfur coal, CONSOL believes that production costs will continue to be a significant factor in setting prices. The coal market is a very competitive market in which prices often are set by marginal cost producers. As producers deplete their reserves, their cost of mining will increase. To date, productivity improvements throughout the industry have offset cost pressures resulting from the depletion of existing reserves. Generally, the price of high-sulfur coal on a delivered basis is less than the price of low-sulfur coal on a delivered basis. CONSOL believes that the price difference between high-and low-sulfur coal likely will widen in the future because low-sulfur producers will be required to mine higher cost reserves. The price of higher sulfur coals also will rise because of depletion, but this increase may not be as fast as the increase in low-sulfur coal. CONSOL believes that it is in a favorable position in which cost reductions are available through continued productivity improvements by mining its extensive reserves that are accessible to its existing mines.

CONSOL believes that many of the unscrubbed power plants also will retrofit scrubbers when economical. Because of potential further tightening of clean air regulations, particularly for sulfur dioxide and for mercury control, scrubbers may be required. To the extent that plants install scrubbers, the cost of operating a scrubber is approximately $.09 to $.12 per million Btus. In addition, CONSOL believes that technologically-advantaged clean power plants using high-Btu, low-delivered-cost coals to be more competitive than plants generating electricity with natural gas. Because scrubbers are needed for all new power plants that burn coal and may be required for existing coal burning plants to continue to operate under tighter air regulations, CONSOL's coals should sustain their advantage over low-sulfur coal that is produced farther from CONSOL's markets and, as a result, have higher transportation costs.

LONG-TERM CONTRACTS

During 1997, approximately 66% of CONSOL's total revenue from coal sales (representing 46.9 million tons) resulted from sales under long-term contracts (in excess of one year). These contracts contribute to the stability and profitability of CONSOL's operations by providing predictability of production volumes and sales prices. In addition, because the price of coal has declined in recent years, some of CONSOL's long-term contracts are at prices above current spot market. CONSOL's long-term contracts, existing at September 30, 1998, have remaining terms ranging from one to 18 years and provide, in the aggregate, for the delivery of 46 million tons in 1998, 42 million tons in 1999 and 24 million tons in 2000, subject generally, to the satisfaction of certain conditions and each contracting party's right to vary the number of tons delivered. The average original term of our long-term contracts is 6.5 years. The average remaining term of these contracts is 2.7 years.

CONSOL's net income primarily is generated by low-cost mining operations with sales volumes at market prices. However, CONSOL has fixed-price and base-price-plus-escalation steam coal contracts that are above or below current market prices. The following table sets forth for such contracts that were in effect in 1997 (1) the number of tons deliverable, (2) the weighted average price per ton paid or estimated to be payable and (3) the number of contracts. Where contracts have price reopener provisions, such contracts have been excluded from the table after the date on which they revert to market prices. Of our 65 long-term contracts, 40 of these contracts have price reopener provisions. The price reopener provisions in all but one of these 40 contracts are at market price at the time of the reopening. One contract reopener is based on production costs for labor and supplies for the mines supplying the coal.


          BASE-PRICE-PLUS ESCALATION AND FIXED-PRICE SALES CONTRACTS
          ----------------------------------------------------------

                                     1997            1998        1999            2000          2001          2002
                                     ----            ----        ----            ----          ----          ----
Sales volumes                          35.0          28.4         25.5           12.8          11.3           8.9
(Millions of tons)

Weighted average price               $27.70        $28.90       $29.20         $27.20        $28.60        $31.10
(Free on board at mine)

Number of Contracts                      37            25           19             10             9             8

Contracts that provided for the sale of 22 million tons in 1997 expire or revert to market price prior to 2000. These contracts generated total revenues of $620 million in 1997. Based on CONSOL's estimate of market prices in 1997, if sales under these contracts had been at market prices, CONSOL's revenues and net income in 1997 would have been reduced by approximately $120 million and $75 million, respectively. During the past five years, CONSOL has been able to offset the effects of the expiration of long-term contracts through cost savings and productivity improvements. CONSOL anticipates that it will be able to mitigate the impact of the expiration of such contracts. However, there cannot be any assurance that it will be able to do so, particularly with the larger volume expiring in 2000, and the inability to reduce costs and improve productivity could have a material adverse effect on CONSOL's business, operations and financial condition.

CHANGE OF FISCAL YEAR

After the offering, CONSOL expects to change its fiscal year from a calendar year to a year ending on June 30. CONSOL will have a transitional fiscal period ending June 30, 1999. CONSOL's first full fiscal year ending June 30 will be the year that starts July 1, 1999 and ends June 30, 2000. CONSOL is undertaking this change in order to align its fiscal year with that of Rheinbraun. CONSOL is a consolidated subsidiary of Rheinbraun.


RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1997

Revenue. Sales decreased 0.3% to $1,680 million for the nine-month interim period ended September 30, 1998 from $1,685 million for the nine-month interim period ended September 30, 1997. The decrease of $5 million was due mainly to a decrease in sales of industrial supplies by $29 million due to a loss of a sales contract and a decrease in sales of purchased coal by $10 million due to a loss of a contract. It also reflected a general decrease in coal purchased by CONSOL and sold to the export market. These decreases were offset by increased produced coal sales of $37 million due mainly to a 2.3% increase in the volume of coal sold. Coal sales prices for the 1998 interim period were comparable to those for the 1997 interim period.

Other income, which consists of interest income, gain (loss) on the disposition of assets, service income, royalty income, rental income and certain other income, decreased 27.5% to $37 million for the 1998 interim period compared with $51 million for the 1997 interim period. The decrease of $14 million was due primarily to a decrease in interest income resulting from a lower level of investment in marketable securities and a decrease in the gain on sale of assets, partially offset by a one-time payment received in 1998 pursuant to an agreement that compensated CONSOL for not mining certain coal reserves.

Costs. Cost of goods sold and other operating charges decreased 2.7% to $1,158 million for the 1998 interim period compared with $1,190 million for the 1997 interim period. The decrease of $32 million primarily reflected lower costs as a result of decreased industrial supply sales and decreased purchased coal sales. Coal mine productivity (calculated in tons per manday) increased 7.1% for the 1998 interim period compared with the 1997 interim period. The productivity increase was driven, in part, by increases in production at the McElroy mine, which completed installation of a new belt haulage system at the end of 1997, and the Enlow Fork mine, which installed a new longwall early in 1998.

Selling, general and administrative expenses remained stable at $41 million for the 1998 interim period and for the 1997 interim period.

Depreciation, depletion and amortization increased 2.9% to $176 million for the 1998 interim period compared with $171 million for the 1997 interim period. The increase of $5 million was primarily due to the increase in equipment placed in service in the 1998 interim period.

Interest Expense decreased 5.9% to $32 million for the 1998 interim period compared with $34 million for the 1997 interim period. The decrease of $2 million was primarily due to a decrease in the average principal amount of long-term debt outstanding during the period and more interest expense capitalized in the 1998 interim period than in the 1997 interim period. This decrease was partially offset by higher interest costs for short term commercial paper due to higher principal balances outstanding during the 1998 interim period compared to the 1997 interim period.

Taxes other than income increased 3.5% to $148 million for the 1998 interim period compared with $143 million for the 1997 interim period. The increase of $5 million was primarily the result of an increase in production related taxes due to increased production volumes and the exhaustion of the West Virginia Business Investment and Jobs Expansion Tax Credit carryforward utilized in 1997. This increase was partially offset by a reduction of property tax expense due primarily to reduced assessments at recently closed facilities.

Income Taxes. Income taxes increased 5.6% to $38 million for the 1998 interim period compared with $36 million for the 1997 interim period, reflecting increased earnings in the 1998 interim period. The estimated effective tax rate was 23.6% for the 1998 interim period compared to 23.0% compared to the 1997 interim period.

1997 COMPARED WITH 1996

Revenue. Sales decreased 2.2% to $2,285 million for 1997 compared with $2,336 million for 1996. The decrease of $51 million primarily was due to a decrease of
1.8 million tons, or 2.4%, due to a decrease in the volume of U.S. metallurgical and international steam coal sold, partially offset by an improvement in average sales price per ton.

Other income increased 4.9% to $64 million for 1997 compared with $61 million for 1996. The increase of $3 million primarily was due to an increase in royalty income from a coal lease in Kentucky that began generating revenue in September 1996 and continued to generate revenue for the full year of 1997.

Costs. Cost of goods sold and other operating charges decreased 5.7% to $1,592 million for 1997 compared with $1,688 million for 1996 primarily as a result of lower volume of CONSOL-produced coal sold in 1997 and lower average production costs per ton. Coal mine productivity increased 11.3% in 1997 compared with 1996, and nine mines set production records in 1997. The productivity improvement is attributable mainly to investment in a longwall mining system at Shoemaker, in underground coal haulage at McElroy, and in an underground storage bunker at Buchanan.

Selling, general and administrative expenses increased 3.8% to $55 million for 1997 compared with $53 million for 1996. The increase of $2 million primarily was due to an increase in salaries and related benefits.

Depreciation, depletion and amortization decreased 0.9% to $233 million for 1997 compared with $235 million for 1996.

Interest expense increased 2.2% to $46 million for 1997 compared with $45 million for 1996. The increase of $1 million reflected interest charges related to disputed coal royalty payments offset by lower average debt levels resulting from the repayment of $44 million of long-term debt during 1997.

Taxes other than income increased 1.1% to $189 million for 1997 compared with $187 million in 1996. The increase of $2 million resulted from increases in severance taxes and required tax payments for pneumoconiosis (black lung) benefits, which arose because of higher production. The increase in severance taxes also resulted from the expiration in December 1996 of the West Virginia Business and Job Expansion Tax Credit representing a portion of the tax credit that was carried forward to 1997. The increase in taxes was partially offset by a reduction in property tax expense as a result of mine closures.

Income Taxes. Income taxes increased 38.9% to $50 million for 1997 compared with $36 million for 1996. The increase of $14 million resulted primarily from increased earnings and an increase in the effective tax rate from 19.1% in 1996 to 21.3% in 1997. The increased effective tax rate for 1997 primarily was influenced by a decline in the impact of percentage depletion.


1996 COMPARED WITH 1995

Revenue. Sales increased 3.0% to $2,336 million for 1996 compared with $2,269 million for 1995. The increase of $67 million resulted from an increase of 5.9% in the volume of coal sold. Volumes improved because of continued growth in the U.S. economy and colder than normal temperatures in the first quarter which boosted demand for steam coal from electricity generators. Record sales volumes were recorded for CONSOL.

Other income increased 35.6% to $61 million for 1996 compared with $45 million for 1995. The increase primarily reflected aggregate gains on sales of assets of $14 million in 1996 compared to aggregate losses of $5 million on such sales in 1995. The loss in 1995 was influenced by the sale of gas properties in Virginia.

Costs. Cost of goods sold and other operating charges increased 5.5% to $1,688 million for 1996 compared with $1,600 million for 1995. The increase of $88 million primarily reflected increased volume of coal sales during 1996 offset in part by lower average production costs per ton. Coal mine productivity improved 10.7%. Eight mines set productivity records and nine mines set production records, including Enlow Fork, which produced 8.7 million tons, the most ever for a U.S. underground mine. Productivity at Loveridge was enhanced following the installation of a new longwall mining system.

Selling, general and administrative expenses remained stable at $53 million for 1996 and 1995.

Depreciation, depletion and amortization decreased 7.1% to $235 million for 1996 compared with $253 million for 1995. The decrease of $18 million primarily was due to the amortization in full of certain capitalized mining costs and to the sale of certain gas properties in 1995.

Interest expense decreased 16.7% to $45 million for 1996 compared with $54 million for 1995. The decrease of $9 million primarily was due to the lower average principal amount and lower effective interest rates during 1996 compared with 1995.

Taxes other than income decreased 7.0% to $187 million for 1996 compared with $201 million for 1995. The decrease of $14 million was due primarily to the enactment of the Virginia Coalfield Employment Enhancement Tax Credit in 1996, which encouraged the creation and maintenance of coal mining jobs, and reduced severance tax due to mines that were closed in 1995.

Income Taxes. Income taxes increased 56.5% to $36 million for 1996 compared with $23 million for 1995. The increase of $13 million primarily was due to the increase in earnings and an increase in the effective tax rate from 14.9% for 1995 to 19.1% for 1996. The effective tax rate increase resulted from a reduction in alternative fuel tax credits because of the sale in 1995 of coalbed methane gas operations that were eligible for such credit.


LIQUIDITY AND CAPITAL RESOURCES

CONSOL generally has satisfied its working capital requirements and funded its capital expenditures and debt-service obligations from cash generated from operations. CONSOL believes that cash generated from operations and its borrowing capacity will be sufficient to meet its working capital requirements, anticipated capital expenditures (other than major acquisitions), scheduled debt payments and anticipated dividend payments for at least the next several years. Nevertheless, the ability of CONSOL to satisfy its debt service obligations, to fund planned capital expenditures or pay dividends will depend upon its future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, certain of which are beyond CONSOL's control.

CONSOL frequently evaluates potential acquisitions. In the past, CONSOL has funded acquisitions primarily with cash generated from operations, but CONSOL may consider a variety of other sources, depending on the size of any transaction, including debt or equity financing. There can be no assurance that such additional capital resources will be available to CONSOL on terms which CONSOL finds acceptable, or at all.

OPERATING CASH FLOWS

Net cash provided by operating activities was $298 million, $373 million and $428 million in 1995, 1996 and 1997, respectively, and $243 million in the 1997 interim period and $263 million in the 1998 interim period. The increases in net cash provided by operating activities reflect increases in net income and changes in certain working capital requirements.

CAPITAL EXPENDITURES

Capital expenditures were approximately $179 million in 1995, $169 million in 1996 and $201 million in 1997. CONSOL made such expenditures for replacement of mining equipment, the expansion of mining capacity and projects to improve the efficiency of mining operations. During the 1998 interim period, CONSOL spent approximately $189 million for capital expenditures excluding the costs associated with the acquisition of Rochester & Pittsburgh. Capital expenditures included $42 million for replacement of longwall equipment, $31 million for expansion of the Bailey preparation plant, $20 million for drilling new wells and installing associated gas gathering equipment for CONSOL's coalbed methane joint venture and $96 million for other maintenance-of-production projects, including air shafts, replacement equipment and equipment rebuilds. Capital expenditures during the fourth quarter of 1998 will be for maintenance of production. CONSOL anticipates that it will spend approximately an additional $47 million for capital expenditures during the fourth quarter of 1998. CONSOL spent approximately $150 million for the acquisition of Rochester & Pittsburgh and $50 million to repay certain indebtedness of Rochester & Pittsburgh. CONSOL used cash generated from operations and cash made available from the issuance of commercial paper to fund capital expenditures in the second half of 1998, the acquisition of Rochester & Pittsburgh and the repayment of indebtedness of Rochester & Pittsburgh. CONSOL anticipates making capital expenditures of approximately $260 million during 1999 and approximately $314 million during 2000, primarily for maintenance and replacement of mining equipment and operations, and including $5 million during 1999 for pollution abatement and mine reclamation expenditures. Capital expenditures for pollution abatement and reclamation currently are projected to be $6.2 million for 2000 and $4.3 million for 2001. The Company expects to fund its capital expenditures with cash generated by operations and the issuance of commercial paper.

DEBT

At September 30, 1998, CONSOL had total long-term debt of $430 million, including current portion of long-term debt of $109 million. Such long-term debt consisted of (1) an aggregate principal amount of $256 million of unsecured notes which bear interest at rates ranging from 7.88% to 8.28% per annum and are due at various dates between 1999 and 2007, (2) an aggregate principal amount of $103 million of two series of industrial revenue bonds which were issued in order to finance CONSOL's Baltimore port facility and bear interest at the rate of 6.5% per annum and mature in 2010 and 2011, (3) an aggregate principal amount of $3 million of variable rate notes due at various dates through 2001, (4) $28 million in advance royalty commitments, (5) an aggregate principal amount of $14 million of notes maturing at various dates through 2007 and (6) an aggregate principal amount of $26 million of capital leases. An aggregate principal amount of $109 million in long-term debt will come due during 1999. In addition, at September 30, 1998, CONSOL had an aggregate principal amount of $105 million of commercial paper outstanding which had maturities ranging up to 30 days and bore interest at varying rates.

CONSOL issued $600 million in commercial paper in November, 1998 in order to fund the purchase of shares from DuPont Energy, a dividend of $60 million and the acquisition of Rochester & Pittsburgh and the refinancing of certain indebtedness incurred by Rochester & Pittsburgh. The commercial paper pays interest at varying rates and will be retired in part with the net proceeds of the offering. At November 30, 1998, there was $543 million principal amount of commercial paper outstanding. CONSOL will retire outstanding commercial paper with proceeds of the offering. After retiring the outstanding commercial paper, CONSOL believes that it will continue to be able to issue commercial paper.

CONSOL has a Senior Credit Facility available to it under which it may borrow up to $700 million. At November 30, 1998, there were no borrowings outstanding under the Senior Credit Facility. To date, CONSOL has used the Senior Credit Facility to support the payment of its commercial paper. However, CONSOL could borrow amounts under the Senior Credit Facility for other purposes. Borrowings under this facility bear interest based on the London Interbank Offer Rate or the Prime Rate at CONSOL's option. Funds may be borrowed for periods ranging from one to 360 days, depending upon the interest rate selected by CONSOL.

CONSOL has not engaged in any hedging transactions since 1995.

STOCKHOLDERS' EQUITY AND DIVIDENDS

CONSOL had stockholders' equity of $303 million at December 31, 1997 and $427 million at September 30, 1998. CONSOL paid ordinary cash dividends of $80 million during each of 1995, 1996 and 1997. CONSOL paid a dividend of $60 million in November 1998 and a $20 million dividend in December 1998. CONSOL also paid an extraordinary cash dividend to its stockholders of $380 million in 1997. The Board of Directors currently intends to pay quarterly dividends on the common stock. It is expected that the first quarterly dividend will be $ per share (a rate of per share annually) and will be declared and paid in the third quarter of 1999. Current outstanding indebtedness of CONSOL does not restrict CONSOL's ability to pay cash dividends.


ACCRUALS FOR CERTAIN LONG-TERM LIABILITIES

CONSOL has accrued for the costs it will incur in the future to satisfy certain obligations. CONSOL had accrued $2,484 million, $2,460 million, $2,433 million and $2,466 million at December 31, 1995, 1996, 1997 and September 30, 1998 for deferred credits and other liabilities. These accruals are chiefly comprised of post retirement health care benefits, workers' compensation, pneumoconiosis (black lung) benefits and costs associated with closing mines. These obligations are unfunded. The accruals of these items are based on estimates of future liabilities, which estimates are periodically reviewed in light of CONSOL's experience, changes in mining plans and legislation and other developments. Thus, from time to time, CONSOL's results of operations may be significantly affected by changes to such deferred credits and other liabilities. See Notes 14 and 15 of the Notes to Consolidated Financial Statements.

CONSOL provides medical and life insurance benefits to retired employees not covered by the Coal Industry Retiree Health Benefit Act of 1992. Substantially all of CONSOL's employees may become eligible for these benefits if they have worked ten years and attained the age of 55. The associated plans are unfunded. CONSOL had accrued $1,145 million, $1,144 million, $1,145 million and $1,289 million at December 31, 1995, 1996 and 1997 and September 30, 1998, respectively. The net costs of maintaining CONSOL's post retirement benefits plans were $47 million, $54 million, $61 million and $55 million during 1995, 1996, 1997 and the nine months ended September 30, 1998, respectively. CONSOL used a 7.5% annual rate increase in per capita cost of covered health care benefits in determining such costs for 1997. CONSOL had assumed that the rate of such increases will gradually decline to 4.5% in 2003 and remain level thereafter. An increase in the assumed health care cost trend rates by 1% in each year would increase the accumulated post retirement benefit obligation at December 31, 1997 by $85 million and increase the aggregate of the service and interest cost component of net cost of maintaining CONSOL's post retirement benefits plan for 1997 by $8 million.

CONSOL is required to pay pneumoconiosis (black lung) benefits to eligible employees and former employees and their dependents under the Black Lung Benefits Act of 1969 and the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977. CONSOL is also liable under various state statutes for pneumoconiosis claims. CONSOL provides self-insured accruals for present and future liabilities for such benefits and determines such liabilities by employing the projected unit credit method. Under this method, the costs determined by the actuarial study are amortized over the employees' requisite service periods. CONSOL amortizes the actuarial gains and losses over the remainder of the average service life of the employees, which approximates
15.4 years. CONSOL had accrued $518 million, $518 million, $511 million and $496 million for such benefits at December 31, 1995, 1996, 1997 and September 30, 1998. The cost of providing such benefits was $6 million, $12 million and $4 million during 1995, 1996, 1997. The impact of these costs has not been significant for the 1998 Period. Actual claims paid by CONSOL could change significantly if current legislation is amended or if new legislation is enacted. See "Regulation--Employee and Retirement Benefits--Black Lung Legislation" and Note 14 of Notes to Consolidated Financial Statements.

CONSOL estimates and accrues for costs associated with closing mines and the perpetual care of mines over the productive life of mines on a units-of-production basis. CONSOL had accrued $246 million, $244 million, $250 million and $286 million at December 31, 1995, 1996, 1997 and September 30, 1998 for such costs.

CONSOL accrues for workers' compensation claims resulting from traumatic injuries based on historical claims rates and periodically adjusts these estimates based on the estimated costs of claims made. CONSOL had accrued $225 million, $215 million, $211 million and $248 million at December 31, 1995, 1996, 1997 and September 30, 1998 for such costs.

INFLATION

Inflation in the United States has been relatively low in recent years and did not have a material impact on CONSOL's results of operations for the nine months ended September 30, 1998 or the years ended December 31, 1995, 1996 or
1997.


IMPACT OF YEAR 2000 ISSUE

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of CONSOL's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Based on recent assessments, CONSOL has determined that it will be required to modify or replace some portions of its software, and, to a lesser extent, its hardware so that those systems will properly utilize dates beyond December 31, 1999. CONSOL believes that with modification and replacement of existing software and hardware, the year 2000 issue can be substantially mitigated. However, if such modifications and replacements are not made, or are not completed on a timely basis, which CONSOL currently does not anticipate, the year 2000 issue could have a material impact on the operations of CONSOL.

CONSOL's plan to resolve year 2000 issues involves four phases: assessment, remediation, testing and implementation. In September 1997, CONSOL formed a committee to address this issue. The committee has completed its assessment of all material information technology systems that would be affected by the year 2000 issue if not modified and has initiated a program to modify or replace portions of its software so that CONSOL's computer systems will function properly in the year 2000 and thereafter. To date, CONSOL is 50% complete on the remediation and testing phase of the systems. CONSOL expects software reprogramming and replacement, testing and implementation to be completed by the second quarter of 1999.

CONSOL is in the process of assessing its operating equipment that uses microprocessors to determine the extent that they are at risk for year 2000 problems. This equipment includes coal mining, processing and loadout equipment. The remediation of operating equipment depends primarily on the manufacturers of that equipment for modifications. CONSOL is also in the process of assessing the extent to which its suppliers of other products and services will be able to supply CONSOL through the year 2000. CONSOL has initiated formal communications with all of its significant equipment vendors and other suppliers. CONSOL has not obtained timetables of expected completion dates of modification, testing and implementation from all of the vendors and suppliers. CONSOL does not control its suppliers and vendors, but is attempting to have such timetables submitted in the first quarter of 1999. The effect on CONSOL's operations of not having these systems remediated, while not estimable at this time, could be significant.

CONSOL conducts transactions that interface directly with systems of suppliers and customers. There is no guarantee that the systems of other companies on which CONSOL's systems rely will be timely converted and would not have an adverse effect on CONSOL's systems. Furthermore, there can be no assurance that CONSOL's suppliers will not experience material business disruptions that could affect CONSOL as a result of the year 2000 problem. CONSOL plans to complete communications with important suppliers and customers, which do not have system interfaces, as to their year 2000 readiness in the first quarter of 1999. The communications to date from such third parties to CONSOL's inquiries do not indicate that these third parties expect, at this time, to be non-compliant by the year 2000 based on their progress to date. However, the inability of a substantial number of third parties to complete their year 2000 resolution process could materially impact CONSOL. For example, the failure to be year 2000 compliant by banks with whom CONSOL has material banking relationships could cause significant disruptions in CONSOL's ability to make payments, deposit funds and make investments, which could have a material adverse effect on CONSOL's financial condition.

CONSOL is utilizing both internal and external resources to reprogram or replace, test and implement the software and operating equipment for year 2000 modifications. The total cost of the year 2000 project is estimated to be less than $2 million and is being expensed as incurred and funded through operating cash flows. In 1998, CONSOL expects to expense $539,000 related to all phases of the year 2000 project.

CONSOL has not established contingency plans in case of failure of its information technology systems since it expects to have its material systems in place by the second quarter of 1999. In connection with CONSOL's assessment of third party readiness and operating equipment, in the first quarter of 1999 CONSOL will evaluate the necessity of contingency plans based on the level of uncertainty regarding such compliance. In the event CONSOL's intermediaries or vendors do not expect to be year 2000 compliant, CONSOL's contingency plan may include replacing such intermediaries or vendors or conducting the particular operations itself.

CONSOL plans to complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, and other factors. Estimates on the status of completion and the expected completion dates are based on progress to date compared to the timetable established by its year 2000 committee. CONSOL has not employed the services of independent contractors to verify CONSOL's assessment and estimates related to the year 2000 problem. There can be no guarantee that these estimates will be achieved and actual results could differ materially from these plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

CONSOL believes that it is difficult to fully assess the risks of the year 2000 issue due to numerous uncertainties surrounding the issue. Management believes that the primary risks are external to CONSOL and relate to the year 2000 readiness of customers, suppliers, transportation suppliers such as railroads, barge lines, terminal operators, ocean vessel brokers, and others. The inability of CONSOL or such third parties to adequately address the year 2000 issues on a timely basis could result in a material financial risk, including loss of revenue, substantial unanticipated costs and service interruptions. Accordingly, CONSOL plans to devote the resources it concludes are appropriate to address all significant year 2000 issues in a timely manner.


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued which establishes new rules for the reporting and display of comprehensive income and its components. CONSOL adopted this statement for the year ending December 31, 1998. CONSOL has no significant items of other comprehensive income.

In June 1997, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131) was issued which establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." The new standard requires that comparative information from earlier years be restated to conform to requirements. CONSOL adopted this standard for 1997.

In February 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" was issued which improves and standardizes disclosures by eliminating certain existing reporting requirements and adding new disclosures. The statement addresses disclosure issues only and does not change the measurement of recognition provisions specified in previous statements. The statement supersedes the disclosure requirements of SFAS No. 87, "Employer's Accounting for Pensions," SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." CONSOL intends to adopt this statement for the year ending December 31, 1998.

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued which establishes accounting procedures for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. This statement amends SFAS No. 52, "Foreign Currency Translation" to permit special accounting for a hedge of a foreign currency forecasted transaction with a derivative. It supersedes SFAS No. 80, "Accounting for Futures Contracts, SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", SFAS No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." It also amends SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" to include the disclosure provisions about concentration of credit risk from Statement 105. CONSOL intends to adopt this statement for the year ending December 31, 1998. No effect from this adoption is anticipated.

                            COAL INDUSTRY OVERVIEW


Coal is one of the world's major energy sources. The International Energy Agency estimates that nearly 20% of the world's total primary energy supply came from coal in 1996. In most parts of the world, coal is primarily used for the generation of electricity. World-wide, coal combustion accounted for 37% of the generation of electricity in 1996. In the United States, coal combustion accounted for 57% of electricity generation in 1997.

The major coal producers in the world are China, the United States, Russia, Ukraine, India, Australia and South Africa. More than 60 countries produce coal. The United States has the largest reserve base, with an estimated 29% of the world's recoverable bituminous and subbituminous coal reserves, followed by Russia, China, India, South Africa and Australia.


U.S. COAL MARKETS

Production of coal in the United States has increased from 434 million tons in 1960 to 1.1 billion tons in 1997. The following table shows actual consumption of U.S. produced coal during 1996 and 1997 and projected consumption through 2015.

                                   HISTORICAL AND PROJECTED U.S. COAL CONSUMPTION

                                       ----------------------------------------------------------------------------
                                                                                                           COMPOUND
                                                                                                           ANNUAL
                                                                                                           GROWTH
                                                                                                           RATE
                                                                                                           1996-
SECTOR                                     1996        1997      2000P      2005P       2010P       2015P   2015
----------------------------------      -------     -------    -------    -------     -------     -------  ------
in millions of tons
Utility...........................        873.2       899.8      979.3     1027.9     1,050.6     1,070.6     1.1 %
Industrial........................         68.2        68.2       67.7       67.9        66.1        66.5    (0.1)
 Non-utility generators...........         22.1        23.0       24.8       29.3        38.3        49.8     4.4

Coke plants/steel mills
   Metallurgical quality..........         31.7        31.0       30.2       19.2        18.4        15.2    (3.8)
   Steam quality..................          5.0         7.2        9.2       15.4        15.8        17.9     6.9
                                        -------     -------    -------    -------     -------     -------
      Total domestic..............      1,000.2     1,029.2    1,111.2    1,159.8     1,189.2     1,220.0     1.1
                                        -------     -------    -------    -------     -------     -------

                                           90.9        83.5       76.3       74.5        75.4        77.0    (0.9)
                                        -------     -------    -------    -------     -------     -------
Export............................
      Total.......................      1,091.1     1,112.7    1,187.5    1,234.3     1,264.6     1,297.0     0.9 %
                                        =======     =======    =======    =======     =======     =======

-----------------------------

Source:  RDI, Outlook for Coal, Winter 1998-1999.

GENERATION OF ELECTRICITY

Coal is the predominant fuel used in the generation of electricity. Over the past 20 years, generators of electricity have increased consumption of coal from less than 500 million tons per year in 1977 to almost 900 million tons in 1997. Coal's share of the fuel market for electricity generation has risen from 46% to 57%
during that period. The increase in consumption was due in part to changes in attitudes toward fuel supply security following the Arab oil embargoes during the 1970s. More important, coal has a low delivered cost relative to other competing fuels. The following table shows a comparison of the average generating costs of electricity for each primary fuel.

              AVERAGE PRODUCTION COSTS OF ELECTRICITY GENERATION

                                                                ---------------
                                                                $/megawatt Hour
Coal..................................                                   $17.40
Natural Gas...........................                                   $33.67
Nuclear...............................                                   $20.02
Hydro.................................                                    $0.65

-----------------------------
Source:  RDI Database

On average, coal-fired electricity generation is less expensive than generation from natural gas or nuclear power. Hydro-electric power is inexpensive but cannot grow due to a lack of suitable new dam sites.

RDI expects generators of electricity to increase their demand for coal as demand for electricity increases. Because coal-fired generation is used in most cases to meet base-load requirements, coal consumption has generally grown at the pace of growth in demand for electricity. The base-load requirement of a power generator is the amount of power that is required 24 hours a day. This is compared to peak requirements that only occur at times during a day when electricity demand is at its greatest.

The following table shows fuel source comparisons for the generation of electricity in terms of kilowatts generated.

                                    DOMESTIC ELECTRICITY FUEL SOURCES COMPARISON
                                                                                     --------------------------
                                                                                     1990       1996       1997
                                                                                     ------    ------     -----
Coal.......................................................                            55%        56%        57%
Nuclear....................................................                            21         22         20
Hydro......................................................                            10         11         11
Natural Gas................................................                             9          9          9
Other......................................................                             5          2          3
                                                                                     ------    ------     -----
      Total................................................                           100%       100%       100%
                                                                                     ======    ======     =====

-----------------------------

Source:  Department of Energy, EIA Monthly Energy Review, February 1998.


EXPORTS

Current world seaborne trade in hard coal is about 480 million tons, with about 61% used to generate heat and produce steam, and about 39% used in steel-making processes. Of the world's coal producing countries, only the United States, Australia and South Africa are significant exporters. Prior to 1984, the United States was the world's leading exporter of coal, but in the past 15 years that role has diminished and traditional markets for

U.S. coal exports have changed. In general, the United States is a swing producer of coal for international markets. Higher labor costs and transportation costs in the United States tend to make U.S. coals less competitive when ample supplies of coal from other producing areas are available. When supplies are restricted, for example because of a strike of workers in a producing country, U.S. coal tends to fill the gap because of the ability of U.S. producers to ship large amounts of coal on short notice. The quality of U.S. coals, particularly the heat content, ash and coking capabilities of Appalachian coals, and the well developed transportation infrastructure in the East, are advantages for the United States. CONSOL believes that its high-Btu, low ash coals from northern Appalachia and CONSOL's control of a major export terminal at Baltimore position it to take advantage of steam coal market opportunities overseas when they occur.

The U.S. Department of Energy estimates that the United States exported 83.5 million tons of coal in 1997. The most coal ever exported by the United States was in 1981 when exports reached 112.5 million tons. Since 1990, exports have averaged 90.7 million tons per year. More than 98% of the coal exported by the United States is bituminous coal, most of which is mined in northern and central Appalachia. The remainder of the coal exported is anthracite and lignite. In 1997, Canada (14.5 million tons), Japan (7.9 million tons), and Brazil (7.5 million tons) were the three largest purchasers of U.S. coal overseas.

Metallurgical coal historically has been the principal type of coal exported from the United States. In 1997, more than 63% of the coal exported was bituminous, metallurgical-grade coal used in steel making. The remainder of the coal was used for the generation of electricity, cement making and other industrial processes. Major international purchasers of U.S. metallurgical coals are Brazil, Canada, Japan, Italy, The Netherlands, Belgium and France.

CONSOL expects growth over the long term in steel making and metallurgical coal consumption in Brazil, India, Korea and Taiwan to offset a slight decline in metallurgical coal use in Europe. CONSOL believes that increased steel production in these countries will lead to increased metallurgical coal consumption. Europe will continue to be a primary market for U.S. metallurgical coal because of the transportation advantage U.S. coals have over coals from Canada or Australia. In addition, aging European coke ovens increasingly will need high quality, low-expansion coals which produce high carbon content and low porous structure coke. These features are common in CONSOL's low-volatile metallurgical coal produced in Virginia. In addition, CONSOL expects its premium low-volatile metallurgical coal to continue to play an important role in the coking coal blends of the future. These coals enhance the strength of the coke produced. This is particularly important to large blast furnaces operated with low coke rates and with high pulverized-coal, oil or gas injection rates.

COAL IMPORTS

Coal imports into the United States represent a small percentage of the total U.S. market for coal. In 1997, total consumption of coal in the United States was 1,021.2 million tons while imports of coal from overseas were 7.4 million tons, or 0.7%. The largest exporter of coal to the United States was Colombia with 3.0 million tons in 1997. Imported coal typically competes only in coastal markets in the eastern United States.


COAL PRODUCTION

U.S. coal production was a record 1,088.6 million tons in 1997. During 1996, the most recent year for which complete data is available, bituminous coal accounted for 59% of production, subbituminous coal accounted for 32%, lignite accounted for 8% and anthracite accounted for 1%.

The following table shows principal U.S. production statistics for the period 1990 to 1997.


                          U.S. PRODUCTION STATISTICS

                           ------------------------------------------------------------------------------------
CATEGORY                      1990      1991       1992      1993        1994       1995        1996       1997
--------                   -------     -----      -----     -----     -------    -------     -------    -------
TOTAL TONS                 1,026.3     995.9      997.5     945.4     1,033.5    1,032.9     1,063.8    1,088.6
(in millions)

PERCENTAGE OF TOTAL
TONS
   East                       61.2%     59.3%      59.0%     54.5%       54.8%      52.7%       52.9%      53.0%

   West                       38.8      40.7       41.0      45.5        45.2       47.3        47.1       47.0

   Underground                41.3      40.9       40.8      37.1        38.6       38.4        38.5       38.5

   Surface                    58.7      59.1       59.2      62.9        61.4       61.6        61.5       61.5

NUMBER OF MINES

   Total                     3,430     3,022      2,746     2,475       2,354      2,104       1,903      1,810

    Underground              1,690     1,489      1,354     1,196       1,143        977         885        810

    Surface                  1,740     1,533      1,392     1,279       1,211      1,127       1,018      1,000

NUMBER OF MINE
   EMPLOYEES

   Total                   131,306   120,602    110,196   101,322      97,590     90,252      83,462     78,000

    Underground             84,154    78,050     70,907    64,604      61,652     57,879      53,796     51,000

    Surface                 47,152    42,552     39,289    36,718      35,938     32,373      29,666     27,000

AVERAGE PRODUCTION PER
   MINE (in thousands
   of tons)


   Total                       300       330        363       382         439        491         559    N.A.(1)

    Underground                251       273        301       268         349        406         463    N.A.(1)

    Surface                    347       384        424       465         524        565         642    N.A.(1)

_______________________

Source: U.S. Department of Energy/Energy Information Agency/National Mining Association

(1)Information was not available at the date of this prospectus.

U.S. coal production increased 3.5% from 1990 to 1996, while the number of operating mines declined 44.5% during the same period. In part, this reflected a shift from smaller, high-cost operations to larger, more efficient, technologically advanced, lower-cost operations. In particular, the production attributable to large, capital intensive underground mines in the East and large surface mines in the Powder River Basin in the West has grown. The cost structure of these mines has contributed to a steady decline in steam coal prices that has allowed coal to maintain more than half of the market in the United States for fuel used in generating electricity.

MINING METHODS

Coal is mined by underground or surface methods depending upon several factors, including the location of the coal seam and the geology of the surrounding area. In general, coal that is more than 200 feet below the surface is mined by underground, or "deep" mining methods. Seams closer to the surface are extracted by surface mining.

Underground mining accounted for 39% of total U.S. coal production in 1996. There are two principal methods of underground mining: continuous mining, which accounted for 45% of underground coal produced in 1996, and longwall mining, which accounted for 47% of underground coal produced in 1996. In continuous mining, coal is mined by the room-and-pillar system. This involves the excavation of a series of "rooms" into the coal seam, leaving "pillars" or columns of coal to help support the mine roof. Mining conditions in certain areas may allow the coal pillars to be extracted during the "retreat" phase of mining. A mining machine called a continuous miner tears at the coal in the seam. Typically, the coal is loaded onto shuttle cars which transport the coal to a conveyor belt or to rail cars for transport to the surface. The use of shuttle cars to transport coal from the "section" where mining is taking place to the belt or rail transportation system, is a bottleneck in the production cycle and results in lost mining time at the coal seam while the continuous miner waits for shuttle cars to remove the coal from the working area.

Where geology is favorable, the most efficient method of underground extraction of coal is with longwall mining systems. With these systems, two sets of parallel "entries" up to 10,000 feet in length are excavated by continuous miners on either side of a block of coal to be mined by the longwall equipment. The entries are joined together at the far end by crosscuts in the coal. The block of coal thus outlined is called a "panel," and the 1000-1200 foot dimension of the panel (hence the name "longwall") is referred to as the "face" where the longwall mining machine will begin cutting coal. A rotating shearer on a mining machine moves back and forth across the width of the face, cutting and transporting coal from the face in one operation. The longwall machine has its own moveable electro-hydraulic roof supports that are advanced down the length of the block of coal as the shearer cuts the coal away. This method of mining removes all the coal in the panel without leaving coal in place for roof support. Mining by longwall methods has revolutionized underground mining operations in the last 20 years. Over that period, the share of coal mined underground by longwall mining machines has increased from less than 10% to 47%.

Surface mining consists of the following operations: removal of the covering layer of rock and soil, called overburden, extraction of the coal using power shovels, which load the coal into trucks to transport the coal from the "pit," backfilling the excavation with earth, and restoring the site to its approximate original vegetation and appearance. In smaller surface mines, bulldozers and front-end loaders are often used to remove overburden. Front-end loaders can also be used to load coal.

After mining, coal often is prepared for shipment in a preparation plant. This facility utilizes sizing, gravity, centrifugal force and chemical baths to separate the coal from the non-combustible rock material. This cleaning process upgrades the quality and heat value of the coal by removing or reducing pyritic sulfur deposits, rock, clay and other non-combustible, ash producing material. After cleaning, coal is transported to the customer immediately or stored on the ground or in large, concrete silos for transportation to customers later.

COAL PRODUCING REGIONS

Coal is mined from coalfields throughout the United States, with the major production centers located in northern Appalachia, central Appalachia, the Illinois Basin, the Powder River Basin and in other western coalfields.


[Map of the U.S. indicating the locations of major coal basins]

NORTHERN APPALACHIA

Medium- and high-sulfur coal is found in the northern Appalachia coalfields of western Pennsylvania, southeastern Ohio and northern West Virginia. Production in the region was approximately 156 million tons in 1997, up from 147 million tons in 1996. In 1997, 121 million tons were sold to electric utilities. Coal production has increased slightly in recent years and production has shifted from high-cost, inefficient, low-volume operations to lower cost, more efficient, high-volume operations. As a result, much of the production in this region is concentrated in a few highly productive longwall mining operations in southwestern Pennsylvania and northern West Virginia. The coal from northern Appalachia has a heat content ranging from 12,500 to 13,000 Btus per pound and generally has medium- to high-sulfur content.

Coal producers in southwestern Pennsylvania enjoy strong competitive advantages for markets within the state, due to the proximity of many power plants to the coal producing region. Power plants located along the Monongahela and Ohio rivers have access to a wide variety of coals, particularly those produced in West Virginia.

Two other markets in which southwestern Pennsylvania and northern West Virginia coal producers enjoy a transportation advantage are utility companies with plants in New York and Maryland that can burn medium- to high-sulfur coal and are served by railroads. Railroads also offer this coal good access into Ohio and other Great Lake states.

CENTRAL APPALACHIA

The central Appalachia region includes coalfields in eastern Kentucky, southwestern Virginia and central and southern West Virginia. Production in central Appalachia was 288 million tons in 1997 compared with 279 million tons in 1996. In 1997, 175 million tons produced in central Appalachia were sold to electric utilities principally in the southeast United States. Central Appalachia operations also sell to the export market and to industrial customers. Geologic conditions in central Appalachia led to the creation of over 100 significant coalbeds, 60 of which currently are mined. A variety of mining techniques are used as seams are found on mountaintops and below valley floors. The coal from central Appalachia has an average heat content of 12,500 Btus per pound and generally has low-sulfur content.

The southeast United States has significant potential for the growth of coal demand. Much of the demand growth in the 1980s was attributable to new coal-fired power plants. At the same time, however, nuclear plants were being brought on-line by some utilities. Thus, some utilities were reducing the use of existing coal plants because of new nuclear plants while other utilities were increasing coal burn because of new plants. The result is that some utilities have excess coal-fired capacity despite the growth of electricity demand over the past ten years.

ILLINOIS BASIN

The Illinois Basin is located under most of Illinois, western Indiana and western Kentucky. Production in the basin was 112 million tons in 1997 and in 1996. In 1997, 103 million tons were sold to electric utilities. With the depletion of surface minable reserves, mining today is predominantly done underground. Coal production in the area has experienced significant consolidation in the past several years. The Illinois Basin is a declining production center due to the region's relatively high-sulfur coal and competition from lower-sulfur western coal. Production in the Illinois Basin peaked at 141 million tons in both 1984 and 1990. Since 1990, production has decreased by 20%. In 1996, production stabilized in several of the Illinois Basin's sub-regions, including central Illinois, due to stabilized demand and limited capacity. The coal from the Illinois Basin has a heat content ranging from 10,000 to 12,000 Btus per pound and generally has medium- to high-sulfur content.

The principal utility markets for Illinois Basin coal are the rail- or truck-served plants located within the coal producing states of Illinois, Indiana, and Kentucky that comprise the region and in the neighboring states of Missouri, Iowa, Kansas, and Wisconsin. Barge-served plants on the lower Ohio, Cumberland, Tennessee and Mississippi rivers, as well as a few plants in Florida and along the Gulf Intracoastal waterway are also important markets.

The close proximity of the Illinois Basin to the mouth of the Ohio, Tennessee and Cumberland rivers and the Port of New Orleans provides the region with several advantages in serving its primary markets when compared to Northern Appalachia or other high sulfur producing regions. A shorter transit time for western Kentucky and southern Illinois coal to these markets minimizes transit costs.

POWDER RIVER BASIN

The Powder River Basin is located in northeastern Wyoming and southeastern Montana. Production in 1997 was 306 million tons compared with 299 million tons in 1996. In 1997, 306 million tons were sold to electric utilities. Quality varies between lignite and subbituminous coals, with current production of subbituminous coal averaging 9,100 Btus per pound and 0.5% sulfur in Montana, to 8,600 Btus per pound and 0.3% sulfur in Wyoming.

WESTERN BITUMINOUS COAL REGIONS

The western bituminous coal regions include the Hanna Basin in Wyoming, the Uinta Basin of northwestern Colorado and Utah, the Four Corners Region in New Mexico and Arizona and the Raton Basin in southern Colorado. Production in 1997 was 116 million tons compared with 110 million tons in 1996. In 1997, 95 million tons were sold to electric utilities. These regions produce high quality, low-sulfur steam coal for selected markets in the region, for export through West Coast ports and for shipments to some Midwestern power plants for which Powder River Basin's subbituminous coals are not suitable. Coal from the western bituminous coal region has a heat content ranging from 9,000 to 11,500 Btus per pound and generally has low-sulfur content.

COAL CHARACTERISTICS

There are four types of coal: anthracite, bituminous, subbituminous and lignite. Each has characteristics that make it more or less qualified for different end uses. In general, coal is characterized by end use as either "steam coal" or "metallurgical coal." Steam coal is used by utilities for electricity generation and by industrial activities to produce steam, electricity, or both. Metallurgical coal is converted into coke, which is used in the production of steel. Heat value, sulfur content and transportation costs are the most important variables in the marketing of steam coal.

HEAT VALUE

The heat value of coal is commonly measured in British thermal units, or Btus. Coal found in the eastern and midwestern regions of the United States tends to have a heat content ranging from 10,000 to 14,000 Btus per pound. Most coal found in the western United States yields less than 11,000 Btus per pound. By comparison, one barrel of crude oil contains between 4.8 million and 5.4 million Btus and one cubic foot of natural gas contains between 950 and 1,050 Btus.

Anthracite coal has a heat content as high as 15,000 Btus per pound. A limited amount of anthracite deposits is located primarily in northeastern Pennsylvania, and is used primarily for industrial and home heating purposes.

Bituminous coal has a heat content that ranges from 10,500 to 14,000 Btus per pound. This coal is located primarily in Appalachia, the midwestern United States, Colorado, Arizona and Utah, and is the type most commonly used for electric power generation in the United States. Bituminous coal is used for utility and industrial steam purposes, and as a feedstock for coke.

Subbituminous coal has a heat content that ranges from 7,800 to 9,500 Btus per pound. Most subbituminous reserves are located in Montana, Wyoming, Colorado, New Mexico, Washington and Alaska. Subbituminous coal is used almost exclusively by electric utilities and some industrial consumers.

Lignite has a heat content that generally ranges from 6,500 to 8,300 Btus per pound. Major lignite operations are located in Texas, North Dakota, Montana and Louisiana. Lignite is used almost exclusively in power plants located adjacent to or near such mines because any significant transportation costs, coupled with mining costs, would render its use uneconomical.

SULFUR

The sulfur content of a coal deposit can vary from seam to seam and within each seam. When coal is burned, it produces sulfur dioxide, a regulated pollutant, the amount of which varies depending upon the chemical composition and the concentration of sulfur in the coal. Low-sulfur coal has a variety of definitions, but it generally refers to coal with a sulfur content of 1% or less by weight.

During the past two decades, air quality laws have created some market advantages for lower-sulfur coals by imposing restrictions on the amount of sulfur dioxide that can be released into the atmosphere when coal is burned. The restrictions usually require high-sulfur coal users to install scrubbers or to buy pollution allowances under the Clean Air Act. CONSOL believes that future demand for coal will be influenced by the heat content of the coal and by the proximity of the coal to major electricity generating stations more than by the sulfur content of the coal. See "Business?Competitive Strengths?High-Quality, Strategically-Located Reserve Base."

ASH

Ash is the inorganic residue remaining after combustion of coal. As with sulfur content, ash content varies from seam to seam and within seams. Ash content is an important characteristic of coal because power plants must handle and dispose of ash following combustion.

MOISTURE

Moisture content of coal varies by the type of coal, the region where it is mined and the location of coal within a seam. In general, high moisture content decreases the heat value and increases the weight of the coal, making it more expensive to transport.

COKING PROPERTIES OF METALLURGICAL COAL

When some types of coal are super-heated in the absence of oxygen, they form a hard, dry, caking product called coke, which is chiefly used in the steel production process as a fuel and reducing agent to smelt iron ore in a blast furnace.

COST STRUCTURE

COAL PRICES

Coal prices vary dramatically among coals and are affected primarily by the marginal cost of production and transportation costs to the customer. Factors that influence coal prices are geological characteristics (such as seam thickness, overburden ratios and depth to underground reserves), transportation costs, regional coal production capacity relative to demand and coal quality characteristics including heat value, ash, moisture and sulfur content.

Industrial coal generally costs more to produce and is shipped in smaller volumes than steam coal from the same region used by generators of electricity. As a result, industrial coal's prices are $3 to $5 dollars per ton higher. Metallurgical coal, with higher carbon content and lower ash content generally costs more to mine and typically has prices $4 to $10 per ton higher than steam coal produced from the same region. Even higher prices are paid for premium metallurgical coal.

The following table summarizes steam coal prices for the generation of electricity by supply region.

                       HISTORICAL STEAM COAL SPOT PRICES

                                        -------------------------------------------------------------------------------
Nominal Dollars per Ton, Free on Board at Mine                                      POUNDS SO/2/
                                                             BTUS PER               PER MILLION
                                                                POUND                      BTUS        1996         1997      1998
REGION/BASIN
---------------------------------------------     -------------------    ----------------------      ------       ------    ------
Central Appalachia.......................         greater than 12,500    less than equal to 1.2      $26.35       $25.01    $26.93
                                                  greater than 12,500                 1.21-1.70       25.46        24.89     25.84
                                                  greater than 12,500                  1.71-2.5       24.62        23.92     24.63
                                                  less than    12,500    less than equal to 1.2       22.31        23.22     24.77
                                                  less than    12,500                 1.21-1.70       21.77        22.85     23.31
                                                  less than    12,500                  1.71-2.5       21.20        21.24     22.99

Northeastern Appalachia..................         greater than 12,750                   1.2-2.5      $25.98       $25.83    $24.52
                                                  greater than 12,750          greater than 2.5       22.91        24.12     23.20

Illinois Basin...........................         greater than 11,000          greater than 2.5      $19.55       $19.69    $20.47
                                                  less than    11,000          greater than 2.5       17.50        18.89     18.26

Southern Powder River Basin..............         greater than  8,600    less than equal to 1.2      $ 4.27       $ 4.04    $ 4.40
                                                  less than     8,600    less than equal to 1.2        3.23         3.25      3.30

Northern Powder River Basin..............         greater than  8,800    less than equal to 1.2       $ 6.24      $ 6.14    $ 6.73

Four Corners.............................         greater than  9,500    less than equal to 1.2       $15.80      $17.56    $15.66

-----------------------------

Source:  RDI, Outlook for Coal, Winter 1998-1999.

TRANSPORTATION

Coal for domestic consumption generally is sold at the mine and transportation costs are normally borne by the purchaser. Export coal is usually sold at the loading port. Coal producers are responsible for shipment to the export coal-loading facility and the buyer pays the ocean freight. Coal for electricity generation is purchased on the basis of its delivered cost per million Btus. Most utilities arrange long-term shipping contracts with rail or barge companies to assure stable delivered costs.

Transportation is often a large component of the buyer's cost. Although the customer pays the freight, transportation cost is still important to coal mining companies because the customer may choose a supplier largely based on the cost of transportation. According to RDI, in 1995, transportation costs represented 69%, 28% and 25% of the overall delivered cost of coal produced in the western United States, eastern United States and midwestern United States.

According to the National Mining Association in 1997, approximately 77% of all U.S. coal was shipped by rail or barge, making these modes the keys to domestic coal distribution. Trucks and overland conveyors are used to haul coal over shorter distances. Lake carriers and ocean carriers transport coal to export markets. Some domestic coal is shipped over the Great Lakes to domestic markets. Railroads move more coal than any other commodity, and in 1996 coal accounted for 22% of total U.S. rail freight revenue and 44% of total rail freight tonnage.


DEREGULATION OF THE ELECTRIC UTILITY INDUSTRY

In October 1992, the National Energy Policy Act was signed in the United States, giving wholesale suppliers access to the transmission lines. In April 1996, the Federal Energy Regulatory Commission issued orders establishing rules providing for open access to electricity transmission systems, thereby encouraging competition in the generation of electricity. While broad deregulation legislation is still being considered at the federal level, a number of states have taken significant deregulation initiatives as provided for by the Federal Energy Regulatory Commission.

Deregulation of the electric utility industry, if and where implemented, would enable industrial, commercial and residential customers to shop for the lowest cost supply of power and the best available service. This fundamental change in the industry is expected to compel electric utilities to be more aggressive in developing and defending market share, to be more focused on their cost and pricing structure, and to be more flexible in reacting to changes in the market.

CONSOL believes that the move toward a competitive market for electricity should prove beneficial to coal demand. According to RDI, 21 of the 25 lowest cost electric generating stations are coal fired. As deregulation occurs and competition among generators increases, electricity generators will become increasingly sensitive to fuel costs because such costs typically represent about 78% of the variable cost of generating electricity from fossil fuels.

                                   BUSINESS


OVERVIEW

CONSOL ranks among the largest coal companies in the United States based upon total revenue, net income and operating cash flow. CONSOL is the largest U.S. producer of high-Btu bituminous coal, the largest coal producer east of the Mississippi River, the largest producer of coal from underground mines and the largest U.S. exporter of coal to international markets. Production in 1997 totalled 73 million tons. CONSOL accounted for 7% of total domestic tons produced and for 12% of tons produced in the eastern United States during 1997. CONSOL's consistent financial performance has enabled it to establish a strong history of cash generation and dividend payments.

In 1997, CONSOL sold 68% of the tons of coal it produced directly to domestic electricity generators, 16% to domestic industrial customers, domestic steel mills and trading companies and 16% directly to export markets. The electricity generating market is, by far, the most important market for U.S. coal producers and for CONSOL, and coal is the fuel of choice for base-load power plants in the United States. In 1997, coal was used to generate 57% of the electricity in the United States.

CONSOL's proximity to generating plants, access to low-cost transportation, favorable geologic conditions for mining and the high-Btu content of its coal enable it to provide fuel to electricity generators at low delivered cost. CONSOL's large, highly mechanized eastern mines are located near major electricity generators in the northeastern, Mid-Atlantic, southeastern and midwestern United States. In 1997, almost 40% of CONSOL's coal moved on inland waterways, the mode of transport considered the most cost-effective for bulk commodities. Approximately 65% of CONSOL's reserves consist of high-Btu coal.

CONSOL had 4.8 billion tons of proved and probable reserves at December 31, 1997, the second largest among U.S. coal producers. Reserves are located in northern Appalachia (52%), central Appalachia (13%), the midwest (21%) and in the western United States and Canada (14%). The size, quality and strategic location of CONSOL's reserves provide a basis for the expansion of many existing mines and for new mine development.

CONSOL operated 24 mining complexes at December 31, 1997. The Company added three complexes in September 1998 by acquiring Rochester & Pittsburgh. Two complexes, Holden and Twin Branch, were exchanged in November 1998, for the Vesta coal reserves located in southwestern Pennsylvania. CONSOL uses high-extraction longwall technology at 14 of its mines and leads the industry in the deployment of longwall systems. The mines operating these advanced mining systems accounted for approximately 84% of the coal mined by CONSOL in 1997. CONSOL's ability to source coal from its multiple longwall mines provides it with great flexibility in meeting customer fuel requirements.
CONSOL can expand production at longwall mines at very low incremental cost.


CONSOL'S HISTORY

CONSOL Energy Inc. was organized as a Delaware corporation in 1991. CONSOL is a holding company for 64 direct and indirect wholly owned operating subsidiaries, including Consolidation Coal Company and CONSOL Inc. Consolidation Coal Company is CONSOL'S principal operating subsidiary and CONSOL Inc. is CONSOL'S direct holding company subsidiary that provides executive, management and administrative services.

CONSOL'S earliest predecessor, Consolidation Coal Company, was formed on March 9, 1860 with the merger of several small western Maryland coal holdings. Formal incorporation was delayed until April 19, 1864 because of the Civil War. By 1927, Consolidation Coal Company had become the largest bituminous coal producer in the United States. Consolidation Coal Company merged with Pittsburgh Coal Company in 1945 to form the then largest coal company in the United States. During the next 20 years, Consolidation Coal Company continued to grow through acquisitions. In 1966, Continental Oil Company, a vertically integrated petroleum company, acquired Consolidation Coal Company. E.I. du Pont de Nemours and Company acquired Conoco in 1981. In 1991, RWE A.G., through its direct and indirect wholly owned subsidiaries Rheinbraun A.G. and Rheinbraun U.S. GmbH, purchased 50% of our common stock. RWE A.G. is a leading international energy-based industrial conglomerate headquartered in Germany and is the fifth largest industrial group in Germany based on annual sales. DuPont held its remaining 50% interest in our common stock through DuPont Energy Company, its wholly owned subsidiary. In November 1998, CONSOL purchased shares of its common stock from DuPont Energy. After the purchase, and before this offering, Rheinbraun A.G. and Rheinbraun U.S. GmbH together owned approximately 94% and DuPont Energy owned approximately 6% of the outstanding shares of common stock.


MINING METHODS

CONSOL mines coal using both underground and surface mining methods. In 1997, 94% of CONSOL's production came from underground mines and 6% from surface mines. The percentage of coal produced by surface mines has declined in recent years because several CONSOL surface mines have depleted their mineable reserves, and because production from existing underground mines has increased. Nevertheless, CONSOL maintains engineering expertise in both mining methods.

Where the geology is favorable and where reserves are sufficient, CONSOL employs longwall mining systems in its underground mines. In 1997, 84% of CONSOL's production came from mines equipped with longwall mining systems. Underground mines equipped with longwall systems are highly mechanized, capital intensive operations. These mines have a low variable cost structure compared with other types of mines and can achieve high productivity levels compared with other underground mining methods. Because CONSOL has substantial reserves readily suitable to these operations, and because of their existing cost structure, these longwall mines can increase capacity at low incremental cost.

CONSOL operates approximately 25% of the U.S. longwall mining systems. Because of the high production levels of these mining systems, which CONSOL uses at 14 of its mines, it operates seven of the 20 largest underground mines east of the Mississippi River. The following table ranks the 20 largest underground mines in the United States by tons of coal produced in 1997.

                    MAJOR U.S. UNDERGROUND COAL MINES, 1997

in millions of tons                          ------------------------------------------------------------


MINE NAME                                OPERATING COMPANY                                       TONNAGE
---------                                -----------------                                       -------
Enlow Fork                               CONSOL                                                    8.4
Bailey                                   CONSOL                                                    7.5
Twenty Mile                              Twenty Mile Coal Company                                  7.3
Baker                                    Lodestar Energy Inc.                                      6.5
Cumberland                               Cyprus Cumberland Resources Corp.                         6.4
Eastern Kentucky                         MAPCO Coal Company                                        5.9
Mountaineer                              Mingo Logan Coal Co.                                      5.7
West Elk                                 Mountain Coal Co.                                         5.6
McElroy                                  CONSOL                                                    5.4
Pinnacle                                 U.S. Steel Mining                                         5.2
Powhatan No. 6                           The Ohio Valley Coal Company                              5.1
Galatia                                  Kerr-McGee Coal Co.                                       5.0
SUFCO                                    Canyon Fuel Company                                       4.9
Loveridge                                CONSOL                                                    4.8
Shoemaker                                CONSOL                                                    4.8
Robinson Run                             CONSOL                                                    4.8
Mine 84                                  CONSOL                                                    4.8
Upper Big Branch                         A.T. Massey Coal Company                                  4.7
Emerald                                  Cyprus Emerald Resources Corp.                            4.7
Federal Mine No. 2                       Eastern Associated Coal Corp.                             4.5

-----------------
Source: National Mining Association

CONSOL's Research and Development Department has worked on a number of advances that have enhanced longwall mining methods. CONSOL has developed proprietary automation software that allows the shearer to guide itself in the coal seam, reducing incursions into the rock above and below the seam, thus improving initial coal quality and improving cutting bit life. The Research and Development Department has also developed methods for automating shield advances as mining progresses, which improves overall system efficiency. The Research and Development Department has done geotechnical studies on pillar design that have allowed continuous miners to advance more quickly and at lower cost when developing the panels in advance of longwall mining. CONSOL's Research and Development Department has developed several technological advances that allow coal to be moved in more continuous fashion from the coal face, thus improving utilization for the mining machinery, resulting in lower costs and higher productivity. See "Business?Research and Development."

The following table shows the growth in production from CONSOL's longwall operations since 1994.


                                                PRODUCTION BY YEAR
                                   ===========================================================
                                                                                    COMPOUND
in millions of tons                                                                   ANNUAL
                                                                                      GROWTH
MINE                                  1994        1995        1996        1997          RATE
----------------------------       -------     -------     -------     -------     ---------
Bailey                                6.6         7.3         7.5         7.5           4.4%
Enlow Fork                            8.1         8.0         8.7         8.4           1.2%
Dilworth                              2.7         3.0         3.6         4.4          17.7%
Buchanan                              3.0         3.2         3.6         4.3          12.7%
Shoemaker                             1.8         3.8         4.4         4.8          12.4%
McElroy                               4.1         4.1         4.2         5.2           8.2%
Loveridge                             3.1         2.7         3.1         4.8          15.7%
Blacksville                           3.7         3.8         3.5         3.4         (2.8%)
Robinson Run                          3.3         3.7         4.2         4.8          13.3%
Rend Lake                             2.7         3.3         3.2         4.1          14.9%
VP 8                                  0.9         2.3         2.8         1.3          21.7%
VP 3                                  1.7         1.8         1.6         2.2           9.0%
Powhatan No. 4                        3.1         2.7         3.4         3.2           1.1%
                                   -------     -------     -------     -------     --------

         Total                       44.8        49.7        53.8        58.4           9.2%
                                   =======     =======     =======     =======     ========

The calculation of the compound amount growth rate for the Shoemaker and VP 8 mines does not include periods during which such mines were shutdown. The calculation for the McElroy mine excludes 200,000 tons of coal mined in connection with construction activities.

With the exception of Dilworth, VP 3 and Powhatan No. 4, these mines have the potential to further expand production through investment in various projects to debottleneck the coal mine or by instituting continuous work schedules to maximize utilization of existing equipment. With the exception of Dilworth, VP 3 and Powhatan No. 4, these mines all have access to extensive, CONSOL-controlled reserves to support expansion in capacity at low incremental cost.

According to an RDI database, CONSOL operated ten of the top 20 most productive underground mines in 1997, in terms of tons per man day produced, based on an analysis of production of large eastern U.S. underground mines (with production greater than 3.0 million tons).

The following graph shows the growth of underground mine productivity at CONSOL.

         [Graph shows tons per manday for each year from 1982 to 1998]

MINING OPERATIONS

CONSOL currently operates 25 mining complexes. At September 30, 1998, CONSOL operated a total of 27 mining complexes, including a 50% interest in a surface mine in Alberta, Canada, all located in North America. In November 1998, CONSOL exchanged the Holden Complex and the Twin Branch Complex with the A.T. Massey Coal Company for the Vesta coal reserves located in southwestern Pennsylvania. The exchange of properties reduced the number of mining complexes to 25.

All of CONSOL's mining complexes are underground operations except the Mahoning Valley and Cardinal River mines which employ only surface mining techniques. The Mill Creek complex employs a combination of underground and surface mining systems. Mining machinery used in all of CONSOL's underground mines is powered by electricity.

Coal is transported from CONSOL's mining complexes to customers by means of railroad cars, river barges, trucks, conveyor belts or a combination of these means of transportation. The McElroy and Robinson Run mines transport coal to customers by conveyor belt. The McElroy, Shoemaker, Dilworth, Powhatan No. 4, Humphrey, Mahoning Valley and Ohio No. 11 complexes ship coal to customers by means of river barges. Trucks are used to transport coal from Loveridge, Blacksville, Powhatan No. 4, Rend Lake, Keystone, Helvetia and Emery complexes. The Enlow Fork, Bailey, Mine No. 84, Robinson Run, Loveridge, Blacksville, Buchanan, Mill Creek, VP-3, Jones Fork, VP-8, Amonate, Elk Creek, Rend Lake and Cardinal River complexes transport coal to customers by rail.

The following table provides the location and a summary of the main characteristics of CONSOL's mining complexes and the coal reserves associated with these operations.


                                                                CONSOL MINING COMPLEXES
                             ================================================================================================
                                                                              AVERAGE QUALITY
                                                                                ON DRY BASIS           ASSIGNED RESERVES
                                                                    1997    ------------------   ----------------------------
                                                              PRODUCTION         HEAT   SULFUR       TOTAL
                                                               (MILLIONS      CONTENT  CONTENT   (MILLIONS    OWNED    LEASED
OPERATIONS                   LOCATION                        OF TONS)(1)    (BTU/LB.)      (%)    OF TONS)      (%)       (%)
-----------------------      ---------------------------     -----------    ---------  -------   --------- --------   -------
NORTHERN APPALACHIA
   Enlow Fork Mine           Enon, Pennsylvania                     8.4        14,173     1.62        52.4       34        66
   Bailey Mine               Enon, Pennsylvania                     7.5        14,101     1.85        81.6        1        99
   McElroy Mine              Glen Easton, West Virginia             5.2        13,999     3.18       234.0      100         0
   Loveridge Mine            Fairview, West Virginia                4.8        13,969     2.40        21.0      100         0
   Robinson Run Mine         Shinnston, West Virginia               4.8        14,126     3.36        60.6       76        24
   Shoemaker Mine            Moundsville, West Virginia             4.8        13,860     3.13        79.5      100         0
   Mine No. 84               Eighty-Four, Pennsylvania              4.8        14,040     1.84        42.2       75        25
   Dilworth Mine             Rices Landing, Pennsylvania            4.4        14,126     1.51        24.1        0       100
   Blacksville Mine          Wana, West Virginia                    3.4        14,165     2.87        41.2      100         0
   Powhatan No. 4 Mine       Clarington, Ohio                       3.2        13,545     4.72         5.8        8        92
   Keystone Complex          Indiana, Pennsylvania                  2.1        13,042     1.62         7.0       86        14
   Helvetia Complex          Blairsville, Pennsylvania              1.7        11,839     2.08         5.4       97         3
   Humphrey Mine             Maidsville, West Virginia              1.5        13,600     2.75         6.5      100         0
   Mahoning Valley Mine      Cadiz, Ohio                            0.4        12,214     2.31         2.0       93         7
CENTRAL APPALACHIA
   Buchanan Mine             Mavisdale, Virginia                    4.3        14,950     0.78        31.5        1        99
   Mill Creek Complex        Deane, Kentucky                        3.1        13,643     1.18        15.1      100         0
   VP-3 Mine                 Vansant, Virginia                      2.2        15,185     0.77         8.1        0       100
   Jones Fork Complex        Mousie, Kentucky                       2.0        13,245     1.00        10.3       85        15
   VP-8 Mine                 Rowe, Virginia                         1.3        14,903     0.31        17.3        1        99
   Amonate Complex           Amonate, Virginia                      1.1        14,422     0.77         9.3       64        36
   Elk Creek Complex         Emmett, Virginia                       0.3        13,750     0.78         7.0       27        73
ILLINOIS BASIN
   Rend Lake Mine            Sesser, Illinois                       4.1        13,738     1.02        13.6      100         0
   Ohio No. 11 Mine          Morganfield, Kentucky                  1.4        13,500     3.13         3.9        0       100
WESTERN U.S.
   Emery Mine                Emery County, Utah                     0.0        12,933     0.74        14.8       84        16
WESTERN CANADA
   Cardinal River Mine       Hinton, Alberta, Canada                1.5        14,000     0.37         4.2        0       100

                              TOTAL
                         ACCESSIBLE
                                AND
                           ASSIGNED            YEAR
                           RESERVES     ESTABLISHED
                          (MILLIONS     OR ACQUIRED
OPERATIONS                 OF TONS)       BY CONSOL
--------------------     ----------     -----------
NORTHERN APPALACHIA
   Enlow Fork Mine            215.8            1990
   Bailey Mine                209.3            1984
   McElroy Mine               234.0            1968
   Loveridge Mine             161.8            1956
   Robinson Run Mine          154.0            1966
   Shoemaker Mine             146.4            1966
   Mine No. 84                159.6            1998
   Dilworth Mine               24.1            1984
   Blacksville Mine           126.0            1970
   Powhatan No. 4 Mine          5.8            1987
   Keystone Complex             7.0            1998
   Helvetia Complex            11.7            1998
   Humphrey Mine                6.5            1956
   Mahoning Valley Mine         3.2            1974
CENTRAL APPALACHIA
   Buchanan Mine              124.4            1983
   Mill Creek Complex          21.5            1994
   VP-3 Mine                    8.1            1993
   Jones Fork Complex          28.7            1992
   VP-8 Mine                   17.3            1993
   Amonate Complex             20.7            1925
   Elk Creek Complex           14.9            1993
ILLINOIS BASIN
   Rend Lake Mine              49.3            1986
   Ohio No. 11 Mine            17.1            1993
WESTERN U.S.
   Emery Mine                  14.8            1945
WESTERN CANADA
   Cardinal River Mine          5.1            1969


CONSOL acquired (1) the Dilworth mine from USX, (2) the Rend Lake Mine from Inland Steel, (3) the Powhatan No. 4 mine from North American Coal Company, (4) the Mill Creek Complex from Kentucky Criterion Coal Company and (5) VP-3 mine, the Elk Creek Complex, the VP-8 mine and Ohio No. 11 mine from Occidental Petroleum. CONSOL acquired Mine No. 84, the Keystone Complex and the Helvetia complex when it acquired the Rochester and Pittsburgh Coal Company. CONSOL established all other mines and complexes.

The Burning Star No. 4 mine and the Potomac mine, which in the aggregate, produced 2.0 million tons of coal during 1997, have been closed. Two mining complexes, Twin Branch Complex and the Holden Complex, which, in the aggregate, produced 500,000 tons in 1997, were exchanged in November 1998 for the Vesta coal reserves owned by the A.T. Massey Coal Company. The mines and complexes sold or exchanged are not shown in the table.

There are, in the aggregate, approximately 680 leases with respect to assigned coal reserves. The leases have terms extending up to 30 years and generally provide for renewal through the anticipated life of the associated mine. These renewals are exercisable by the payment of minimum royalties.

Total accessible and assigned reserves represents proved and probable coal reserves at December 31, 1997. CONSOL assigns coal reserves to each of its mining operations, but each mine also may have access to reserves that have not yet been assigned to any particular mine. Unassigned reserves may be accessed by more than one mining operation. Information with respect to proved and probable coal reserves has been determined by CONSOL geologists and mining engineers. See
Note 22 of Notes to the Consolidated Financial Statements.


[Map showing the location of CONSOL's mines in relation to major coal basins.]


The following provides a description of the operating characteristics of CONSOL's principal mines by geographic region.


NORTHERN APPALACHIA MINES

Enlow Fork. The Enlow Fork mine produces coal from the Pittsburgh #8 Seam using two longwall systems and six continuous mining machines. Coal is transported to the surface by conveyor belts. The coal is processed in the Bailey Central Preparation Plant which can fully wash coal at a rate of 3,600 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $56 million. The Enlow Fork mine will complete in 1999 installation of a 5,000-ton underground storage bunker that will level the flow of coal between the producing face and the plant. In addition, a new longwall system was placed in service in 1997.

Bailey. The Bailey mine produces coal from the Pittsburgh #8 Seam using two longwall systems and seven continuous mining machines. Coal is transported to the surface by conveyor belts. The coal is processed in the Bailey Central Preparation Plant which can fully wash coal at the rate of 3,600 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $33 million. From January 1, 1996 to September 30, 1998, capital expenditures at the preparation plant totaled $44 million. The Bailey Central Preparation Plant, which serves both the Bailey and Enlow Fork mines, currently is being expanded. When completed, the expansion will increase total processed coal capacity from 16 million tons per year to 20 million tons per year.

McElroy. The McElroy mine produces coal from the Pittsburgh #8 Seam using one longwall system and four continuous mining machines. Coal is transported to the surface by conveyor belts. The coal is partially washed in a preparation plant capable of processing 1,400 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $48 million. In 1997, the mine completed the installation of an underground conveying system that replaced a less efficient underground track haulage system.

Mine No. 84. Mine No. 84 produces coal from the Pittsburgh #8 Seam using one longwall and three continuous mining machines. Coal is transported to the surface by conveyor belts. The coal is processed in a preparation plant capable of processing 2,500 tons of raw coal per hour. Mine No. 84 was acquired as part of the acquisition of Rochester & Pittsburgh on September 22, 1998.

Robinson Run. The Robinson Run mine produces coal from the Pittsburgh #8 Seam using one longwall system and four continuous mining machines. Coal is transported to the surface by conveyor belts. The coal is partially washed in a preparation plant capable of processing 1,500 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $21 million. In 1995, the Robinson Run mine installed an underground belt conveying system to move coal to the surface, replacing a less efficient rail haulage system as well as increasing the mine's production capacity.

Shoemaker. The Shoemaker mine produces coal from the Pittsburgh #8 Seam using one longwall system and three continuous mining machines. Coal is transported to the surface by a conveyor belt and underground track locomotives. The coal is fully washed in a preparation plant capable of processing 1,275 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $47 million. In 1997, the mine installed new longwall mining equipment and added a new yard track-loop system, both of which contributed to increases in production.

Loveridge. The Loveridge mine produces coal from the Pittsburgh #8 Seam using one longwall system and four continuous mining machines. Coal is transported to the surface by a conveyor belt. The coal is fully washed in a preparation plant capable of processing 1,400 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $44 million. In 1996, the mine installed a new longwall system that included many new automated functions which improved production rates, enhanced coal quality and reduced unscheduled maintenance.

Dilworth. The Dilworth mine produces coal from the Pittsburgh #8 Seam using one longwall system and three continuous mining machines. Coal is conveyed to the surface with conveyor belts. The coal is transported by barge to the Robena preparation plant where it is fully washed. The Robena preparation plant can process 1,200 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $13 million. Capital expenditures at the Robena preparation plant for the same period totaled $9 million. In 1997, a raw coal storage silo was installed at the Robena preparation plant permitting direct discharge of raw coal to and from river barges. The silo eliminated the need for more costly handling and increased flexibility in blending raw coal and processed coal.

Blacksville. The Blacksville mine produces coal from the Pittsburgh #8 Seam using one longwall system and three continuous mining machines. Coal is transported underground by conveyor belts to a skip hoist which lifts the coal to the surface. The coal is partially or fully washed in a preparation plant capable of processing 1,000 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $48 million. In 1998, CONSOL completed the construction of a large, underground coal storage bunker at the mine which allows storage of up to 2,400 tons of coal, leveling the flow of coal both from the producing coal face and to the preparation plant.

Powhatan No. 4. The Powhatan No. 4 mine produces coal from the Pittsburgh #8 Seam utilizing one longwall system and one continuous mining machine. Coal is transported to the surface using a combination of conveyor belts and rail haulage. The coal is washed in a preparation plant capable of processing 1,100 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $8 million. The mine will deplete its economically minable reserves in 1999.

Helvetia Complex. The Helvetia Complex produces coal from the Upper Freeport and Upper Kittanning seams. Coal is produced at two CONSOL-operated underground mines and a CONSOL-operated surface mine. Coal is mined with a total of eight continuous mining machines at the underground mines and with an end-loader at the surface mine. Coal is transported from the underground mines to the surface on conveyor belts and is transported to a small wash plant by truck. Coal from the surface mine is transported to the wash plant by truck. The small wash plant has a capacity of 250 tons of raw coal per hour. The Helvetia Complex was acquired on September 22, 1998.

Keystone Complex. The Keystone Complex produces coal from the Upper Freeport and Upper Kittanning seams. Coal is produced at three CONSOL-operated underground mines. Additional coal is purchased from outside sources to be blended and processed with CONSOL-produced coal. Coal is mined with a total of 11 continuous mining machines at the underground mines. Coal is transported to the surface by conveyor belt and is transported to the preparation plant by overland conveyor or truck. The coal is processed at a preparation plant capable of processing 900 tons of raw coal per hour. The Keystone Complex was acquired on September 22, 1998.

Humphrey. The Humphrey mine produces coal from the Pittsburgh #8 Seam using two continuous mining machines. Coal is sold raw. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $2 million. In 1997, the Humphrey mine reduced production and started using continuous mining equipment after longwall-minable reserves were depleted.

Mahoning Valley. The Mahoning Valley mine produces coal from the #9 Seam. Coal is uncovered at this surface mine using a large, electrically powered stripping shovel. A smaller shovel loads the uncovered coal into trucks for transport from the pit. CONSOL made no capital expenditures on the mine between January 1, 1996 to September 30, 1998. The mine will deplete its economically mineable reserves in 1999.

CENTRAL APPALACHIA MINES

Buchanan. The Buchanan mine produces coal from the Pocahontas #3 Seam using one longwall system and four continuous mining machines. The coal is transported to a skip hoist by conveyor belts where the coal is then lifted to the surface. The coal is washed in a preparation plant that is capable of processing 1,000 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $23 million. In 1997, CONSOL constructed a large, underground coal-storage bunker at the mine. The bunker allows storage of up to 4,700 tons of coal, leveling the flow of coal both from the face and to the preparation plant. Also in 1997, the mine instituted a continuous work schedule that allowed higher coal-hoisting and preparation plant utilization.

Mill Creek Complex. The Mill Creek complex produces coal from the Hazard #4 Seam and the Elkhorn #3 Seam. Coal is produced at two CONSOL-operated underground mines, a CONSOL-operated surface mine and by several small underground and surface mines operated by independent contractors. Mining at CONSOL-operated underground mines is done with a continuous mining machine. Coal is conveyed to the surface using conveyor belts. Mining at CONSOL-operated surface mines is done with front-end loaders and trucks. Coal from all of the mines is transported by truck or conveyor belt to a central preparation plant for processing. The plant has the capacity to process 950 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $13 million.

VP-3. The VP-3 mine produced coal from the Pocahontas #3 Seam utilizing one longwall system and three continuous mining machines. Coal was carried underground by conveyor belts to a skip hoist which lifted the coal to the surface. The coal was processed in a preparation plant which has a capacity to process 750 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $5 million. VP-3 mine was placed on long-term shutdown status because of excess production capacity for the type of coal produced at this mine.

Jones Fork Complex. The Jones Fork mining complex produces coal from the Hazard #4 Seam and the Elkhorn #3 Seam. Coal is produced from three CONSOL-operated underground mines and two contractor-operated underground mines. Mining at CONSOL-operated underground mines is accomplished with continuous mining machines. Coal is conveyed to the surface with conveyor belts. Coal from all operations is transported by conveyor belt or by truck to a central preparation facility which has the capacity to process 825 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $12 million.

VP-8. The VP-8 mine produces coal from the Pocahontas #3 Seam utilizing one longwall system and two continuous mining machines. Coal is carried underground by conveyor belts to a skip hoist which lifts the coal to the surface. The coal is processed at two preparation plants which together have the capacity to process 1,350 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $9 million.

Amonate Complex. The Amonate mining complex processes coal from the Pocahontas #3, #5, #8, #10, and #11 and Squire Jim Seams. The coal typically is produced from approximately ten underground mines operated by independent contractors on CONSOL-owned reserves. The preparation plant has the capacity to process 700 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the complex totaled $2 million.

Elk Creek Complex. The Elk Creek complex produces coal from the Lower Cedar Grove "C" and the Alma Seams. The coal is produced from two underground mines operated by independent contractors on CONSOL-controlled reserves. The coal is taken by truck for processing to the Elk Creek preparation plant, which has the capacity to process 550 tons of raw coal per hour. The preparation plant also processes coal that CONSOL purchases from other mine operators. From January 1, 1996 to September 30, 1998, capital expenditures at the complex totaled less than $1 million.

ILLINOIS BASIN MINES

Rend Lake. The Rend Lake mine produces coal from the Herrin #6 Seam utilizing two longwall systems and five continuous mining machines. Coal is conveyed underground by conveyor belts to a skip hoist which lifts the coal to the surface. The coal is processed at a preparation plant which has the capacity to process 1,000 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $14 million.

Ohio No. 11. The Ohio No. 11 mine produces coal from the West Kentucky #11 Seam utilizing four continuous mining machines. Coal is conveyed to the surface by conveyor belts. Coal is processed at a preparation plant which has the capacity to process 700 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $5 million.

WESTERN U.S. MINES

Emery. The Emery mine is capable of producing coal from the I Seam. The mine is configured for underground mining operations. The mine has been idle for several years. CONSOL made no capital expenditures at the mine between January 1, 1996 and September 30, 1998.

WESTERN CANADA MINES

Cardinal River. The Cardinal River mine produces coal from the Jewel Seam. Mining is done with stripping shovels and front-end loaders, which are either powered with electricity or diesel. Coal is hauled from the pit in large, diesel or electric powered haul trucks. The coal is processed at a preparation plant which has the capacity to process 800 tons of raw coal per hour. From January 1, 1996 to September 30, 1998, capital expenditures at the mine totaled $6 million. The mine is a joint-venture operation with Luscar Ltd. in which CONSOL maintains a 50% interest.

COAL RESERVES

CONSOL had an estimated 4.8 billion tons of proved and probable reserves at December 31, 1997. Reserves are the portion of the "demonstrated" tonnage (equivalent to "proved" and "probable") that meet CONSOL's general economic criteria regarding mining height, preparation plant recovery, depth of overburden and stripping ratio. Generally, these reserves would be commercially minable at year-end price and cost levels.

CONSOL's reserves are located in northern Appalachia (52%), central Appalachia (13%), the midwestern United States (21%) and in the western United States and in Canada (14%).

The following table summarizes CONSOL's reserves at December 31, 1997. For unassigned reserves, CONSOL assumes 60% recovery for reserves that can be mined using longwall mining, 50% recovery for reserves that will be mined using other underground methods and 90% recovery for surface mines.

                                CONSOL RESERVES

                        --------------------------------------------------------------------------------------------------
in thousands of                LESS THAN 1.20 LBS.                       GREATER THAN 1.20 LBS.
tons                               OF SO\\2\\                                 OF SO\\2\\
                                      PER                                        PER
                                  MILLION BTUS                               MILLION BTUS                       PERCENTAGE
                        ---------------------------------       ---------------------------------
                                                                                                                    BY
REGION AND PRODUCT      LOW BTU    MEDIUM BTU    HIGH BTU       LOW BTU    MEDIUM BTU    HIGH BTU      TOTAL      REGION
------------------      -------    ----------    --------       -------    ----------    --------      -----    ----------
NORTHERN APPALACHIA
   Steam                      0        49,359           0        56,010      135,471    2,031,239   2,272,079
   High-vol met               0             0           0             0            0      211,754     211,754
   Subtotal                   0        49,359           0        56,010      135,471    2,242,993   2,483,833      52.0%
CENTRAL APPALACHIA
   Steam                 31,350        51,826       2,261        40,577       48,915       61,597     236,526
   High-vol met               0         8,642      41,828             0        2,134       12,704      65,308
   Medium-vol met             0         4,191      90,947             0        4,537       18,423     118,098
   Low-vol met                0             0     205,013             0            0        6,867     211,880
   Subtotal              31,350        64,659     340,049        40,577       55,586       99,591     631,812      13.2%
MIDWESTERN U.S.
   Steam                      0             0           0       130,524      746,391      129,833   1,006,748      21.1%
WESTERN U.S.
   PRB steam                  0       193,017     248,609             0            0        4,126     445,752
   W. Colo. and S.       12,456             0      14,772             0        5,584        9,574      42,386
   Ut. steam
   Subtotal              12,456       193,017     263,381             0        5,584       13,700     488,138      10.2%
CANADA
   Medium-vol met        16,286       119,649      29,172             0            0            0     165,107       3.5%
                        -------    ----------    --------       -------    ---------    ---------   ---------    ------
TOTAL                    60,092       426,684     632,602       227,111      943,032    2,486,117   4,775,638     100.0%
                        =======    ==========    ========       =======    =========    =========   =========    ======
PERCENTAGE OF
TOTAL BY

BTU CONTENT                 5.4%         38.1%       56.5%          6.2%        25.8%        68.0%
                        -------    ----------    --------       -------    ---------    ---------
                                          100%                                   100%
                        ---------------------------------       ---------------------------------

The following table characterizes the relative Btus value (low, medium and high) for each coal producing region.

                                                              -------------------------------------------------------------------
REGION                                                                    LOW                     MEDIUM                     HIGH
----------------------------------------------                ---------------             ---------------     -------------------
in Btus per lb.
NORTHERN AND CENTRAL APPALACHIA AND CANADA                    less than 12,500            12,500 - 13,000     greater than 13,000
MIDWEST                                                       less than 11,600            11,600 - 12,000     greater than 12,000
POWDER RIVER BASIN                                            less than  8,400             8,400 -  8,800     greater than  8,800
WESTERN COLORADO AND SOUTHERN UTAH                            less than 11,000            11,000 - 12,000     greater than 12,000

Reserve estimates are based on geological data assembled and analyzed by CONSOL's staff, which includes 14 geologists and more than 40 mining engineers, located at individual mines, operations offices and at CONSOL's headquarters. The reserve estimates and general economic criteria upon which they are based are reviewed and adjusted annually to reflect production of coal from the reserves, analysis of new engineering and geological data, changes in property control, modification of mining methods and other factors. Reserve information, including the quantity and quality of reserves, coal and surface ownership, lease payments and other information relating to CONSOL's coal reserve and land holdings, is maintained through a system of interrelated computerized databases developed by CONSOL.

CONSOL's reserve estimates are predicated on information obtained from its extensive, ongoing exploration drilling and in-mine channel sampling programs. Data including elevation thickness and, where samples are available, the quality of the coal from individual drill holes and channel samples are input into a computerized geologic database. The information derived from the geologic database is then combined with data on ownership or control of the mineral and surface interests to determine the extent of the reserves in a given area.


COAL CONTRACTS

CONSOL sells coal to customers under arrangements that are the result of both bidding procedures and extensive negotiations. Coal typically is sold by contracts for terms that range from a single shipment to multi-year agreements for millions of tons. Many contracts now allow the coal to be sourced from more than one mine, an advantage to CONSOL because of the number of its mining complexes, particularly in northern Appalachia. CONSOL currently sells 61% of its coal under contracts with terms of one year or more. The pricing mechanisms under these agreements typically consist of (1) base-price-plus-escalation methods which allow for periodic price adjustments based on inflation indices, or in some cases, pass-through of actual cost changes or (2) annually negotiated prices adjusted to market. Certain contracts have features of both types of contracts, such as limited price reopener provisions within a base-price-plus-escalation agreement. Such reopener provisions allow both the customer and CONSOL an opportunity to adjust price to a level close to then current market conditions. Almost all of CONSOL's existing contracts with reopener provisions adjust the contract price to market price at the time the reopener provision is triggered. Market price is generally based on recent published transactions for similar quantities and quality of coal. Reopener provisions could result in early termination of a contract or of requirements that certain volumes be purchased if the parties were to fail to agree on price and other terms that may be subject to renegotiation.

Contracts also typically contain force majeure provisions allowing suspension of performance by CONSOL or the customer for the duration of certain events beyond the control of the affected party, including labor disputes. Certain contracts may terminate upon continuance of an event of force majeure for an extended period (generally six to 12 months). Contracts also typically specify certain minimum and maximum quality specifications regarding the coal to be delivered. Failure to meet these conditions could result in substantial price reductions or termination of the contract.

Although the volume to be delivered pursuant to a long-term contract is stipulated, buyers or CONSOL have the option to vary the volume within specified limits. In addition, a contract may provide for early termination of all or part of the specified sales volume due to failure to agree on price or other terms for which renegotiation is provided or for suspension of performance or termination by the customer for force majeure events or failure of performance.

The following table shows the tons of coal delivered in 1997 and the total stated tons of coal deliverable in the year indicated for all contracts held by CONSOL at September 30, 1998.

                                           CONTRACT TONS OF DELIVERED COAL

                                          =============================================================================
                                            1997         1998          1999          2000           2005          2010
                                          ------      -------        ------        ------         ------        ------
In millions of nominal tons per year
Volume under
   long-term
   contracts..............                  46.9          45.7          41.7          24.2            5.3           1.1

CONSOL routinely engages in efforts to renew or extend contracts scheduled to expire. Although there are no guarantees that contracts will be renewed, CONSOL frequently has been successful in the past in renewing or extending contracts. The length of term, volumes specified and price typically are adjusted during the renegotiation.


MARKETING AND SALES

CONSOL sells coal produced by its mining complexes and additional coal which is purchased for resale from other producers through a sales force of 20 people. CONSOL maintains U.S. sales offices in Atlanta, Chicago, Cleveland, Norfolk, Philadelphia, Pittsburgh and overseas in Brussels, Belgium. In addition, CONSOL sells coal through agents, brokers and trading companies. In 1997, CONSOL sold
75.2 million tons of coal, 84% of which was sold in domestic markets to electricity generators, steel companies and other consumers of coal. Direct sales by CONSOL to domestic electricity generators represented 68% of total sales and 81% of U.S. sales in 1997. The three largest customers were Allegheny Energy, Pennsylvania Power Company and Detroit Edison. During 1997, CONSOL derived 23% of its total revenue from sales to its two largest customers, Allegheny Energy and a consortium of utility companies referred to as the CAPCO companies, which includes among others, Pennsylvania Power Company. During 1997, contracts with Allegheny Energy accounted for more than 10% of CONSOL's revenues.

More than 100 technical specialists work with the direct sales force to meet the needs of current and potential customers. Specialists review customer bid solicitations with the sales force and then identify the coal or coal-blends that CONSOL could provide. Specialists also may accompany the sales force on customer calls to suggest, from a technical standpoint, how CONSOL coals could be used to improve combustion efficiency or lower customers' costs.

If additional technical resources are required, the sales force utilizes expertise provided by CONSOL's Research and Development Department. CONSOL's research and development expertise in areas, including combustion, emission control, coal coking and power plant performance, allows CONSOL to address customer concerns on detailed technical basis. See "-- Research and Development."


DISTRIBUTION

CONSOL employs transportation specialists who negotiate freight and equipment agreements with various transportation suppliers, including railroads, barge lines, terminal operators, ocean vessel brokers and trucking companies.

In addition, CONSOL's transportation managers coordinate with customers and with CONSOL's mining complexes to establish shipping schedules and to order transportation equipment necessary to meet the customer's needs. CONSOL owns or leases more than 1,100 railroad cars for moving coal either directly to domestic customers or to the river and sea ports for transloading to barges or vessels.

CONSOL has five towboats and a fleet of nearly 300 barges to serve customers along the Ohio and Monongahela rivers. The barge operation allows CONSOL to exercise control of delivery schedules and serves as temporary floating storage of coal where land storage is unavailable. The towboat and barge fleet is sized to accommodate the narrower channels and smaller locking facilities along the Monongahela River on which much of CONSOL's coal is moved.

In 1997, CONSOL transported 14.8 million tons of coal by river. Third-party shippers transported an additional 13.5 million tons of CONSOL's coal. Nearly 40% of CONSOL-produced coal moved on the inland waterways in 1997. CONSOL estimates that shipping coal by water is as much as 80% less expensive than rail transportation. Coal shipped on the Monongahela, Ohio and Mississippi rivers is transported to electricity generators, steel makers and industrial customers in the United States and overseas. Water-borne shipments of coal originate from mines in every state in which CONSOL operates.

International customers and domestic coastal customers receive coal through CONSOL's terminal at Baltimore, Maryland. The Baltimore Terminal is a 100 acre site with a throughput capacity of 18 million tons annually and ground storage capacity for steam and metallurgical coal. The ground storage capacity is significant to CONSOL for several reasons. First, it provides additional inventory storage to allow mines to continue to operate at optimal levels. Second, the large storage capacity allows CONSOL to ensure overseas buyers that coal will be available for rapid loading when the transporting vessel arrives at the port, thereby minimizing demurrage charges. Finally, the storage capacity of the terminal allows CONSOL to inventory coals of various qualities and to then produce custom blends for overseas customers. The terminal is served by both the Norfolk Southern and CSX Transportation railroads. The terminal berths have been dredged to a depth of 50 feet to allow CONSOL to load larger oceangoing vessels.


RESEARCH AND DEVELOPMENT

CONSOL's Research and Development Department is the largest private research organization in the United States devoted to coal. The function of the department is to identify, develop and apply technology to support the production and marketing objectives of CONSOL's coal and gas operations and to serve as a technical resource to other staff departments. The Research and Development Department works closely with CONSOL's mines, preparation plants, sales offices, engineering, environmental affairs and government relations departments to address current opportunities and problems while pursuing a longer term strategic mission to maintain CONSOL's competitive advantage in mining and sales. The Research & Development Department employs approximately 100 engineers, scientists and staff at two locations and has an annual budget of $11 million.

The strategic objectives of the Research and Development Department are to understand and control the geologic factors that can limit productivity or impair safety, to develop systems and procedures to optimize resource extraction and utilization, to assess the value of CONSOL's products in the market place and to address operational and environmental issues that can affect CONSOL's customers and, as a consequence, limit the market for CONSOL's coal. CONSOL's research and development effort is directed at both production ("upstream") and marketing ("downstream") issues. This approach recognizes that profitability is a function of the ability to control costs of production and the ability to develop and access the highest value markets for CONSOL's products.

The goal of the upstream research is to reduce costs, to improve productivity and to enhance the safety of CONSOL's mines and preparation plants. Among the significant areas of research are the geophysical evaluation of reserves and mines, the automation of mining systems, including robotic control of longwall shearers, the improvement of underground haulage technology, the hydrological modeling of mines and the associated geology, the control of dust and methane in mines, and the development of computer technology for preparation plants. CONSOL has developed sophisticated measurement and computer modeling techniques for ground control and hydrologic modeling. These tools are used to design and operate safe and productive mines, and to understand better the effect of mining on the environment. CONSOL also maintains extensive testing and sampling capabilities at its research and development facilities to address coal quality issues, and to solve in a cost-effective manner such environmental problems as acid mine drainage and plant emission controls. In recent years, CONSOL has obtained (or applied for) various patents, including froth floatation control systems to improve preparation plant efficiencies and costs, the TramVeyor(TM) coal haulage systems to increase productivity in continuous miner sections, devices to extend conveyor belts as mining advances without interrupting belt operations, and a device that allows continued mine ventilation during periodic testing.

The downstream program supports CONSOL's coal sales through the development of improved coal use technologies, and by assigning research and development staff to participate in the government regulatory process where it affects the use of coal. The Research and Development Department operates a pilot combustor and a moveable-wall coke oven to test and qualify coal for virtually any customer application and to diagnose and solve operating problems at customer facilities that might otherwise limit the use of CONSOL's coal. The Research and Development Department has developed the proprietary CONSOL, Coal Quality Cost Model ("CQCM") as a tool for determining the value of specific coals based on the busbar power cost when they are used in electricity generating stations. Alone, or in combination with the pilot combustor, the CQCM allows CONSOL's sales force and its customers to identify the best coals for a given application.

CONSOL not only has extensive coal-testing capabilities, but it can provide customers with field diagnostic services to evaluate and solve coal combustion problems. These capabilities not only help preserve existing business, but allow CONSOL to generate new business opportunities. For example, CONSOL recently resolved concerns about the use of CONSOL coal for blending in an electricity generating station of an upper midwest electric utility. The station primarily burned low-Btu, Western coal for blending with a lesser amount of high-sulfur Eastern coal from another producer. The utility wanted to consider CONSOL's high Btu, fully-washed, Pittsburgh # 8 seam coal, but was concerned that this coal would create slagging and fouling problems, if substituted in the blend. By testing blends in the Research & Development Department's pilot-scale coal combustion facility and working with the utility's station operators, CONSOL demonstrated that fully washed, high Btu coal could be part of the blend. As a result, CONSOL's coal was qualified and ultimately chosen by the customer.

The Research and Development Department's work on the development of coal utilization technology is directed principally at reducing the cost of compliance with environmental regulations for existing coal-fired boilers. CONSOL believes that existing electricity generating stations will be the site of increased coal use as operators of these stations seek to increase the utilization of the capacity of the generating units. The Research and Development Department is engaged in the development and demonstration of low-cost retrofit technology for the control of sulfur dioxide, oxides of nitrogen and other post-combustion air emissions and for the control of solid waste. For example, CONSOL was recently awarded a grant from the U.S. Department of Energy to construct a pilot plant to turn scrubber sludge into pellets that can be used as aggregate in road construction. A test of asphalt using sludge pellets currently is being conducted at a road repair and construction project. If successful, this technology will transform scrubber sludge, which would otherwise have to be land-filled into a commercial product, reducing the costs of using high-sulfur coal.

EMPLOYEES AND LABOR RELATIONS

At September 30, 1998, CONSOL had a total of 8,716 employees, of whom approximately 4,364 were represented by the UMWA and covered by the terms of the 1998 NBCWA. The NBCWA became effective on January 1, 1998 and will expire on December 31, 2002. This agreement is negotiated with the UMWA by the Bituminous Coal Operators' Association on behalf of its members, which includes several subsidiaries of CONSOL. The NBCWA also serves as a pattern agreement for other coal producers with UMWA-represented employees. About 41% of the U.S. miners are represented by the UMWA.

The NBCWA provided moderate wage and benefit increases and pension improvements. The NBCWA also provided CONSOL with additional scheduling flexibility and will reduce required contributions to multi-employer benefits funds over the life of the contract. Since 1984, the UMWA has had only one nationwide strike, which occurred in 1993.
CONSOL believes that the current labor environment is stable.


COMPETITION

The U.S. coal industry is highly competitive, with numerous producers in all coal producing regions. CONSOL competes against other large producers and hundreds of small producers in the United States and overseas. The largest producer is estimated to have less than 15% (based on tonnage sold) of the total U.S. market. The U.S. Department of Energy reports 1,810 active coal mines in the United States in 1997, the latest year for which government statistics are available. The U.S. coal industry is going through a period of rapid consolidation. Oil, steel and utility companies have been selling their coal assets, which have been acquired for the most part by mining companies. The most important factors on which CONSOL competes are coal price at the mine, coal quality, transportation costs from the mine to the customer and the reliability of supply. Continued demand for CONSOL's coal and the prices that CONSOL obtains are affected by demand for electricity, environmental and government regulation, technological developments and the availability and price of competing coal and alternative fuel supplies, including nuclear, natural gas, oil or renewable energy, including hydroelectric power.


NON-MINING OPERATIONS

CONSOL's non-mining operations started as service, support or ancillary functions for its mining operations. Several have grown to be stand-alone businesses that obtain a large part of their revenues from outside customers.

FAIRMONT SUPPLY COMPANY

Fairmont Supply Company, headquartered in Washington, Pennsylvania, is one of the largest general-line distributors of mining and industrial supplies in the United States. Fairmont Supply has more than 30 customer service centers nationwide. All Fairmont Supply sites are linked by computer to manage large inventories of name-brand parts, supplies and equipment, which helps reduce Fairmont Supply's distribution and product acquisition costs.

Fairmont Supply also provides integrated supply procurement and management services. Integrated supply procurement is a materials management strategy that utilizes a single, full-line distributor to minimize total cost in the MRO (maintenance, repair and operating) supply chain. Fairmont Supply offers value-added services including on-site stores management and procurement strategies.

In 1997, Fairmont Supply received ISO 9002 re-certification at its Wilmington, Delaware, Charleston, West Virginia and Parkersburg, West Virginia customer service centers as well as at its purchasing department in Washington, Pennsylvania. ISO 9002 is an international certification that provides independent verification that

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a company's operating, purchasing and other procedures meet a prescribed standard. The certification requires annual renewal. CONSOL believes that its ISO 9002 certification gives Fairmont Supply a marketing advantage because many customers require that their suppliers meet this standard.

Fairmont Supply provides mine supplies to CONSOL's mining operations. Approximately 26% of Fairmont Supply's sales in 1997 were made to CONSOL mines. Fairmont Supply also serves DuPont sites in the United States providing maintenance and repair services and operating supplies and equipment in a central location near each plant. About 32% of Fairmont Supply's revenues in 1997 were derived from sales made and services provided to DuPont, based on contract terms and conditions. See Note 21 of Notes to Consolidated Financial Statements.


Fairmont Supply operates under a Strategic Alliance Agreement with DuPont. Fairmont Supply provides various maintenance, repair and operating supplies to DuPont plant sites both in the United States and abroad. The products supplied are primarily valves, fittings, bearings, electrical products, safety products and miscellaneous industrial products. The majority of the products are shipped to 31 large plant sites in the United States with smaller volume shipments to approximately another 50 sites in the United States and abroad. Under the Strategic Alliance Agreement, Fairmont provides other material management services to 16 of the larger sites in the United States. The additional services may include a single source integrated supply program, "in-plant" delivery services, storeroom management, procurement services, and critical material inspection services. The specific programs are tailored to individual plant requirements and may vary from site to site. In 1998, DuPont was Fairmont Supply's second largest customer in sales volume. The terms of the Strategic Alliance Agreement are comparable to terms negotiated by Fairmont Supply with unaffiliated parties.

BALTIMORE TERMINAL

More than 90 million tons of coal have been shipped through CONSOL's exporting terminal in the Port of Baltimore during the terminal's 14 years of operation.


Constructed in the early 1980s at a cost of about $100 million, the terminal can either store coal or transload coal directly into vessels from rail cars. It is also one of the few terminals in the United States served by two railroads, Norfolk Southern and CSX Transportation. In 1997, 8 million tons of coal were shipped through the terminal. One half of the tonnage shipped was produced by CONSOL coal mines, the remainder by other coal producers through several coal trading companies. In 1998, about 33% of the revenue at the terminal was generated from coal that CONSOL shipped but that had been produced by others. The terminal has capacity to ship 18 million tons annually.

The terminal's berth has a depth of 50 feet, enabling the facility to handle larger ocean-going vessels. More than 1 million tons of coal can be stored on site, which gives the terminal the advantage of having coal available at the site for immediate loading onto ocean-going vessels or to provide blending capability.

NEPTUNE BULK TERMINAL

CONSOL also has a 19% interest in the Neptune Bulk Terminal located in Vancouver, Canada. The terms of the contract governing this joint venture permit CONSOL to transship its coal through the terminal at cost. CONSOL believes that this arrangement gives it a competitive advantage in selling coal mined from its Cardinal River operations.

RIVER OPERATIONS

CONSOL's river operations transport coal from CONSOL mines with river loadout facilities along the Monongahela River in northern West Virginia and southwestern Pennsylvania to customers along the Monongahela and Ohio rivers. The river operations employ five company-owned towboats and nearly 300

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


barges. Coal is towed directly to customers. In 1997, CONSOL transported 15 million tons of coal by river. Third-party shippers transported an additional
13.5 million tons of CONSOL's coal.

KELLOGG DOCK

Kellogg Dock is located in Moduc, Randolph County on the Mississippi River in southern Illinois. This facility transfers coal from CONSOL's Rend Lake Mine from railcars to barges. In 1997, 1 million tons were supplied by rail to the Kellogg dock and then transported to commercial river shippers.

ALICIA DOCK

Alicia Dock, located on the Monongahela River north of the Dilworth mine, is a new transshipment facility with design capacity of 6 million tons of coal per year and potential storage capacity for 0.2 million tons of coal. Coal is transferred from rail cars to barges for customers that receive coal on the river system. The facilities include a single-car rotary dump with a positioner, capable of handling an average of 25 cars per hour. The rail siding provides space for 105 cars on each side of the dumper. The Alicia Dock facility became operational in April 1997 and throughput was 1 million tons through the end of 1997.

ASH DISPOSAL

CONSOL operates an ash disposal facility on a 61-acre site in northern West Virginia to handle ash residues for coal customers that are unable to dispose of ash on-site at their generating facilities. This facility became operational in early 1994. The ash disposal facility can process 200 tons of material per hour.

CONSOL has a long-term contract with a cogeneration facility to supply coal and take the residual fly ash and bottom ash. The fly ash is transported to the disposal site by CONSOL-leased pressure differential rail cars. Bottom ash is sold locally for road construction and other purposes.

GAS OPERATIONS

CONSOL has a 50% interest in the Pocahontas Gas Partnership which engages in the production and transportation of commercial coalbed methane gases. The Pocahontas Gas Partnership recovers pipeline-quality coalbed methane from mining activities in southwestern Virginia and transports the gas to the interstate pipeline system. The production from the Pocahontas Gas Partnership was approximately 36 million cubic feet per day in 1997. CONSOL serves as operator of the Pocahontas Gas Partnership and as operator of an adjacent coalbed methane property. The total gas production supervised by CONSOL from these two ventures was 53 million cubic feet per day in 1997.


LEGAL PROCEEDINGS

CONSOL is subject to numerous legal proceedings in the ordinary course of its business. Except as described below, CONSOL does not believe that the outcome of any such legal proceedings, if adversely determined, would have a material adverse effect on its business, financial condition or results of operations.


On September 18, 1996, Union Electric, a Missouri corporation, commenced an action in the U.S. District Court for the Eastern District of Missouri against Consolidation Coal Company, an indirect wholly owned subsidiary of CONSOL, CONSOL, Inc., and CONSOL Energy Inc. alleging, among other things, breach of contract and asserting unjust enrichment claims against each defendant. The claims relate to a long-term coal supply contract originally entered into between Union Electric and Consolidation Coal Company on December 30, 1966. Union Electric claims that Consolidation Coal Company breached the contract by refusing to agree to price reductions in the per-ton price for coal when requested to do so by Union Electric under the

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

contract's gross inequities clause. The defendants dispute all of Union Electric's allegations and do not believe that Union Electric has suffered any gross inequity or is entitled to any relief under the contract. Union Electric has estimated its damages to be $124 million plus $66 million in interest. On August 31, 1998, CONSOL was awarded a summary judgment dismissing Union Electric's claims against it. Union Electric has appealed the court's order dismissing the suit.


CONSOL is engaged in a contract dispute with Cleveland Electric Illuminating Company, Duquesne Light Company, Ohio Edison Company, Pennsylvania Power Company and The Toledo Edison Company. CAPCO claims that CONSOL under the terms of the Mansfield Plant Coal Sales Agreement dated April 10, 1987 made improper adjustments to the coal price for certain labor, retirement and benefit costs. CAPCO claims that they were improperly assessed $40 million as a result of the price adjustments made by CONSOL. CONSOL has responded to CAPCO and has denied the claims. The agreement provides for resolution of disputes by arbitration. CONSOL has received a notice from CAPCO of its intention to submit the claims to arbitration.

AVAILABLE INFORMATION


CONSOL has filed with the Securities and Exchange Commission a registration statement in order to register the shares of common stock being offered under the Securities Act and the rules and regulations promulgated thereunder. This prospectus omits certain information contained in the registration statement and the exhibits and schedules thereto, and we sometimes refer you to the registration statement for further information with respect to us and the common stock. We have summarized the contents of contracts, agreements or other documents in this prospectus. Although we have disclosed all material elements of such contracts or documents required to be disclosed in this prospectus, we qualify each such disclosure in its entirety by reference to the copy of such contract or document filed as an exhibit to the registration statement.


You may inspect and copy the registration statement and all exhibits filed with the registration statement at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You also may obtain copies of such material from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements and other materials that are filed through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System. You may access this web site at http://www.sec.gov. We will apply to list our common stock on The New York Stock Exchange. Accordingly, our reports and other information also can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

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                                  REGULATION

The coal mining industry is subject to regulation by federal, state and local authorities on matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from the underground mining and the effects of mining on groundwater quality and availability. In addition, the utility industry is subject to extensive regulation regarding the environmental impact of its power generation activities which could affect demand for CONSOL's coal. The possibility exists that new legislation or regulations may be adopted which may have a significant impact on CONSOL's mining operations or its customers' ability to use coal and may require CONSOL or its customers to change their operations significantly or incur substantial costs.

Numerous governmental permits or approvals are required for mining operations. CONSOL believes all permits currently required to conduct its present mining operations have been obtained. CONSOL may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. All requirements imposed by any such authority may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, the activities of CONSOL may be more closely regulated. Such legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in equipment and operating costs to CONSOL and delays, interruptions or a termination of operations, the extent of which cannot be predicted.


CONSOL endeavors to conduct mining operations in compliance with all applicable federal, state and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations are not unusual in the industry and, notwithstanding compliance efforts, CONSOL does not believe such violations can be eliminated completely. None of the violations to date or the monetary penalties assessed have been material.

While it is not possible to quantify the costs of compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. It is estimated that CONSOL will make capital expenditures for environmental control facilities in the amount of approximately $4 million in 1998, as compared to $4 million and $5 million in 1996 and 1997, respectively. These costs are in addition to reclamation costs. Compliance with these laws has substantially increased the cost of coal mining, but is, in general, a cost common to all domestic coal producers.


MINE HEALTH AND SAFETY LAWS

Stringent safety and health standards have been imposed by federal legislation since 1969 when the Federal Coal Mine Health and Safety Act of 1969 was adopted. The Mine Health and Safety Act of 1969 resulted in increased operating costs and reduced productivity. The Federal Mine Safety and Health Act of 1977, which significantly expanded the enforcement of health and safety standards of the Mine Health and Safety Act of 1969, imposes comprehensive safety and health standards on all mining operations. Regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. The Mine Safety and Health Administration monitors compliance with these federal laws and regulations. In addition, as part of the Mine Health and Safety Act of 1969 and the Mine Safety and Health Act of 1977, the Black Lung Acts require payments of benefits by all businesses conducting current mining operations to coal miners with pneumoconiosis (black lung) and to certain survivors of a miner who dies from pneumoconiosis.

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

Most of the states in which CONSOL operates have state programs for mine safety and health regulation and enforcement. In combination, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee safety and health affecting any segment of the industry. Even the most minute aspects of mine operations, particularly underground mine operations, are subject to extensive regulation. This regulation has a significant effect on CONSOL's operating costs. However, CONSOL's competitors in all of the areas in which it operates are subject to the same degree of regulation.

One of CONSOL's goals is to achieve excellent health and safety performance as measured by accident frequency rates and other measures. CONSOL believes that attainment of this goal is inherently tied to the attainment of productivity and financial goals. CONSOL seeks to implement this goal by training employees in safe work practices; openly communicating with employees; establishing, following, and improving safety standards; involving employees in establishing safety standards; and recording, reporting and investigating all accidents, incidents and losses to avoid reoccurrences.


BLACK LUNG LEGISLATION

In order to compensate (1) miners who are totally disabled due to pneumoconiosis and (2) certain survivors of miners who died from the disease and who were last employed as miners prior to 1970 or where no responsible coal mine operator has been identified for claims where the miner's last coal employment was after December 31, 1969, the Black Lung Acts levied a tax on production of $1.10 per ton for deep-mined coal and $.55 per ton for surface-mined coal, but not to exceed 4.4% of the sales price. In addition, the Black Lung Acts provide that certain claims for which coal operators had previously been responsible will be obligations of the government trust funded by the tax. The Revenue Act of 1987 extended the termination date of the tax from January 1, 1996 to the earlier of January 1, 2014, or the date on which the government trust becomes solvent. For miners last employed as miners after 1969 who are determined to have contracted black lung, CONSOL self insures against potential cost using actuarial determined estimates of the cost of present and future claims. CONSOL's subsidiaries are also liable under state statutes for pneumoconiosis (black lung) claims.


In the past, legislation on black lung reform has been introduced, but not enacted, in Congress. It is possible that such legislation will be reintroduced. Such legislation could restrict the evidence that can be offered by a mining company, establish a standard for evaluation of evidence that greatly favors black lung claimants, allow claimants who have been denied benefits at any time since 1981 to refile their claims for consideration under the new law, make surviving spouse benefits significantly easier to obtain and retroactively waive repayment of preliminarily awarded benefits that are later determined to have been improperly paid. If this or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. There can be no assurance that such proposed legislation or other proposed changes in black lung legislation will not have an adverse effect on CONSOL.

The U.S. Department of Labor has issued proposed amendments to the regulations implementing the federal black lung laws which, among other things, establish a presumption in favor of a claimant's treating physician and limit a coal operator's ability to introduce medical evidence regarding the claimant's medical condition. If adopted, the amendments could have an adverse impact on CONSOL, the extent of which cannot be accurately predicted.

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WORKERS' COMPENSATION

CONSOL is required to compensate employees for work-related injuries. Several states in which CONSOL operates consider changes in workers compensation laws from time to time. Such changes, if enacted, could adversely affect CONSOL's financial condition and results of operation.

RETIREE HEALTH BENEFITS LEGISLATION

The Coal Industry Retiree Health Benefits Act of 1992 requires CONSOL to make payments to fund the cost of health benefits for CONSOL's and other coal industry retirees. As a result of a recent U.S. Supreme Court decision, CONSOL may be required to increase its share of such payments.

ENVIRONMENTAL LAWS

CONSOL is subject to various Federal environmental laws, including the federal Surface Mining Control and Reclamation Act of 1977, the Clean Air Act, the Clean Water Act, the federal Comprehensive Environmental Response, Compensation and Liability Act, and the federal Resource Conservation Recovery Act as well as state laws of similar scope in each state in which CONSOL operates. These environmental laws require permitting and/or approval of many aspects of coal mining operations, and to that end both federal and state inspectors regularly visit CONSOL's mines and other facilities to assure compliance. CONSOL has ongoing compliance and permitting programs to assure compliance with such Environmental Laws.

Given the retroactive nature of certain environmental laws, CONSOL has incurred and may in the future incur liabilities in connection with properties and facilities currently or previously owned or operated as well as sites to which it sent waste materials.

SURFACE MINING CONTROL AND RECLAMATION ACT

The Surface Mining Control and Reclamation Act establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of deep mining. The act requires that comprehensive environmental protection and reclamation standards be met during the course of and upon completion of mining activities. Permits for surface mining operations must be obtained from the federal Office of Surface Mining Reclamation and Enforcement or, where state regulatory agencies have adopted federally approved state programs under the act, the appropriate state regulatory authority. All states in which CONSOL's active mining operations are located have achieved primary jurisdiction for enforcement of the act through approved state programs.


The Surface Mining Control and Reclamation Act and similar state statutes, among other things, require that mined property be restored in accordance with specified standards and approved reclamation plans. The act requires CONSOL to restore the surface to approximate the original contours as contemporaneously as practicable with the completion of surface mining operations. The mine operator must submit a bond or otherwise secure the performance of these reclamation obligations. The earliest a reclamation bond can be released is five years after reclamation has been achieved. Some states, including Pennsylvania, impose on mine operators the responsibility for repairing or compensating for damage occurring on the surface as a result of mine subsidence, a consequence of longwall mining. In addition, the Abandoned Mine Lands Act, which is part of the Surface Mining Control and Reclamation Act, imposes a tax on all current mining operations, the proceeds of which are used to restore mines closed before 1977. The maximum tax is $.35 per ton on surface-mined coal and $.15 per ton on underground-mined coal.

CONSOL accrues for the costs of final mine closure, including the cost of treating mine water discharge where necessary, over the estimated useful mining life of the property and for current mine disturbance which will be reclaimed prior to final mine closure. The establishment of liability for the current disturbance and final mine

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

closure reclamation is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and production levels. The reclamation costs, mine-closing costs and other environmental liability accruals were $321 million at September 30, 1998. The amount that was included as an operating expense for the nine-month period ended September 30, 1998 was $7 million, while the related cash expense for such liability in such period was $22 million. Although CONSOL's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures, future operating results would be adversely affected if such accruals were later determined to be insufficient.


Under the Surface Mining Control and Reclamation Act, responsibility for unabated violations, unpaid civil penalties and unpaid reclamation fees of independent contract mine operators can be imputed to other companies which are deemed, according to the regulations, to have "owned" or "controlled" the contract mine operator. Sanctions against the "owner" or "controller" are quite severe and can include being blocked from receiving new permits and revocation of any permits that have been issued since the time of the violations or, in the case of civil penalties and reclamation fees, since the time such amounts became due. CONSOL is not aware of any currently pending or asserted claims relating to the "ownership" or "control" theories discussed above. However, there can be no assurance that such claims may or may not develop in the future.


CLEAN AIR ACT

The federal Clean Air Act and similar state laws, which regulate emissions into the air, affect coal mining and processing operations primarily through permitting and/or emissions control requirements. In addition, the U.S. Environmental Protection Agency has issued certain and is considering further regulations relating to fugitive dust and coal combustion emissions which could restrict CONSOL's ability to develop new mines or require CONSOL to modify its operations. In July 1997, the Environmental Protection Agency adopted new, more stringent National Ambient Air Quality Standards for particulate matter which may require some states to change existing implementation plans. These National Ambient Air Quality Standards are expected to be implemented by 2003. Because coal mining operations emit particulate matter, CONSOL's mining operations and utility customers are likely to be directly affected when the revisions to the National Ambient Air Quality Standards are implemented by the states. Regulations may restrict CONSOL's ability to develop new mines or could require CONSOL to modify its existing operations, and may have a material adverse effect on CONSOL's financial condition and results of operations.

The Clean Air Act also indirectly affects coal mining operations by extensively regulating the air emissions of coal-fueled electric power generating plants. The Clean Air Act requires reduction of sulfur dioxide emissions from electric power generation plants in two phases. Only certain facilities are subject to the Phase I requirements. By the year 2000, Phase II requires nearly all facilities to reduce such emissions. The affected utilities will be able to meet these requirements by switching to lower sulfur fuels, by installing pollution control devices such as scrubbers, by reducing electricity generating levels or by purchasing or trading so-called pollution "credits." Specific emissions sources receive these "credits" which utilities and industrial concerns can trade or sell to allow other units to emit higher levels of sulfur dioxide. In addition, the Clean Air Act requires a study of utility power plant emission of certain toxic substances and their eventual regulation, if warranted. The effect of the Clean Air Act cannot be completely ascertained at this time, although the sulfur dioxide emissions reduction requirement is projected generally to increase the demand for low-sulfur coal and potentially decrease demand for high sulfur coal.


The Clean Air Act also indirectly affects coal mining operations by requiring utilities that currently are major sources of nitrogen oxides in moderate or higher ozone nonattainment areas to install reasonably available control technology for nitrogen oxides, which are precursors of ozone. The Environmental Protection Agency recently announced a proposal that would require 22 eastern states to make substantial reductions in nitrogen oxide

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


emissions by the year 2003. The Environmental Protection Agency expects such states will achieve these reductions by requiring power plants to make substantial reductions in their nitrogen oxide emissions. This in turn will require power plants to install reasonably available control technology and additional control measures. Installation of reasonably available control technology and additional measures required under the Environmental Protection Agency proposal will make it more costly to operate coal-fired plants and, depending on the requirements of individual state implementation plans and the development of revised new source performance standards, could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future. Any reduction in coal's share of the capacity for power generation could have a material adverse effect on CONSOL's business, financial condition and results of operations. The effect such regulations, or other requirements that may be imposed in the future, could have on the coal industry in general and on CONSOL in particular cannot be predicted with certainty. No assurance can be given that the implementation of the Clean Air Act, the new National Ambient Air Quality Standards or any other future regulatory provisions will not materially adversely affect CONSOL's business, financial condition or results of operations.


Impact of the Framework Convention On Global Climate Change. The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. In the Kyoto Protocol, the signatories to the Framework Convention on Global Climate Change established a binding set of emissions targets for developed nations. The specific limits vary from country to country. Under the terms of Kyoto Protocol, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. The Clinton Administration signed the protocol in November 1998. Although the U.S. Senate has not yet ratified the Kyoto Protocol and no comprehensive regulations focusing on greenhouse gas emissions have been enacted, efforts to control greenhouse gas emissions could result in reduced use of coal if electric power generators switch to lower carbon sources of fuel. Such restrictions, if established through regulation or legislation, could have a material adverse effect on CONSOL's business, financial condition and results of operations.

CLEAN WATER ACT

The federal Clean Water Act affects coal mining operations by imposing restrictions on effluent discharge into waters. Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. CONSOL believes it has obtained all permits required under the Clean Water Act and that compliance with the Clean Water Act will not materially adversely affect its business, financial condition and results of operations. CONSOL has received several notices of violations from the Ohio Environmental Protection Agency at its Powhatan Mine No. 4, located near Clarington, Monroe County, Ohio. In September 1998, CONSOL entered into a settlement agreement with the Ohio Environmental Protection Agency and finalized a consent decree with the Ohio Environmental Protection Agency reflecting the resolution of outstanding issues. This settlement included a payment of $102,620 and a schedule to achieve compliance with its permit. CONSOL is meeting all Ohio Environmental Protection Agency requirements on the schedule set forth in the consent decree.

COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT

The Comprehensive Environmental Response, Compensation and Liability Act and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under the Comprehensive Environmental Response, Compensation and Liability Act, joint and several liability may be imposed on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Although waste substances generated by coal mining and processing are generally not regarded as hazardous substances for the purposes of the Comprehensive Environmental Response, Compensation and Liability Act, some products used by coal companies in operations, such as chemicals, and

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the disposal of such products, are governed by the statute. Thus, coal mines currently or previously owned or operated by CONSOL, and sites to which CONSOL sent waste materials, may be subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act and similar state laws. CONSOL has been, from time to time, the subject of administrative proceedings, litigation and investigations relating to environmental matters and has also been named as a potentially responsible party at several Superfund sites. CONSOL believes, based on various factors, that the liabilities associated with the Superfund sites should not have a material adverse effect on its financial condition or results of operations. However, there can be no assurances that CONSOL will not become involved in future proceedings, litigation or investigations or that such liabilities will not be material.

RESOURCE CONSERVATION RECOVERY ACT


The federal Resource Conservation Recovery Act affects coal mining operations by imposing requirements for the treatment, storage and disposal of hazardous wastes. Although many mining wastes are excluded from the regulatory definition of hazardous waste, and coal mining operations covered by the Surface Mining Control and Reclamation Act permits are exempted from regulation under the Resource Conservation Recovery Act by statute, the Environmental Protection Agency may consider the possibility of expanding regulation of mining wastes under the Resource Conservation Recovery Act. Such expansion could have a material adverse affect on CONSOL's results of operations and financial condition.

FEDERAL COAL LEASING AMENDMENTS ACT

Although CONSOL currently does not have mining operations on federal coal leases, mining operations on federal lands in the West are affected by regulations of the U.S. Department of the Interior. The Federal Coal Leasing Amendments Act of 1976 amended the Mineral Lands Leasing Act of 1920 which authorized the leasing of federal lands for coal mining. The Federal Coal Leasing Amendments Act increased the royalties payable to the U.S. Government for federal coal leases and required diligent development and continuous operations of leased reserves within a specified period of time. Regulations adopted by the U.S. Department of the Interior to implement such legislation could affect coal mining by CONSOL from federal leases if operations were developed on such leases.

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                                  MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names and ages at December 1, 1998, of the executive officers and directors of CONSOL Energy Inc. and certain executive officers of CONSOL Inc. and Consolidation Coal Company. Consolidation Coal Company is the principal operating subsidiary of CONSOL Energy Inc. and CONSOL Inc. is the direct holding company subsidiary of CONSOL Energy Inc. that provides executive, management and administrative services to CONSOL. No family relationship exists among these people. Executive officers are appointed by, and hold office at, the discretion of the Board of Directors of CONSOL Energy Inc., CONSOL Inc. and Consolidation Coal Company, respectively.

================================================================================================================

NAME                                            AGE                       POSITION
----------------------------------------------------------------------------------------------------------------
J. Brett Harvey............................     48    Director and President and Chief Executive Officer, CONSOL
                                                       and CONSOL Inc.
Ronald J. FlorJancic.......................     48    Executive Vice President -- Marketing, CONSOL Inc.
C. Wesley McDonald.........................     59    Executive Vice President -- Operations, CONSOL Inc.
Ronald E. Smith............................     50    Executive Vice President -- Engineering Services,
                                                       Environmental Affairs and Exploration, CONSOL Inc.
Dr. Rolf Zimmermann........................     54    Executive Vice President of CONSOL Inc. and Director,
                                                       CONSOL and CONSOL Inc.
Michael F. Nemser..........................     48    Vice President and Treasurer, CONSOL and Senior Vice
                                                       President -- Administration, CONSOL Inc.
Grayson G. Heard...........................     51    Senior Vice President -- Mining, Consolidation Coal Company
Benjamin M. Statler........................     47    Senior Vice President -- Mining, Consolidation Coal Company
Daniel L. Fassio...........................     51    Vice President and Secretary, CONSOL and Vice President,
                                                       General Counsel and Secretary of CONSOL Inc.
B. R. Brown................................     66    Director, CONSOL and CONSOL Inc.
Dr. Dieter Henning.........................     62    Director, CONSOL and CONSOL Inc.
Berthold Bonekamp..........................     48    Director, CONSOL and CONSOL Inc.
Bernd J. Breloer...........................     56    Director, CONSOL and CONSOL Inc.




J. BRETT HARVEY has been President, Chief Executive Officer and a Director of CONSOL since January 1998. Prior to joining CONSOL, Mr. Harvey served as the president and chief executive officer of PacifiCorp Energy Inc., a subsidiary of PacifiCorp, one of the country's largest electric utility companies, beginning in 1995. Between 1993 and 1995, Mr. Harvey was president and chief executive officer of both Interwest Mining Company and PacifiCorp Fuels. Mr. Harvey is a member of the Board of Directors of the National Mining Association, the National Coal Council, and the Utah Mining Association. He received a bachelor's degree in mining engineering from the University of Utah. He is a former director of the Wasatch Crest Mutual Insurance Company and has served on the Construction Board of the College of Eastern Utah.

RONALD J. FLORJANCIC has been Executive Vice President-Marketing of CONSOL Inc. since May 1995. He was Vice President-Supply and Distribution and Vice President-Sales from January 1992 to December 1993 and December 1993 to May 1995, respectively. From September 1982 to January 1992, he served as Vice President-Supply and Distribution for Consolidation Coal Company. Prior thereto, he served in a variety of operations and management positions. Mr. FlorJancic joined Consolidation Coal Company in 1974. He received a bachelor's degree in business and a master's degree in business administration, in each case magna cum laude, from Indiana University (Bloomington). Mr. FlorJancic completed the Emory University Executive Management Program in 1987.

C. WESLEY MCDONALD has been Executive Vice President--Operations of CONSOL Inc. since January 1992. He was employed by Consolidation Coal Company in June 1967, and held numerous operating and management positions from 1975 to 1981, including Vice President and Assistant to the President for Consolidation Coal Company from 1980 to 1981. He also served as Senior Vice President--Engineering, Exploration and Environmental Affairs from 1981 to 1982, Senior Vice President--Mining from 1982 to 1985 and Executive Vice President--Operations for Consolidation Coal Company from 1985 to 1992. Mr. McDonald received a bachelor's degree in mining engineering from the University of Alabama. He attended Harvard Business School's Program for Management Development. He was named a Distinguished Engineering Fellow in 1987 at the University of Alabama, and is a member of the Board of Directors, Capstone Engineering Society, College of Engineering, at the University. In addition, Mr. McDonald is former Chairman of the Mineral Engineering Advisory Committee, University of Alabama College of Engineering. He is also a member of the West Virginia University Visiting Committee, which advises the University on engineering program matters.

RONALD E. SMITH has been Executive Vice President--Engineering Services, Environmental Affairs & Exploration of CONSOL Inc. since April 1992. He joined Consolidation Coal Company in June 1969 and has held numerous operating and management positions, including Administrative Assistant to the Vice President--Tazewell Operations in 1981, Vice President and Assistant to the Executive Vice President in 1987 and Senior Vice President--Engineering Services, Environmental Affairs & Exploration for Consolidation Coal Company from April 1990 to January 1992. Mr. Smith received a bachelor's degree in mining engineering from Virginia Polytechnic Institute and was named a Distinguished Alumnus in 1998.

DR. ROLF ZIMMERMANN has been Executive Vice President of CONSOL Inc. since January 1999 and has been on the Board of CONSOL since November 1993, where he serves as a representative of Rheinbraun AG. In 1973, he served in the Corporate Planning Department of the oil refinery subsidiary of Rheinbraun A.G. He became Vice President and head of supply in 1985. He joined Rheinbraun AG in 1989 and was the head of Corporate Structure and Internal Audit Department until 1990. From 1990 to 1991, he was a member of the management board of a consulting firm established to prepare for the privatization of the East German lignite industry. In 1992, he became Senior Vice President of Rheinbraun and head of the Business Development, Corporate Structure and Information Processing Division. Mr. Zimmermann has received a master's degree (Diplom-Volkswirt) in Economics from Bonn University and holds a doctor's degree (Dr.rer.pol.) in Economics from Cologne University in Germany.

MICHAEL F. NEMSER has been Vice President and Treasurer for CONSOL since January 1992 and has been Senior Vice President--Administration for CONSOL Inc. since January 1, 1996. From January 1992 to January 1, 1996, he was Vice President and Treasurer for CONSOL Inc. Before joining CONSOL, Mr. Nemser was employed by DuPont from 1974 to 1987, and held a variety of positions in DuPont's Accounting, Finance, Textile Fibers, International and Polymer Products Departments. He received a bachelor's degree in economics from Hobart College and a master's degree of business administration degree from the Wharton School. Mr. Nemser is a past President of the Financial Executives Institute, Pittsburgh Chapter, a current member of the National Leadership Board of the Financial Executives Institute and Chairman of the Finance Advisory Board of the Duquesne University A.J. Palumbo School of Business.

GRAYSON G. HEARD has been Senior Vice President--Mining and a Director of Consolidation Coal Company since May 1985. He has been employed by Consolidation Coal Company since February 1970 and has held numerous operational and management positions. From 1980 until 1984, he was Vice President of Fairmont Operations. From 1984 until 1985 he was Vice President and Assistant to the Executive Vice President--Operations. Mr. Heard received a bachelor's degree in mining engineering from Penn State University. In 1996, he was honored as a Centennial Fellow of Penn State University.

BENJAMIN M. STATLER has been Senior Vice President--Mining and a Director of Consolidation Coal Company since September 1994. He has been employed by Consolidation Coal Company since February 1970 and has held numerous operational and management positions. He served as Vice President of Moundsville Operations from September 1983 to June 1994. From June 1994 until September 1994, he was Vice President and Assistant to the Executive Vice President of Consolidation Coal Company. Mr. Statler received a bachelor's degree in mining engineering from West Virginia University. He is a past director of the Executive Committee of the Society for Mining, Metallurgy & Exploration, Inc. (SME), Pittsburgh Chapter. In addition, he is past General Campaign Chairman of the United Way of the Upper Ohio Valley and has served on the Board of Directors of the Ohio Valley Medical Center, United Way, Wheeling Chamber of Commerce, and Wheeling Symphony. He is also a member of the West Virginia University Visiting Committee, which advises the University on engineering program matters.

DANIEL L. FASSIO has been Secretary for CONSOL and Vice President, General Counsel and Secretary of CONSOL Inc. since March 1994. He has been Vice President of CONSOL since November 1998. He joined Consolidation Coal Company in March 1981 as the Attorney for Consolidation Coal Company's former Eastern Region and subsequently served as Counsel and Senior Counsel to Consolidation Coal Company and CONSOL Inc. Prior to March 1981, he was a partner with Rose Schmidt & Dixon, a law firm in Pittsburgh, Pennsylvania. Mr. Fassio received bachelor's and master's degrees from the University of Virginia and a doctor of law degree from Samford University. Besides membership in the American Bar Association and the Pennsylvania Bar Association, Mr. Fassio is Chairman of the Lawyers Committee for the Bituminous Coal Operators Association and a Trustee of the Eastern Mineral Law Foundation.

B.R. BROWN has served as a Director of CONSOL since January 1992. Mr. Brown was the Chairman of the Board of Directors of CONSOL from January 1992 until January 1999. From January 1992 to January 1996, he served as CONSOL's President and Chief Executive Officer and has served in the Executive Office of Chairman of the Board from January 1, 1996. Mr. Brown joined Consolidation Coal Company in March 1977 as Executive Vice President. He served as President and Chief Operating Officer from November 1977 to September 1982, as Chairman and Chief Executive Officer from September 1982 to March 1987 and as President and Chief Executive Officer from March 1987 to January 1992 of Consolidation Coal Company. Prior to March 1977 Mr. Brown was employed by Conoco, including most recently as Senior Vice President -- Personnel. Mr. Brown serves as a Director of Remington Arms Co., Inc. He also serves as a Director and is Chairman of the Bituminous Coal Operators Association Negotiating Committee, is a past Chairman of the National Mining Association, a Director and former Chairman of the Coal Industry Advisory Board of the International Energy Agency and a Trustee of the Nature Conservancy. Mr. Brown holds honorary doctorates from several colleges, including Bluefield State College, Robert Morris College, Waynesburg College, and Wheeling College. He is a graduate of the University of Arkansas.

DR. ING. DIETER HENNING has been a member of the Board of CONSOL as a representative of Rheinbraun AG and on the Executive Committee of the Board of CONSOL since November 1994. He started as Superintendent Mine Operations at the former Frechen open cast mine of Rheinbraun AG in 1969. After various positions in the headquarters and mines of Rheinbraun AG, he was promoted to General Manager of the Hambach open cast mine in 1977. From 1990 to 1993 he served as Chairman of the Executive Board and Chief Executive Officer of the Lausitzer Braunkohle AG (LAUBAG), Senftenberg, the major company that was formed as a result of the privatization of the East-German lignite production. In 1993, he became Chairman of the Executive Board and

Chief Executive Officer of Rheinbraun AG and is a member of the Executive Board of RWE AG. Mr. Henning holds a degree (Diplom Ingenieur) in mine engineering from Clausthal Technical University in Germany. He holds a doctor's degree (Dr.- Ing.) in mining from Clausthal University and a honorary doctor's degree (Dr.- Ing.E.h.) from Aachen University.

BERTHOLD BONEKAMP has served on the Board of CONSOL as a representative of Rheinbraun AG since July 1998. He started at the Accounting Department of Rheinbraun AG in 1981. He held a variety of positions in the Rheinbraun Accounting Department and was promoted to Vice President and Division Head - Corporate Development, Organization and Information Processing in 1994. From 1995 to 1998 he served as Chairman of the Executive Board and Chief Executive Officer of RV Rheinbraun Handel und Dienstleistungen GmbH, Cologne, the trading and logistic services branch of the Rheinbraun group. In 1998 he became member of the Executive Board of Rheinbraun AG, where he serves as Executive Vice President - International Operations. Mr. Bonekamp holds a mechanical engineering degree from the Muenster College of Applied Science and holds a master's degree in business administration (Diplom-Kaufmann) from Muenster University in Germany.

BERND JOBST BRELOER was appointed to the Board of CONSOL in September 1998, where he serves as a representative of Rheinbraun AG. Mr. Breloer has held various executive positions in the RWE AG group's nuclear division. From 1988 to 1992 he served as Chairman of the Executive Board and as Chief Executive Officer of Nukem GmbH, the group's nuclear fuel cycle services entity. In 1993, he joined Rheinbraun AG, where he became member of the Executive Board with responsibility for the Finance and Accounting Division. Mr. Breloer holds a master's degree in business administration (Diplom-Kaufmann) from Muenster University in Germany.




Following the offering, CONSOL will have a Board of Directors consisting of the then current members of the Board of Directors and at least two other persons who will not be officers or directors of CONSOL or Rheinbraun.

The Board of Directors will appoint members to a compensation committee of the Board of Directors (the "Compensation Committee") and an audit committee of the Board of Directors (the "Audit Committee"). Both such committees will be comprised solely of independent directors. The Compensation Committee will establish remuneration levels for certain officers of CONSOL and perform such functions as may be delegated to it under certain benefit and executive compensation programs. The Audit Committee will select and engage the independent public accountants to audit CONSOL's annual financial statements. The Audit Committee will also review and approve the planned scope of the annual audit. The Board of Directors may from time to time establish certain other committees to facilitate the management of CONSOL.


DIRECTOR COMPENSATION

Each of Mr. Brown, Dr. Henning and Dr. Zimmermann received a retainer fee of $18,000 for serving as members of the Board of Directors for 1997. It is anticipated that directors who are not employees or officers of CONSOL or Rheinbraun or of any subsidiary of either of them will be paid an annual Board
membership fee of $   , an attendance fee of $   for each meeting of the Board
of Directors, and an annual fee of $   for service on any committee of the Board
of Directors.

EXECUTIVE COMPENSATION

The following table discloses the compensation awarded to or earned by Mr. Brown, William G. Karis, the former President and Chief Executive Officer of CONSOL, and the other four most highly compensated executive officers of CONSOL at December 31, 1997 whose annual salary plus other forms of compensation exceeded $100,000.


                                            SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                               ANNUAL COMPENSATION                 COMPENSATION
                                    ----------------------------------------   ----------------
         NAME AND                                                                                    ALL OTHER
                                                                   OTHER ANNUAL             LTIP       COMPEN-
    PRINCIPAL POSITION      YEAR      SALARY ($)    BONUS ($)    COMPENSATION ($)   PAYMENTS ($)    SATION ($)
------------------------   ------   ------------- ------------ ------------------- ------------- -------------
B.R. Brown                  1997             0       425,000                  0              0         558,000
Chairman of the Board
William G. Karis            1997       200,000       220,000                  0        255,000       3,530,387
President and
Chief Executive Officer
C. Wesley McDonald          1997       277,650       160,000                  0        300,000           9,600
Executive Vice President
Ronald J. FlorJancic        1997       193,650       185,000             75,000              0           9,600
Executive Vice President
Ronald E. Smith             1997       205,650       120,000                  0        202,500           9,600
Executive Vice President
Benjamin M. Statler         1997       181,860       120,000                  0        150,000           9,600
Senior Vice President


All other compensation for Mr. Brown includes $540,000 paid to Mr. Brown under a consulting agreement among Mr. Brown and CONSOL and CONSOL Inc. and a $18,000 retainer fee for serving as a Director of CONSOL. Mr. Brown performed the functions of CONSOL's Chief Executive Officer during the interim period between the resignation of Mr. Karis and the election of Mr. Harvey as CONSOL's President and Chief Executive Officer.

All other compensation for Messrs. McDonald, FlorJancic, Smith and Statler represents matching contributions to CONSOL's employee investment plan. Other annual compensation for Mr. FlorJanic represents an award payable in 1997 under CONSOL's Long-Term Incentive Plan but deferred at the election of Mr. FlorJancic.

Mr. Karis resigned as the President, Chief Executive Officer and a Director of CONSOL on August 31, 1997 to pursue other opportunities. All other compensation for Mr. Karis includes $3,510,587 accrued for payment to Mr. Karis under CONSOL's bonus and long-term compensation plan, severance policy, qualified retirement plan and vacation benefits. All other compensation also includes a $12,000 retainer fee for serving as a director and $7,800 in matching contributions to CONSOL's employee investment plan.

Long-Term Incentive Plan

Certain officers of CONSOL and its subsidiaries participate in a long-term incentive plan which is administered by the Vice President-Human Resources of CONSOL Inc. at the direction of the Chairman of the Board of Directors of CONSOL. The Board of Directors may adjust award targets to reflect certain extraordinary events, including strategic restructuring and new investments for capital expansion. The Board of Directors has the discretion to terminate, suspend, withdraw or modify the Long-Term Incentive Plan in whole or in part.

Awards under the Long-Term Incentive Plan are based on CONSOL's results of operations. Performance targets are tied to after tax operating income and operating cash flow. Awards under the Long-Term Incentive Plan are granted in units, each of which has a nominal value of $100. The awards have a three-year term and are payable in the third year. The target for the first year is the profit objective of CONSOL for that year. Years two and three are based upon targets stated in CONSOL's long-term business plan in place prior to the beginning of the award cycle. Awards may vary from 0% to 150% of the nominal value of the unit depending upon the targeted results of operations for CONSOL. For example, if the results of operations average 100% of the target for the relevant period, each unit would have a value of $100.00. If the results of operations average less than 100% of the target for the relevant period, each unit would have a value of $0.00. If the results of operations average 150% or more of the target for the relevant period, each unit would have a value of $150.00. A recipient may elect to receive payment when an award is earned or he may defer the payment of such award. Deferred awards accrue compounded interest at an annual rate equal to Moody's AAA 10-year municipal bond rate.

The following table provides certain information with respect to awards granted to Mr. Brown, Mr. Harvey and the other four most highly compensated executive officers of CONSOL Executive Officers during the year ended December 31, 1997.

                                           LONG-TERM INCENTIVE PLAN TABLE
                                                                    ESTIMATED FUTURE PAYOUTS UNDER NON-STOCK
                                                                               PRICE-BASED PLANS
                                                                    ------------------------------------------
                                                      PERFORMANCE
                                NUMBER OF            PERIOD UNTIL        THRESHOLD        TARGET       MAXIMUM
NAME                                UNITS          PAYOUT (YEARS)              ($)           ($)           ($)
-----------------------  ----------------   ---------------------   --------------  ------------  ------------
B.R. Brown                          7,100                       3                0       710,000     1,065,000

William G. Karis                        0                       -                -             -             -

C. Wesley McDonald                  1,700                       3                0       170,000       255,000

Ronald J. FlorJancic                2,000                       3                0       200,000       300,000

Ronald E. Smith                     1,400                       3                0       140,000       210,000

Benjamin M. Statler                 1,200                       3                0       120,000       180,000


1999 Equity Incentive Plan

General

CONSOL has adopted the 1999 Equity Incentive Plan (the "Plan"). A maximum of shares of common stock has been reserved for issuance under the Plan, generally subject to equitable adjustment upon the occurrence of any stock dividend, stock split, subdivision or consolidation.

Pursuant to the Plan, CONSOL may grant Stock Options (including "incentive stock options" and "nonqualified stock options"), stock appreciation rights ("SARs") (either in connection with stock options granted under the Plan or independently of options), performance awards and other stock- or cash-based awards ("Awards"). It is the intent of CONSOL that certain Awards under the Plan will satisfy applicable requirements of section 162(m) ("Section 162(m)") of the Code.

The Plan will be administered by the Compensation Committee. The Compensation Committee has full authority, subject to the provisions of the Plan and except with respect to nonemployee directors, to, among other things, determine the persons to whom Awards will be granted, determine the terms and conditions (including any applicable performance criteria) of such Awards, and prescribe, amend and rescind rules and regulations relating to the Plan.

Grants of Awards may be made under the Plan to selected employees of CONSOL and its present or future subsidiaries, in the discretion of the Compensation Committee.

Stock Options and Appreciation Rights

Stock options may be either "incentive stock options," as such term is defined in Section 422 of the Code, or nonqualified stock options. The exercise price per share of Class A common stock subject to an option may not be less than the fair market value of a share of common stock on the date of grant.

Stock Options and SARs will be exercisable at such times and upon such conditions as the Compensation Committee may determine, as reflected in the applicable Award agreement. The exercise period shall be determined by the Compensation Committee except that, in the case of an incentive stock option, such exercise period may not exceed ten years from the date of grant of such incentive stock option.

The Compensation Committee will set forth in the applicable Award agreement the treatment of stock options and SARs in the event that the employment of a participant is terminated.

Stock Awards

A Stock Award is an Award of the right to receive cash or common stock at a future date that may be subject to such restrictions on transferability and other restrictions as the Compensation Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including without limitation a specified period of employment or the satisfaction of preestablished performance goals), in such installments, or otherwise, as the Compensation Committee may determine. All other terms and conditions of Stock Awards will be set forth in the applicable Award agreement.

Performance Awards

The Performance Award component of the Plan provides for the payment of Awards to participants if, and only to the extent that, performance goals established by the Compensation Committee are met with respect to the appropriate applicable performance period. The Compensation Committee will establish performance goals expressed in terms of the achievement of one or more performance measures.

Certain Limitations

No participant in the Plan may be granted, in respect of any calendar year, Stock Options or SARs representing an aggregate of more than shares of common stock, Stock Awards covering or relating to more than shares of common stock or Performance Awards having an aggregate value determined on the date of grant in excess of $ .

Change in Control

Unless otherwise provided in an Award agreement, in the event of a "Change in Control" of CONSOL (as defined in the Plan), each unvested equity Award outstanding under the Plan will be vested.

Amendment and Termination

The Plan may, at any time and from time to time, be altered, amended, suspended, or terminated by the Board of Directors, in whole or in part, except that (i) no amendment or alteration that would adversely affect the rights of any participant under any Award previously granted to such participant shall be made without the consent of such participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of CONSOL to the extent such approval is required by applicable law.

Transferability

Except as otherwise determined by the Compensation Committee, awards granted under the Plan may not be transferred other than by will or by the laws of descent and distribution.


EMPLOYMENT AGREEMENTS

Employment Agreement With Mr. Harvey. J. Brett Harvey entered into an employment agreement with CONSOL and CONSOL Inc. on December 11, 1997. Under the terms of this contract, Mr. Harvey assumed his current positions as the President and Chief Executive Officer of both companies on January 1, 1998. The employment agreement terminates on December 31, 2002 unless it is terminated earlier. Mr. Harvey's employment will terminate if (1) he becomes disabled and would be eligible to receive disability benefits under CONSOL Inc.'s employee retirement plan, (2) if either party terminates the agreement or (3) for cause as determined by the Board of Directors of CONSOL at any time. If the agreement is terminated other than by CONSOL for cause or if Mr. Harvey resigns, Mr. Harvey will receive severance payments in an amount equal to any incentive compensation received in the preceding 12 months and his then current base salary. These amounts would be paid to Mr. Harvey until the end of the term of the employment agreement. In the event of termination for cause, Mr. Harvey's compensation and benefits terminate at the end of the month in which the notice of termination is given.

As compensation for his services during the term of the employment agreement, Mr. Harvey receives a yearly base salary of $390,000. He is entitled to participate in all incentive compensation programs for senior management of CONSOL Inc., including short-term and long-term incentive pay programs. He also is eligible for all employee benefit plans and policies applicable to CONSOL Inc. employees. For employee retirement plans purposes, Mr. Harvey will receive 11 years of additional service credit representing his years of employment at PacifiCorp, deducting from any such benefits amounts payable to him pursuant to any retirement or similar plans of PacifiCorp.

Mr. Harvey's employment agreement contains certain confidentiality and non-competition obligations. Mr. Harvey must keep CONSOL's non-public information confidential during the term of the employment agreement and for a period of 12 months after his termination. Mr. Harvey has agreed not to compete with the business of CONSOL for so long as he receives severance benefits under the terms of the employment agreement.

Consulting Arrangement With Mr. Brown. Mr. Brown entered into a consulting agreement with CONSOL Inc. on December 9, 1996 which terminated on June 30, 1998. CONSOL Inc. and Mr. Brown have agreed to continue this consulting arrangement on a month-to-month basis. Mr. Brown will receive a base consulting fee of $540,000 per year which will be paid in equal monthly installments. The base fee may be increased by the Board of Directors of CONSOL Inc.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

PURCHASE OF SHARES FROM DUPONT ENERGY

Indemnification Under Purchase Agreement. In November 1998, CONSOL purchased 51,139,156 shares of common stock from DuPont Energy for a purchase price of $500 million. The purchase of shares from DuPont Energy was completed pursuant to an agreement entered into in September 1998 among DuPont, DuPont Energy, Rheinbraun and CONSOL. Subject to certain limitations, DuPont agreed to indemnify Rheinbraun and CONSOL in respect of any losses incurred by Rheinbraun as a result of the purchase of shares from DuPont Energy, and 47% of any and all losses incurred by CONSOL and its subsidiaries arising or related to the period prior to the closing date of the purchase of shares from DuPont Energy with respect to the following:

   . environmental matters (including the failure to obtain any permits or to comply with laws governing the generation, handling, storage, transportation, disposal or remediation of hazardous material only to the extent these losses exceed $50 million),

   .  litigation, only to the extent losses then exceed $40 million

   .  taxes, and

   .  properties of Conoco or its mineral divisions.

Except for indemnification as to the mineral divisions of Conoco, DuPont is only obligated to indemnify CONSOL and Rheinbraun at such time that all losses exceed $20 million (calculated on a pre-tax basis). At that time, DuPont's indemnification will include the first $20 million of such losses. DuPont is obligated to indemnify CONSOL and Rheinbraun for liabilities arising out of the mineral division of Conoco on a dollar-for-dollar basis. In no event will DuPont's indemnification obligations in the aggregate exceed $500 million.

Registration Rights. In connection with the purchase of shares from DuPont Energy, DuPont and DuPont Energy agreed not to dispose of any of the remaining shares of common stock held by DuPont Energy (including securities issued in exchange for, in lieu of or as a dividend on such shares of common stock) during the 180 days after the closing date of the purchase of shares from DuPont Energy. After the 180 days, DuPont Energy will have the right to dispose of the shares

   . pursuant to registration rights previously granted to DuPont Energy under the Shareholders Agreement, or

   .  in a private sale or sales conforming to the Securities Act.

DuPont Energy may not, and DuPont will cause DuPont Energy not to, effect any public sale of shares during the seven days prior to and the 90 days after any underwritten registered financing by CONSOL has become effective or such longer period (not to exceed 180 days) as the underwriter may require consistent with customary practice.

The agreement provides that DuPont will have two demand registration rights at DuPont's expense prior to December 31, 2001.

PAYMENT OF DIVIDENDS

Prior to the closing of the purchase of shares from DuPont Energy, CONSOL paid a dividend of $60 million, an amount which approximates CONSOL's regular annual dividend based on 1998 results for the period elapsed prior to the payment of the purchase price of the shares. In December 1998, CONSOL paid an additional dividend of $20 million.

REGISTRATION RIGHTS

CONSOL and Rheinbraun A.G. and Rheinbraun US GmbH have entered into a Registration Rights Agreement that provides that, upon the request of Rheinbraun A.G. or Rheinbraun US GmbH, CONSOL will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of common stock (or any other securities issued with respect to such common stock). Rheinbraun will also have the right, subject to certain limitations, to include these securities in certain other registrations of securities initiated by CONSOL on its own behalf or on behalf of its other stockholders. CONSOL generally will be required to pay all out-of-pocket costs and expenses in connection with each such registration. Such registration rights will be assignable by Rheinbraun. The agreement contains customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification and contribution granted by the parties thereunder in connection with such a registration.

OTHER INFORMATION ABOUT RELATED PARTY TRANSACTIONS

See Note 3 of Notes to the Consolidated Financial Statements for information with respect to certain transactions between CONSOL and affiliates of CONSOL.

                            PRINCIPAL STOCKHOLDERS


The following table sets forth at February 4, 1999 certain information with respect to beneficial ownership of the common stock before and after the completion of the offering and the beneficial ownership of shares of Common Shares of RWE, A.G. (the "RWE Common Shares"). Except as indicated in the footnotes below, the persons in this table have sole voting and investment power with respect to all shares beneficially owned by them.


                                      ---------------------------------------------------------------------------
                                                            COMMON STOCK BENEFICIALLY OWNED
                                      ---------------------------------------------------------------------------
                                                    BEFORE THE                              AFTER THE
                                                     OFFERING                               OFFERING
                                      ------------------------------------     ----------------------------------
NAME AND ADDRESS(1)                         NUMBER              PERCENT            NUMBER             PERCENT
----------------------------------    ------------------     -------------     --------------      --------------
RWE, A.G.............................   54,403,357 (2)          94.3%            54,403,357            67.8%
Opernplatz 1
45128 Essen, Germany

E.I. du Pont de Nemours and Company      3,264,201 (3)           5.7%             3,264,201             4.1%
1007 Market Street
Wilmington, Delaware 19898

B.R. Brown...........................           --                --                     --              --

J. Brett Harvey......................           --                --                     --              --

C. Wesley McDonald...................           --                --                     --              --

Ronald E. Smith......................           --                --                     --              --

Benjamin M. Statler..................           --                --                     --              --

Ronald J. FlorJancic.................           --                --                     --              --

Dr. Dieter Henning...................           --                --                     --              --

Berthold Bonekamp....................           --                --                     --              --

Bernd Breloer........................           --                --                     --              --

Dr. Rolf Zimmerman...................           --                --                     --              --

All directors and executive
officers as a group (persons)........           --                --                     --              --

_____________________

(1) The address of the directors and executive officers of CONSOL is c/o CONSOL Inc., 1800 Washington Road, Pittsburgh, Pennsylvania 15241.

(2) Represents shares held of record by Rheinbraun A.G. and Rheinbraun U.S. GmbH, direct and indirect subsidiaries of RWE, A.G.

(3) Represents shares held of record by DuPont Energy, a wholly owned subsidiary of DuPont.

                        SHARES ELIGIBLE FOR FUTURE SALE


After the offering, CONSOL will have 80,267,559 shares of common stock outstanding. If the underwriters exercise their over-allotment option in full, CONSOL will have a total of 83,657,559 shares outstanding. All of the common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for shares acquired by certain of CONSOL's directors and senior officers. Rheinbraun, DuPont and certain of CONSOL's directors and senior officers have agreed not to sell or dispose of any common stock for a period of 180 days after the date of this prospectus, without J.P. Morgan Securities Inc.'s prior written consent. CONSOL can give no assurance concerning how long these parties will continue to hold their common stock after the offering. See "Risk Factors--Shares Eligible for Future Sale" and "Underwriting."

Any common stock held by one of CONSOL's affiliates will be subject to the resale limitations required by Rule 144 under the Securities Act of 1933. Rule 144 defines an affiliate as a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the issuer. After the offering, Rheinbraun will be an affiliate of CONSOL. Therefore, as long as Rheinbraun remains an affiliate, Rheinbraun may sell its common stock only:

   . pursuant to an effective registration statement under the Securities Act of 1933;

   .  in accordance with Rule 144; or

   .  pursuant to another exemption from registration.

Rheinbraun is not under any contractual obligation to retain its common stock, except during the 180-day period noted above.

In general, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of (1) 1% of the total number of shares of common stock then outstanding and (2) the average weekly trading volume of the common stock during the four weeks preceding the stockholder's required notice of sale. Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the volume limitation and notice requirements of Rule 144.

DuPont and Rheinbraun each is entitled to require CONSOL to register its shares for sale under the Securities Act of 1933 after the expiration of the 180-day period noted above. See "Risk Factors?Shares Eligible for Future Sale."

CONSOL cannot estimate the number of shares of common stock that may be sold pursuant to the above sale methods because such sales will depend on market prices, the circumstances of sellers and other factors.

Prior to this offering, there has been no market for the common stock. CONSOL can make no prediction about the effect, if any, that future sales of common stock or the availability of such shares for sale would have on the prevailing market price of the common stock. Nevertheless, future sales by CONSOL, Rheinbraun or DuPont of substantial amounts of common stock, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. In addition, sales and the perception of likely sales could impair CONSOL's ability to raise additional capital through the sale of additional common stock or other equity securities. See "Certain Relationships and Related Party Transactions--Registration Rights"

                         DESCRIPTION OF CAPITAL STOCK


CONSOL's authorized capital stock consists of 500,000,000 shares of common stock, $.01 par value per share. After giving effect to the offering, the issued and outstanding capital stock of CONSOL will consist of 80,267,558 shares of common stock (or 83,657,558 if the Underwriters' over-allotment option is exercised in full).

COMMON STOCK

As of February 1, 1999, there were 57,667,559 shares of common stock outstanding, which were held of record by three stockholders. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Cumulative voting of shares of common stock is prohibited, which means that the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors. Except as otherwise required by applicable law, a majority vote is sufficient for any act of stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of CONSOL, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable, and all of the shares of common stock offered hereby, when issued, will be fully paid and nonassessable. DuPont has the right to require CONSOL to effect the registration of its shares under the Securities Act in certain circumstances.

DELAWARE STATUTE

CONSOL is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that a corporation generally may not engage in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder. Section 203 applies unless:

     . prior to the time a stockholder becomes an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

     . on or after such date the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An "interested stockholder" is defined to include:

     . any person that is the owner of 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the relevant date; and

     .    the affiliates and associates of any such person.

Section 203 defines a business combination to include:

     . any merger or consolidation involving the corporation and the interested stockholder;

     . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     . certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     . any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     . the receipt by the interested stockholder of any loans, advances, guarantees, pledges or other financial benefits provided through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation during the three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203.


TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is.

                               TAX CONSIDERATIONS


The following is a general discussion of certain United States federal tax considerations applicable to the ownership and disposition of common stock by "Non-U.S. Holders." In general, a "Non-U.S. Holder" is a beneficial owner of common stock other than:

     .    a citizen or resident of the United States,

     . a corporation or partnership created or organized in the United States or under the laws of the United States or of any state,

     . an estate or partnership, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or

     . a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. fiduciaries have the authority to control all substantial decisions.

An individual may, subject to certain exceptions, be deemed a resident of the United States by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during the prior three year period ending in the current calendar year (counting for such purposes all days present in the current calendar year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year). The term "Non-U.S. Holder" does not include individuals who were United States citizens within the ten-year period immediately preceding the date of this Prospectus and whose loss of United States citizenship had as one of its principal purposes the avoidance of United States taxes.

The following summary deals only with common stock held as capital assets within the meaning of Section 1221 of the Internal Revenue Code and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, tax exempt organizations, or persons holding common stock as a part of a hedging or conversion transaction or a straddle. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code and Treasury regulations, administrative and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified with possible retroactive effect so as to result in federal income and estate tax consequences different from those discussed below.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.


DIVIDENDS

If dividends are paid on the common stock, these payments will be treated as dividends for United States federal income tax purposes to the extent of CONSOL's current or accumulated earnings and profits as determined under U.S. income tax principles. The portion of a payment that exceeds such earnings and profits will be treated as a return of capital to the extent of each Non-U.S. Holder's tax basis in the common stock. The portion of a payment that exceeds such earnings and profits and tax basis will be treated as a gain from the sale or other disposition of the common stock to the extent of such excess, with the tax consequences described below under ".Sale of Common Stock."

In general, any dividends (i.e., distributions to the extent of current or accumulated earnings and profits for United States federal income tax purposes) paid to a Non-U.S. Holder of common stock will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (1) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (2) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. For purposes of determining whether tax is to be withheld at a 30% rate or at a lower rate as prescribed by an applicable tax treaty, CONSOL will presume, consistent with currently effective Treasury Regulations, that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under United States Treasury regulations applicable to dividends paid after December 31, 1999, a Non-U.S. Holder of common stock would be required to satisfy applicable certification and other requirements in order to claim the benefits of an applicable tax treaty. Dividends effectively connected with a United States trade or business or attributable to a United States permanent establishment generally will not be subject to withholding tax (if the Non-U.S. Holder files certain forms, including IRS Form 4224, or any successor form, with the payor of the dividend) and generally will be subject to United States federal tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. In the case of a Non-U.S. Holder that is a corporation, such dividend income so connected or attributable may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of its effectively connected earnings and profits subject to certain adjustments) at a 30% rate (or a lower rate prescribed by an applicable income tax treaty).

A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.


SALE OF COMMON STOCK

In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain recognized upon the disposition of common stock unless:

     . the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either such case, the branch profits tax may also apply if the Non-U.S. Holder is a corporation),

     . in the case of a Non-U.S. Holder who is a nonresident alien individual and holds common stock as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United
          States,

     . the Non-U.S. Holder is subject to tax pursuant to the provisions of the United States tax law applicable to certain United States expatriates, or

     . subject to the exception discussed below, CONSOL is or has been a United States real property holding corporation for United States federal income tax purposes (which CONSOL believes that it is) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period.

If CONSOL is or becomes a United States real property holding corporation, gains realized upon a disposition of common stock by a Non-U.S. Holder that did not directly or indirectly own more than 5% of the common stock during the shorter of the periods described above generally would not be subject to United States federal income tax so long as the common stock was "regularly traded" on an established securities market (within the meaning of Section 897(c)(3) of the Internal Revenue Code and the Treasury regulations promulgated under such section) at the time of the disposition.


ESTATE TAX

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.


BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

CONSOL must report annually to the IRS the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting (other than reporting requirements described in the preceding paragraph) generally will not apply to dividends paid on common stock to a Non-U.S. Holder at an address outside the United States.

The payment of proceeds from the disposition of common stock to or through a United States office of a U.S. broker will be subject to information reporting and United States backup withholding unless the owner, under penalties of perjury, certifies among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a U.S. or non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from the disposition of common stock paid to or through a non-United States office of a U.S. broker, or a non-U.S. broker that is:

     .    a United States person,

     . a "controlled foreign corporation" for United States federal income tax purposes, or

     . a foreign person 50% or more of whose gross income for a specified three-year period is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                 UNDERWRITING


CONSOL and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters. Subject to certain conditions, each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.


UNDERWRITERS                                                                     -------------------
                                                                                   NUMBER OF SHARES
                                                                                 -------------------
J.P. Morgan Securities Inc..........................................
Merrill Lynch, Pierce, Fenner & Smith
       Incorporated.................................................
                                                                                          -----------
 Total..............................................................                       22,600,000
                                                                                          ===========

The underwriting agreement provides that if the underwriters take any of the shares set forth in the table above, then they must take all of these shares.
No underwriter is obligated to take any shares allocated to a defaulting underwriter except under the limited circumstances described in the underwriting agreement.

The underwriters are offering the shares of common stock, subject to the prior sale of such shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price set forth on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a
discount of up to $   per share from the initial public offering price.  Any
such securities dealers may resell shares to certain other brokers or dealers at
a discount of up to $   per share from the initial public offering price.  After
the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have the option to buy up to an additional 3,390,000 shares of common stock from CONSOL to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions that CONSOL will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                                                  PAID BY CONSOL
                                                                                             -----------------------
                                                                                               NO            FULL
                                                                                             EXERCISE      EXERCISE
                                                                                             --------      --------
Per share..................................................................................  $             $
Total......................................................................................  $             $

The underwriters may purchase and sell shares of common stock in the open market in connection with this offering. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or slowing a decline in the market price of the common stock while the offering is in progress. The underwriters may also impose a penalty bid, which means that an underwriter must repay to the other underwriters a portion of the underwriting discount received by it. An underwriter may be subject to a penalty bid if the representatives of the underwriters, while engaging in stabilizing or short covering transactions, repurchase shares sold by or for the account of that underwriter. These activities may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

CONSOL estimates that the total expenses of this offering, excluding
underwriting discounts and commissions, will be $   .

CONSOL has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

CONSOL, Rheinbraun, DuPont and certain directors and senior officers of CONSOL have agreed with the underwriters not to dispose of or hedge any of their common stock (or securities convertible into or exchangeable for shares of common stock) for a period of 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities Inc. This agreement does not apply to any of CONSOL's employee benefit plans existing on or outstanding as of the date of this prospectus.

At CONSOL's request, the underwriters have reserved shares of common stock for sale to certain directors, officers, employees and retirees of CONSOL who have expressed an interest in participating in the offering. CONSOL expects these persons to purchase no more than 5% of the common stock offered in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. The underwriters will offer unpurchased reserved shares to the general public on the same basis as the other offered shares.

CONSOL has applied to list the common stock on the New York Stock Exchange under the trading symbol "CNX."

There has been no public market for the common stock prior to this offering. CONSOL and the underwriters will negotiate the initial offering price. In determining the price, CONSOL and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

     .    the history of and prospects for the coal industry,

     .    an assessment of CONSOL's management;

     .    CONSOL's present operations;

     .    CONSOL's historical results of operations;

     .    the trend of CONSOL's revenues and earnings; and

     .    CONSOL's earnings prospects.

CONSOL and the underwriters will consider these and other relevant factors in relation to the prices of similar securities of generally comparable companies. Neither CONSOL nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial offering price.

The underwriters and their affiliates have in the past engaged in commercial and investment banking transactions with CONSOL and its affiliates in the ordinary course of business. They may continue to do so in the future.


                                 LEGAL MATTERS


The validity of the common stock will be passed upon for CONSOL by Thelen Reid & Priest LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.


                                    EXPERTS

The Consolidated Financial Statements of CONSOL as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein, and are included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                   GLOSSARY


Accessible Reserves. Coal adjacent to and accessible by an active mine and that is anticipated to be mined by that active mine but has not yet been assigned.
In some cases, accessible reserves can be accessed by more than one mine.

Assigned Reserves.  Coal that is designated to be mined by a specific mine.

Anthracite. The highest rank of economically usable coal with moisture content less than 15% by weight and heating value as high as 15,000 Btus per pound. It is jet black with a high luster. It is mined primarily in Pennsylvania.

Ash. Impurities consisting of iron, alumina and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

Bituminous Coal. The most common type of coal with moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus per pound. It is dense and black and often has well-defined bands of bright and dull material.

British Thermal Unit ("Btu"). A measure of the energy required to raise the temperature of one pound of water one degree Fahrenheit.

Coal Seam.  Coal deposits occur in layers.  Each such layer is called a "seam."

Continuous Mining. A form of underground room-and pillar mining, which involves the excavation of a series of "rooms" into the coal seam leaving "pillars" or columns of coal to help support the mine roof. A specialized cutting machine, the continuous miner, mechanizes the extraction procedure. Continuous miners tear the coal from the seam and load it onto conveyors or into shuttle cars in a continuous operation.

Longwall Mining. A form of underground mining in which two sets of parallel entries, which can be up to 1,000 feet apart, are joined together at their far ends by a crosscut, called the longwall. The longwall machine consists of a rotating drum that moves back and forth across the longwall. The loosened coal falls onto a conveyor for removal from the mine.

Metallurgical Coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as "met" coal, it possesses four important qualities: volatility, which affects coke yield; the level of impurities, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Met coal has a particularly high Btu, but low ash content.

Nitrogen Oxide (NO\\2\\). A gas formed in high temperature environments such as coal combustion. It is reported to contribute to ground level ozone and visibility degradation.

Preparation Plant. Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process has the added benefit of removing some of the coal's sulfur content.

Probable Reserves. Reserves for which quantity and/or quality are computed from information similar to that used for proved reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proved reserves, is high enough to assume continuity between points of observation.

Proved Reserves. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reserves. That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Scrubber (flue gas desulfurization unit). Any of several forms of chemical/physical devices which operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, which must then be removed for disposal.

Steam Coal. Coal used by power plants and industrial steam boilers to produce electricity or process steam. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

Subbituminous Coal. Dull, black coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight, and its heat content ranges from 7,800 to 9,500 Btus per pound of coal.

Sulfur. One of the elements present in varying quantities in coal. Sulfur dioxide (S0\\2\\) is produced as a gaseous by-product of coal combustion.

Tons. A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is 2,240 pounds; a "metric" ton is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

Unassigned Reserves. Coal that has not yet been designated for mining by a specific operation but is part of the proved and probable reserve reported by the company at year-end.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    PAGE
     Independent Auditors' Report.................................   F-2

     Consolidated Balance Sheets at December 31, 1996 and 1997....   F-3

     Consolidated Statements of Income for the Years Ended
      December 31, 1995, 1996 and 1997............................   F-5

     Consolidated Statements of Stockholders' Equity
      for the Years Ended December 31, 1995, 1996 and 1997........   F-6

     Consolidated Statements of Cash Flows for the Years
      Ended December 31, 1995, 1996 and 1997......................   F-7

     Notes to Consolidated Financial Statements...................   F-8

     Unaudited Consolidated Balance Sheets at December 31, 1997
      and September 30, 1998......................................  F-29

     Unaudited Consolidated Statements of Income for Nine Months
      Ended September 30, 1997 and 1998...........................  F-31

     Unaudited Consolidated Statement of Stockholders'
      Equity for the Nine Months Ended September 30, 1998.........  F-32

     Unaudited Consolidated Statements of Cash Flows for the
      Nine Months September 30, 1997 and 1998.....................  F-33

     Notes to Unaudited Consolidated Financial Statements.........  F-34

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
CONSOL Energy Inc.

We have audited the consolidated balance sheets of CONSOL Energy Inc. and subsidiaries (CONSOL) as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of CONSOL's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CONSOL at December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





Pittsburgh, Pennsylvania

February 15, 1998, except as to Note 22, as to which the date is _______,1999.


The foregoing report is the form that will be signed upon completion of the recapitalization described in Note 22.



                                                           ERNST & YOUNG LLP

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                            (DOLLARS IN THOUSANDS)


                                                                               ------------------------------------
                                                                                           AT DECEMBER 31,
                                                                               ------------------------------------
                                                                                        1996                   1997
                                                                               -------------             ----------
ASSETS
Current Assets
   Cash and Cash Equivalents.........................................             $   39,986             $   18,788
   Marketable Securities.............................................                354,273                114,829
   Accounts and Notes Receivable
      Trade..........................................................                269,659                252,901
      Related Parties (Note 3).......................................                  5,403                  6,305
      Other Receivables..............................................                 26,721                 23,392
   Inventories (Note 8)..............................................                132,677                140,724
   Deferred Income Taxes (Note 7)....................................                 80,939                 94,027
   Prepaid Expenses..................................................                 16,574                 19,273
                                                                                  ----------             ----------

      Total Current Assets...........................................                926,232                670,239

Property, Plant and Equipment (Note 9)
   Property, Plant and Equipment.....................................              4,351,574              4,506,797
   Less -- Accumulated Depreciation, Depletion and Amortization......              1,872,996              2,067,707
                                                                                  ----------             ----------
      Total Property, Plant and Equipment - Net......................              2,478,578              2,439,090

Other Assets
   Deferred Income Taxes (Note 7)....................................                198,334                201,270
   Advance Mining Royalties..........................................                143,139                131,079
   Other.............................................................                111,225                106,333
                                                                                  ----------             ----------
      Total Other Assets.............................................                452,698                438,682

      Total Assets...................................................             $3,857,508             $3,548,011
                                                                                  ==========             ==========

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                            (DOLLARS IN THOUSANDS)

                                                         ------------------------------
                                                                AT DECEMBER 31,
                                                         ------------------------------
                                                              1996                 1997
                                                         ---------           ----------
Liabilities and Stockholders' Equity
Current Liabilities
   Accounts Payable...............................      $  189,644           $  211,059
   Short-Term Notes Payable (Note 10).............          46,378               55,051
   Current Portion of Long-Term Debt..............          54,237                7,639
   Accrued Income Taxes...........................           2,770               13,581
   Other Accrued Liabilities (Note 13)............         275,173              305,596
                                                        ----------           ----------
      Total Current Liabilities...................         568,202              592,926

Long-Term Debt (Note 11)..........................         394,933              389,618

Deferred Credits and Other Liabilities
Postretirement Benefits Other Than
Pensions (Note 15)................................       1,084,617            1,082,061
Pneumoconiosis Benefits (Note 14).................         506,421              500,429
Mine Closing......................................         227,011              232,767
Workers' Compensation.............................         183,389              177,453
Reclamation.......................................          39,868               24,331
Other.............................................         274,091              245,661
                                                        ----------           ----------
      Total Deferred Credits and Other Liabilities       2,315,397            2,262,702

Stockholders' Equity
   Common Stock, $.01 Par Value; 500,000,000
    Shares Authorized; 108,806,714 Shares Issued
    and Outstanding...............................           1,088                1,088
   Capital in Excess of Par Value.................         801,916              801,916
   Retained Earnings Deficit......................        (224,028)            (500,239)
                                                        ----------           ----------
      Total Stockholders' Equity..................         578,976              302,765
                                                        ----------           ----------
      Total Liabilities and Stockholders' Equity..      $3,857,508           $3,548,011
                                                        ==========           ==========

The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                            (DOLLARS IN THOUSANDS)

                                                                      ----------------------------------------------
                                                                                  YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------------------
                                                                            1995              1996              1997
                                                                      ----------        ----------        ----------
Sales (Note 3)................................................        $2,269,211        $2,336,014        $2,285,197
Other Income (Note 4).........................................            45,024            60,940            64,441
                                                                      ----------        ----------        ----------
   Total Revenue..............................................         2,314,235         2,396,954         2,349,638

Costs of Goods Sold and
  Other Operating Charges.....................................         1,600,271         1,687,836         1,592,489
Selling, General and Administrative Expense...................            53,537            53,354            55,353
Depreciation, Depletion and Amortization......................           253,113           235,159           233,304
Interest Expense (Note 5).....................................            53,915            44,510            45,876
Taxes Other Than Income (Note 6)..............................           200,605           187,396           188,940
                                                                      ----------        ----------        ----------
   Total Costs................................................         2,161,441         2,208,255         2,115,962
                                                                      ----------        ----------        ----------

Earnings Before Income Taxes..................................           152,794           188,699           233,676
Income Taxes (Note 7).........................................            22,744            35,970            49,887
                                                                      ----------        ----------        ----------
   Net Income.................................................        $  130,050        $  152,729        $  183,789
                                                                      ==========        ==========        ==========

The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            (DOLLARS IN THOUSANDS)


                                                  ----------------------------------------------------------------------

                                                                   CAPITAL IN            RETAINED)                TOTAL)
                                                    COMMON      EXCESS OF PAR            EARNINGS)        STOCKHOLDERS')
                                                     STOCK              VALUE             DEFICIT)               EQUITY)
                                                 ---------      -------------            ---------        --------------
Balance December 31, 1994 (as
 previously reported).........................    $    100           $802,904            $(346,807)           $ 456,197

Recapitalization effected as an
 approximate 1,088 to 1 stock split...........         988               (988)                   -                    -
                                                  --------           --------            ---------            ---------

Balance December 31, 1994 (as adjusted).......       1,088            801,916             (346,807)             456,197

Net Income....................................           -                  -              130,050              130,050
Dividends.....................................           -                  -              (80,000)             (80,000)
                                                  --------           --------            ---------            ---------

Balance December 31, 1995.....................        1088            801,916             (296,757)             506,247

Net Income....................................           -                  -              152,729              152,729
Dividends.....................................           -                  -              (80,000)             (80,000)
                                                  --------           --------            ---------            ---------

Balance December 31, 1996.....................        1088            801,916             (224,028)             578,976

Net Income....................................           -                  -              183,789              183,789
Dividends.....................................           -                  -             (460,000)            (460,000)
                                                  --------           --------            ---------            ---------

Balance December 31, 1997.....................    $  1,800           $801,916            $(500,239)           $ 302,765
                                                  ========           ========            =========            =========

The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (DOLLARS IN THOUSANDS)

                                                                   ---------------------------------------------------
                                                                                    Year Ended December 31,
                                                                   ---------------------------------------------------
                                                                        1995                1996                  1997
                                                                   ---------           ---------             ---------
Cash Flow from Operations
   Net Income.............................................         $ 130,050           $ 152,729             $ 183,789
   Adjustments to Reconcile Net Income to Net Cash
      Provided by Operating Activities
         Depreciation, Depletion and Amortization.........           253,113             235,159               233,304
         (Gain) Loss on Sale of Assets....................             4,770             (13,959)              (13,134)
         Amortization of Advance Mining Royalties.........            12,994              22,809                14,617
         Deferred Income Taxes............................           (30,069)            (23,149)              (16,024)
   Changes in Operating Assets
         Accounts and Notes Receivable....................            39,322              (7,787)               19,185
         Inventories......................................           (36,015)             60,884                (8,997)
         Prepaid Expenses.................................           (15,928)              7,396                (2,699)
         Changes in Other Assets..........................            14,166               2,931                 4,892
   Changes in Operating Liabilities
         Accounts Payable.................................             2,115             (24,848)               22,562
         Other Operating Liabilities......................            16,631             (25,603)               39,222
         Changes in Other Liabilities.....................           (94,421)            (13,088)              (47,415)
   Other..................................................             1,562                (892)               (1,389)
                                                                   ---------           ---------             ---------
                                                                     168,240             219,853               244,124
                                                                   ---------           ---------             ---------
   Net Cash Provided by Operating Activities..............           298,290             372,582               427,913

Cash Flow From Investing Activities
   Capital Expenditures...................................          (179,022)           (169,367)             (200,617)
   Additions to Advance Mining Royalties..................            (4,469)             (5,444)               (6,119)
   Proceeds from Sales of Assets (Note 2).................            98,432              19,669                19,535
   Acquisitions (Note 2)..................................           (52,520)                  -                     -
   Changes in Marketable Securities -- Net................           (23,277)            (96,094)              239,444
                                                                   ---------           ---------             ---------
Net Cash Provided by (Used in)
   Investing Activities...................................          (160,856)           (251,236)               52,243

Cash Flow from Financing Activities
   Payments on Borrowings.................................           (60,805)            (39,254)              (41,354)
   Dividends Paid.........................................           (80,000)            (80,000)             (460,000)
                                                                   ---------           ---------             ---------
   Net Cash Used in Financing Activities..................          (140,805)           (119,254)             (501,354)
                                                                   ---------           ---------             ---------
Net (Decrease) Increase in Cash and
   Cash Equivalents.......................................            (3,371)              2,092               (21,198)

Cash and Cash Equivalents at Beginning of Period..........            41,265              37,894                39,986
                                                                   ---------           ---------             ---------

Cash and Cash Equivalents at End of Period................         $  37,894           $  39,986             $  18,788
                                                                   =========           =========             =========

The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies of CONSOL Energy Inc. and subsidiaries (CONSOL) is presented below. These, together with the other notes that follow, are an integral part of the consolidated financial statements.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of majority-owned subsidiaries. Investments in affiliates owned 20 percent to 50 percent are accounted for under the equity method. Investments in non-corporate joint ventures, for which CONSOL owns undivided interests in the assets and liabilities, are consolidated on a pro rata basis. Other securities and investments are carried at cost. All significant intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and in banks as well as all highly liquid short-term securities with a maturity of three months or less at the time of purchase. Overdrafts representing outstanding checks in excess of funds on deposit are classified as accounts payable.

MARKETABLE SECURITIES

Marketable securities are considered available-for-sale and consist primarily of financial instruments for which the yield (dividend or interest) is established periodically through a market auction mechanism. These investments are readily convertible to cash and are stated at cost plus accrued interest, which approximates fair value, due to the liquidity provided by the auction process. At December 31, 1997, these securities generally had no contractual maturity date but had yield reset periods of less than 30 days. During the three years ended December 31, 1997, all transactions in the portfolio were at par resulting in no realized gains or losses from the contractual yields.

INVENTORIES

Inventories are stated at the lower of cost or market.

Cost is determined by the last-in first-out (LIFO) method for 54% and 46% of coal inventories at December 31, 1996 and December 31, 1997, respectively. The cost of coal inventories not on LIFO is determined by the first-in, first-out
(FIFO) method. Coal inventory costs include labor, supplies, equipment costs, overhead, and other related costs. The cost of merchandise for resale is determined by the LIFO method. The cost of supplies inventory is determined by the average cost method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at cost. Expenditures, which extend the useful lives of existing plant and equipment, are capitalized. Interest costs applicable to major asset additions are capitalized during the construction period. Coal exploration costs are expensed as incurred. Development costs applicable to the opening of new coal mines and certain mine expansion projects are capitalized. Costs of additional mine

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


facilities required to maintain production after a mine reaches the production stage, generally referred to as "receding face costs," are expensed as incurred; however, the costs of additional airshafts and new portals are capitalized.

Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is credited or charged to income.

Depreciation of plant and equipment, including assets leased under capital leases, is provided on the straight-line method over their estimated useful lives or lease terms. Depletion of coal lands and amortization of mine development costs are computed using the units-of-production method over the estimated recoverable tons.

ADVANCE MINING ROYALTIES

Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advance payments are deferred and charged against income as the coal reserves are mined.

IMPAIRMENT OF LONG-LIVED ASSETS

Impairment of long-lived assets is recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. The carrying value of the assets are then reduced to their estimated fair value which is usually measured based on an estimate of future discounted cash flows.

INCOME TAXES

The provision for income taxes has been determined under Statement of Financial Accounting Standards No. 109, which requires use of the asset and liability approach to accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year and the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets where it is more likely than not that a deferred tax benefit will not be realized.

PNEUMOCONIOSIS BENEFITS

CONSOL is required by federal and state statutes to provide benefits to employees for awards related to coal workers' pneumoconiosis. CONSOL is self-insured for these benefits. Provisions are made for estimated benefits based on annual evaluations prepared by outside actuaries.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


MINE CLOSING COSTS

Estimated final mine closing and perpetual care costs are accrued over the productive life of mines on a units of production basis.

WORKERS' COMPENSATION

CONSOL is primarily self-insured for workers' compensation. Annual provisions are made for the estimated liability for awarded and pending claims.

RECLAMATION

Generally, CONSOL records a liability for the estimated costs to reclaim land as the acreage is disturbed during the ongoing surface mining process.

REVENUE RECOGNITION

Coal sales are recorded at contract prices when title passes to the customer. Generally, for domestic sales, this occurs when coal is loaded onto transportation vehicles at mine or offsite storage locations. For most export sales, this occurs when coal is loaded onto marine vessels at terminal locations. Industrial supplies and equipment sales are recorded when the products are shipped.

RECLASSIFICATIONS

Certain reclassifications of prior years' data have been made to conform to 1997 classifications.


NOTE 2 - ACQUISITIONS AND DISPOSITIONS

On December 1, 1995, CONSOL sold Reid Holding, Inc. and Oakwood Gathering, Inc. for $77,483. These operations consist mainly of coal bed methane reserve properties and gas collection facilities. The carrying amount of assets sold in connection with this sale amounted to $89,196 resulting in a pre-tax loss of $11,713. CONSOL continues to serve as operator for these companies, and retains certain rights for participation in future gas operations. The results of these operations were not material to the 1995 consolidated financial statement.

On November 20, 1995, CONSOL acquired the Greene Hill Coal Company from Realty Company of Pennsylvania, a coal reserve holding subsidiary of Pennsylvania Power & Light Company for $52,520. The acquisition included approximately 183 million clean recoverable tons of Pittsburgh seam coal in Greene County, Pennsylvania. This acquisition has been accounted for under the purchase method and accordingly, the purchase price has been allocated to the assets acquired, based on the fair values at the date of the acquisition. CONSOL's financial statements include the results of the acquisition on a consolidated basis effective November 20, 1995.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


NOTE 3 -- TRANSACTIONS WITH RELATED PARTIES

CONSOL is structured as a corporate joint venture owned 50% by E. I. du Pont de Nemours and Company (DuPont) and 50% by subsidiaries of RWE A.G. of Germany (collectively Rheinbraun). CONSOL sells coal to DuPont and Rheinbraun and industrial supplies to DuPont on a basis reflecting the market value of the products. Related party sales, which are included in Sales, were as follows:

                                                       =============================================================
                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------------
                                                                     1995                1996                   1997
                                                       ------------------     ---------------       ----------------
Coal sales...........................................            $ 37,921            $ 39,212              $ 39,406
Industrial supplies and equipment sales..............             102,645              89,232                98,855
                                                                 --------            --------              --------
Total Sales - Related Parties........................            $140,566            $128,444              $138,261
                                                                 ========            ========              ========

DuPont and CONSOL have entered into an annually renewable service agreement to provide each other with certain services and functions. Charges are based on each party's fully allocated cost as distributed to its own organizational units and are paid currently. Net amounts charged and credited under this agreement were not significant in 1995, 1996 or 1997.


NOTE 4 -- OTHER INCOME

                                                             =======================================================
                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------------------
                                                                      1995                1996                  1997
                                                             -------------        ------------         -------------
Interest income......................................             $17,994              $20,501               $22,618
Gain (loss) on disposition of assets.................              (4,770)              13,959                13,134
Service income.......................................               9,954                6,277                 5,702
Royalty income.......................................               8,095                9,758                13,338
Rental income........................................               4,778                6,020                 5,165
Other................................................               8,973                4,425                 4,484
                                                                  -------              -------               -------

Total Other Income...................................             $45,024              $60,940               $64,441
                                                                  =======              =======               =======

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


NOTE 5 -- INTEREST EXPENSE

                                                            =======================================================
                                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------------
                                                                     1995                1996                  1997
                                                            -------------        ------------         -------------
Interest on debt.....................................             $41,895             $34,505               $32,021
Interest on other payables...........................               9,630               7,742                 9,246
Non-cash interest accretion..........................               4,788               4,975                 6,425
Interest capitalized.................................              (2,398)             (2,712)               (1,816)
                                                                  -------             -------               -------

Total Interest Expense...............................             $53,915             $44,510               $45,876
                                                                  =======             =======               =======


Non-cash interest accretion includes interest accrued on perpetual care obligations which are stated at present values.

NOTE 6 -- TAXES OTHER THAN INCOME

                                                            =======================================================
                                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------------
                                                                     1995                1996                  1997
                                                            -------------        ------------         -------------
Production taxes.....................................            $118,160            $113,452              $121,969
Payroll taxes........................................              41,926              39,632                37,346
Property taxes.......................................              31,292              32,099                27,786
Other................................................               9,227               2,213                 1,839
                                                                 --------            --------              --------
Total Taxes Other Than Income........................            $200,605            $187,396              $188,940
                                                                 ========            ========              ========

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


NOTE 7  -- INCOME TAXES

Income taxes provided on earnings consisted of:

                                                            =======================================================
                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------------
                                                                     1995                1996                  1997
                                                            -------------        ------------         -------------
Current
  U.S. federal.......................................            $ 41,783            $ 50,533              $ 52,015
  U.S. state.........................................               6,446               5,928                 6,677
  Non-U.S............................................               4,584               2,658                 7,219
                                                                 --------            --------              --------
                                                                   52,813              59,119                65,911
Deferred
  U.S. federal.......................................             (30,750)            (19,288)              (14,001)
  U.S. state.........................................                (532)             (3,518)               (2,413)
  Non-U.S............................................               1,213                (343)                  390
                                                                 --------            --------              --------
                                                                  (30,069)            (23,149)              (16,024)
                                                                 --------            --------              --------

Total Income Taxes...................................            $ 22,744            $ 35,970              $ 49,887
                                                                 ========            ========              ========

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


The components of the net deferred tax asset are as follows:


                                                                 =============================================
                                                                                 DECEMBER 31,
                                                                 ---------------------------------------------
                                                                            1996                          1997
                                                                 ---------------               ---------------
DEFERRED TAX ASSETS
   Postretirement benefits other than pensions..............           $ 445,139                     $ 445,527
   Pneumoconiosis benefits..................................             201,456                       198,939
   Mine closing.............................................              94,938                        96,965
   Workers' compensation....................................              79,443                        78,273
   Alternative minimum tax..................................              48,479                        48,307
   Reclamation..............................................              17,030                        14,560
   Other....................................................             104,179                       111,677
                                                                       ---------                     ---------
Total Deferred Tax Assets...................................             990,664                       994,248

DEFERRED TAX LIABILITIES
   Property, plant and equipment............................            (655,117)                     (636,756)
   Advance mining royalties.................................             (41,232)                      (38,950)
   Other....................................................             (15,042)                      (23,245)
                                                                       ---------                     ---------

Total Deferred Tax Liabilities..............................            (711,391)                     (698,951)
                                                                       ---------                     ---------
Net Deferred Tax Asset......................................           $ 279,273                     $ 295,297
                                                                       =========                     =========

The following is a reconciliation, stated as a percentage of pretax income of the U.S. statutory federal income tax rate to CONSOL's effective tax rate:

                                                            =======================================================
                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------------
                                                                     1995                1996                  1997
                                                            -------------        ------------         -------------
Statutory U.S. federal income tax rate...............                35.0%               35.0%                 35.0%
Excess tax depletion.................................               (17.4)              (17.3)                (13.8)
Alternative fuel tax credit..........................                (6.3)                (.8)                 (1.2)
Net effect of state tax..............................                 2.5                  .8                   1.2
Net effect of foreign tax............................                  .1                 (.5)                  1.3
Other................................................                 1.0                 1.9                  (1.2)
                                                                    -----               -----                 -----
Effective Income Tax Rate............................                14.9%               19.1%                 21.3%
                                                                    =====               =====                 =====

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)



Foreign income before taxes totaled $14,507 in 1995, $10,273 in 1996 and $13,832 in 1997.


NOTE 8 -- INVENTORIES

                                                      =================================
                                                                DECEMBER 31,
                                                      ---------------------------------
                                                              1996                 1997
                                                      ------------         ------------
Coal.............................................         $ 43,399             $ 57,947
Merchandise for resale...........................           39,794               38,994
Supplies.........................................           49,484               43,783
                                                          --------             --------

Total Inventories................................         $132,677             $140,724
                                                          ========             ========

Replacement cost of coal inventories exceeded LIFO cost by $8,639 and $10,476 at December 31, 1996 and 1997, respectively.

Merchandise for resale is valued using the LIFO cost method. The excess of replacement cost of merchandise for resale inventories over carrying LIFO value was $6,216 and $6,261 at December 31, 1996 and 1997, respectively.


NOTE 9 -- PROPERTY, PLANT AND EQUIPMENT

                                                                          =================================
                                                                                    DECEMBER 31,
                                                                          ---------------------------------
                                                                                  1996                 1997
                                                                          ------------         ------------

Coal and surface lands.............................................         $1,421,795          $1,417,847
Plant and equipment................................................          2,559,522           2,681,224
Mine development and airshafts.....................................            370,257             407,726
                                                                            ----------          ----------
                                                                             4,351,574           4,506,797

   Less -- Accumulated depreciation, depletion and amortization....          1,872,996           2,067,707
                                                                            ----------          ----------
Net Property, Plant and Equipment..................................         $2,478,578          $2,439,090
                                                                            ==========          ==========

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)



NOTE 10 -- SHORT-TERM NOTES PAYABLE

CONSOL has commercial paper notes outstanding of $46,378 and $55,051 (net of discount of $122 and $114) at December 31, 1996 and 1997, respectively. The weighted average interest rate of the commercial paper notes outstanding was
5.60 and 6.26 percent with an average maturity of 18 and 14 days at December 31, 1996 and 1997, respectively.

CONSOL has a $199,500 senior revolving credit facility with several banks. This facility is used to support the commercial paper program. The term of this facility is 360 days renewable on a 360-day basis. In the aggregate, the total amount of funds borrowed under this facility and outstanding commercial paper cannot exceed $199,500. Borrowings under this revolving credit facility bear interest based on the London Interbank Offer Rate (LIBOR), the CD Rate, or the Prime Rate at CONSOL's option. Funds may be borrowed for periods of 1 to 360 days depending on the interest rate method. There were no borrowings under this facility at December 31, 1996 and 1997.


NOTE 11 - LONG-TERM DEBT
Long-term debt is as follows:

                                                                           =================================
                                                                                     DECEMBER 31,
                                                                           ---------------------------------
                                                                                   1996                 1997
                                                                           ------------         ------------
Baltimore Port Facility revenue bonds in series due 2010 and
   2011 at 6.50%.......................................................         102,865              102,865

Unsecured Debt
   Notes due 1997 at average of 7.32%..................................        $ 43,995             $      -
   Notes due 1999 at 7.88%.............................................          99,942               99,970
   Notes due 2002 at average of 8.28%..................................          66,000               66,000
   Notes due 2004 at 8.21%.............................................          45,000               45,000
   Notes due 2007 at 8.25%.............................................          44,755               44,771

       Variable rate note payable due at various dates through 2001....           4,340                3,709

       Advance royalty commitments.....................................          30,503               28,328

       Other long-term notes maturing at various dates through 2007....          11,571                6,614
                                                                               --------             --------

                                                                                448,971              397,257
Less amounts due in one year...........................................          54,038                7,639
                                                                               --------             --------

Total Long-Term Debt...................................................        $394,933             $389,618
                                                                               ========             ========

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


The Baltimore Port Facility revenue bonds are guaranteed by DuPont.

The variable rate note, advance royalty commitments, and the other long-term notes had an average interest rate of approximately 7.4% at December 31, 1996 and 7.5% at December 31, 1997. The bonds and notes are carried net of debt discount, which is being amortized by the interest method over the life of the issue.

Annual undiscounted maturities on long-term debt during the next five years are as follows:

               YEAR                                    AMOUNT
               ----                                    ------
               1998                                    $  7,639
               1999                                    $104,756
               2000                                    $  2,705
               2001                                    $  2,718
               2002                                    $ 68,212


NOTE 12 -- LEASES

CONSOL uses various leased facilities and equipment in its operations. Currently, no capital leases are in effect. Future minimum lease payments under operating leases at December 31, 1997, are as follows:

                                                        OPERATING
               YEAR                                      LEASES
               ----                                     ---------
               1998                                      $12,150
               1999                                        8,867
               2000                                        8,494
               2001                                        7,596
               2002                                        3,154
               Remainder                                  11,941
                                                         -------
                  Total minimum lease payments           $52,202
                                                         =======

Rental expense under operating leases was $16,271 in 1995, $15,589 in 1996 and $14,596 in 1997.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


NOTE 13 -- OTHER ACCRUED LIABILITIES

                                                                       =======================================
                                                                                     DECEMBER 31,
                                                                       ---------------------------------------
                                                                               1996                       1997
                                                                       ------------                -----------
Accrued payroll and benefits........................................       $ 45,063                   $ 41,559
Accrued other taxes.................................................         33,364                     35,133
Accrued royalties...................................................         12,851                     14,230
Accrued interest....................................................          7,217                      9,930
Other...............................................................         31,987                     34,122
Current portion of long-term liabilities
   Postretirement benefits other than pensions......................         59,700                     63,254
   Workers' compensation............................................         31,302                     33,213
   Reclamation......................................................         18,636                     20,221
   Salary retirement................................................          6,149                     20,013
   Mine closing.....................................................         17,389                     16,824
   Pneumoconiosis benefits..........................................         11,460                     10,982
   Other............................................................             55                      6,115
                                                                           --------                   --------
Total Other Accrued Liabilities.....................................       $275,173                   $305,596
                                                                           ========                   ========

NOTE 14 -- EMPLOYEE BENEFIT PLANS

PENSION PLANS

CONSOL has non-contributory defined benefit plans covering substantially all employees not covered by multi-employer retirement plans. The benefits for these plans are based primarily on years of service and employees' pay near retirement. CONSOL's funding policy is consistent with the funding requirements of federal law and regulations.

Net pension charges for defined benefit plans include the following components:

                                                                 ======================================================
                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------------------
                                                                           1995                1996                1997
                                                                 --------------       -------------        ------------
Service cost -- benefits earned during the period...........           $ 10,400            $ 12,556            $ 12,657
Interest cost on projected benefit obligation...............             13,508              14,418              15,107
Return on assets:
   Actual gain..............................................            (31,857)            (21,612)            (26,273)
   Deferred gain............................................             19,536               8,649              13,034
                                                                       --------            --------            --------
Net return on assets........................................            (12,321)            (12,963)            (13,239)
Amortization of net losses and prior service costs..........                771                 568               4,029
                                                                       --------            --------            --------

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


Net Pension Charges.........................................           $ 12,358            $ 14,579            $ 18,554
                                                                       ========            ========            ========

The status of these plans at December 31, 1996 and 1997 are as follows:

                                                                                         1996                 1997
                                                                                    ---------            ---------
                                                                                        TOTAL                TOTAL
                                                                                    ---------            ---------
Actuarial present value of
   Vested benefit obligation.............................................           $(142,609)           $(149,344)
                                                                                    ----------           ---------

Accumulated benefit obligation...........................................           $(163,305)           $(176,175)
                                                                                    =========            =========

Projected benefit obligation.............................................           $(220,643)           $(227,671)
Plan assets at fair value................................................             158,453              173,287
                                                                                    ---------            ---------

Projected benefit obligation in excess of assets.........................             (62,190)             (54,384)
Unrecognized net losses..................................................              46,500               30,324
Unrecognized prior service cost..........................................               2,787                2,434
                                                                                    ---------            ---------

Accrued pension cost(1)..................................................           $ (12,903)           $ (21,626)
                                                                                    =========            =========


______________________

(1) Accrued pension cost for plans where accumulated benefits exceed assets excludes the additional pension liability of $1,201 in 1996 and $551 in 1997 (included in Other Deferred Credits and Other Liabilities) needed to meet the minimum liability requirements.

The projected benefit obligation was determined using a discount rate of 7.25% in 1996 and in 1997. The assumed long-term rate of compensation increase was 5% in 1996 and in 1997. The assumed long-term rate of return on plan assets was 9% in all years. Plan assets consist principally of common stocks and U.S. government obligations.

                        UMWA PENSION AND BENEFIT TRUSTS

                     CONSOL ENERGY INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

                            (DOLLARS IN THOUSANDS)


Certain subsidiaries of CONSOL are required under the National Bituminous Coal Wage Agreement (NBCWA) of 1993 with the United Mine Workers of America (UMWA) to pay amounts to the UMWA Pension Trusts based principally on hours worked by UMWA represented employees. These multi-employer pension trusts provide benefits to eligible retirees through a defined benefit plan. Amounts charged to expense for these benefits were $7,166 in 1995, $6,441 in 1996 and $5,831 in 1997. The Employee Retirement Income Security Act of 1974 (ERISA) as amended in 1980, imposes certain liabilities on contributors to multi-employer pension plans in the event of a contributor's withdrawal from the plan. The withdrawal liability would be calculated based on the contributor's proportionate share of the plan's unfunded vested liabilities.

The Coal Industry Retiree Health Benefit Act of 1992 (The Act) created two multi-employer benefit plans: (1) the United Mine Workers of America Combined Benefit Fund (The Combined Fund) into which the former UMWA Benefit Trusts were merged, and (2) the 1992 Benefit Fund. CONSOL subsidiaries account for required contributions to these multi-employer trusts as expense when incurred.

The Combined Fund provides medical and death benefits for all beneficiaries of the former UMWA Benefit Trusts who were actually receiving benefits as of July 20, 1992. The Act provides for the assignment of beneficiaries to former employers and the allocation of unassigned beneficiaries (referred to as orphans) to companies using a formula set forth in The Act. The Act requires that responsibility for funding the benefits to be paid to beneficiaries be assigned to their former signatory employers or related companies. Amounts charged to expense for the Combined Fund were $22,730 in 1995, $25,828 in 1996 and $32,980 in 1997.

The 1992 Benefit Fund provides medical and death benefits to orphan UMWA-represented members eligible for retirement on February 1, 1993, and who actually retired between July 20, 1992 and September 30, 1994. Amounts charged to expense for the 1992 Benefit Fund were $1,855 in 1995, $3,269 in 1996 and $5,564 in 1997.

The UMWA 1993 Benefit Plan is a defined contribution plan that was created as the result of negotiations for the NBCWA of 1993. This plan provides health care benefits to orphan UMWA retirees who are not eligible to participate in the Combined Fund, the 1992 Benefit Fund, or whose last employer signed the NBCWA of 1993 and subsequently goes out of business. Contributions to the trust are fixed at ten cents per hour worked by UMWA represented employees. The NBCWA of 1993 specifies that benefits provided under this plan are only for the duration of the contract. Amounts charged to expense for the UMWA 1993 Benefit Plan were $956 in 1995, $857 in 1996 and $779 in 1997.

A new five-year labor agreement was reached in December 1997 and will be effective from January 1, 1998 through December 31, 2002. This agreement replaces the National Bituminous Coal Wage Agreement (NBCWA) of 1993.

                     CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


INVESTMENT PLAN

CONSOL has an Investment Plan available to all domestic, non-represented employees. CONSOL matches employee contributions for an amount up to 6% of the employee's base pay. Amounts charged to expense were $12,170 in 1995, $11,324 in 1996 and $11,372 in 1997.


LONG-TERM DISABILITY

CONSOL has a Long-Term Disability Plan available to all full-time salaried employees. The benefits for this plan are based on a percentage of monthly earnings, offset by all other income benefits available to the disabled. Liabilities (net of Plan Assets) included in Deferred Credits and Other Liabilities - Other amounted to $18,960 and $22,342 at December 31, 1996, and December 31, 1997, respectively. The liabilities were determined using a discount rate of 7.25% in 1996 and 1997. Amounts charged to expense were $1,740 in 1995, $2,988 in 1996 and $8,449 in 1997.


COAL WORKERS' PNEUMOCONIOSIS (CWP)

CONSOL is liable under the Federal Coal Mine Health and Safety Act of 1969, as amended, for medical and disability benefits to employees and their dependents resulting from occurrences of coal workers' pneumoconiosis disease. CONSOL is also liable under various state statutes for pneumoconiosis benefits. CONSOL provides for these claims through a self-insurance program.

CONSOL employs the projected unit credit method to determine the CWP liability and expense. Under this method, the costs determined by the actuarial study are being amortized over the employees' requisite service period. Actuarial gains and losses are being amortized over the remainder of the service life of the employees which approximates 15.4 years.

Coal Workers' Pneumoconiosis cost included the following components:

                                                                 =======================================================
                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------------------
                                                                            1995                1996                1997
                                                                 ---------------        ------------        ------------
Service cost................................................           $  7,661            $  8,971            $  7,128
Interest cost...............................................             21,030              20,436              16,075
 Amortization of actuarial gain.............................            (22,643)            (17,326)            (18,756)
                                                                       --------            --------            --------
Net Coal Workers' Pneumoconiosis Cost.......................           $  6,048            $ 12,081            $  4,447
                                                                       ========            ========            ========

CWP payments were $12,084 in 1995, $12,543 in 1996 and $10,928 in 1997.

                     CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


NOTE 15 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Certain subsidiaries of CONSOL provide medical and life insurance benefits to retired employees not covered by the Coal Industry Retiree Health Benefit Act of 1992. Substantially all employees may become eligible for these benefits if they have worked ten years and attained age 55. The associated plans are unfunded. The medical plan contains certain cost sharing and containment features, such as deductibles, coinsurance, health care networks and coordination with Medicare.

The following table sets forth the status of the plans, reconciled with amounts recognized in the consolidated balance sheet:

                                                                           ======================================
                                                                                        DECEMBER 31,
                                                                           --------------------------------------
                                                                                 1996                   1997
                                                                           ---------------          -------------
Accumulated Postretirement Benefit Obligation:
   Retirees.........................................................            $  667,352            $  697,540
   Fully eligible active plan participants..........................                60,432                66,845
   Other active plan participants...................................               180,942               190,766
                                                                                ----------            ----------
   Total accumulated postretirement obligation......................               908,726               955,151
   Unrecognized net reduction in prior service costs................                48,359                39,528
   Unrecognized net gain............................................               187,232               150,636
                                                                                ----------            ----------
      Total.........................................................             1,144,317             1,145,315

   Less current portion (included in Other Accrued Liabilities).....                59,700                63,254
                                                                                ----------            ----------
   Long-Term Liability..............................................            $1,084,617            $1,082,061
                                                                                ==========            ==========

The accumulated postretirement benefit obligation was calculated using a discount rate of 7.25% at December 31, 1996 and December 31, 1997.

Net Periodic Postretirement Benefit Cost included the following components:

                                                                 ========================================================
                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------------------------
                                                                       1995                 1996                1997
                                                                 ---------------        ------------        -------------
Service cost................................................           $  7,298           $   9,227            $  9,884
Interest cost...............................................             67,223              62,736              65,968
Other -- net................................................            (27,388)            (18,278)            (15,276)
                                                                       --------            --------            --------
Net Periodic Postretirement Benefit Cost....................           $ 47,133            $ 53,685            $ 60,576
                                                                       ========            ========            ========

                     CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


A 7.5% annual rate of increase in per capita cost of covered health care benefits was assumed for 1997, gradually decreasing to 4.5% in 2003, and remaining level thereafter. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rate by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $84,920 and increase the aggregate of the service and interest cost component of net periodic postretirement benefit cost for 1997 by $8,085.

The National Bituminous Coal Wage Agreement of 1993 included additional cost containment features, including increased deductibles, pre-certification requirements, and the implementation of a health care network, which reduced the obligation for future represented retirees. This plan amendment resulted in an unrecognized reduction in prior service cost of $49,459, which is being amortized over the average remaining years of service to full eligibility of those plan participants active at the date of the plan amendment. Effective July 1, 1994, the benefit plans for non-represented employees were changed similarly which reduced the obligation for current and future non-represented retirees. This plan amendment resulted in an unrecognized reduction in prior service cost of $24,153, which is being amortized over the average remaining years of service to full eligibility of those plan participants active at the date of the plan amendment.


NOTE 16 - OTHER INCOME STATEMENT INFORMATION

Research and development costs charged to expense aggregated $11,533 in 1995, $9,442 in 1996 and $9,484 in 1997.

Maintenance and repairs charged to expense aggregated $277,838 in 1995, $277,396 in 1996 and $281,820 in 1997.


NOTE 17 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash used in operating activities includes:

                                                                      --------------------------------------------------
                                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                                           1995               1996               1997
                                                                      --------------------------------------------------
Interest paid (net of amounts capitalized)..................            $48,937            $36,544            $33,031
Income taxes paid...........................................            $62,393            $64,547            $55,554

Cash dividends paid to stockholders amounted to $80,000 in 1995, $80,000 in 1996 and $460,000 in 1997.


NOTE 18 - CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

CONSOL markets steam coal, principally to electric utilities in the United States, Canada and Western Europe, and metallurgical coal to steel and coke producers worldwide. As of December 31, 1996 and 1997, accounts

                     CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


receivable from utilities were $134,711 and $137,857, respectively, and from steel and coke producers were $62,743 and $47,015, respectively. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Credit losses consistently have been minimal.

CONSOL is committed under several long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer.

Sales (including spot sales) to a major customer were $302,968 in 1995, $318,899 in 1996 and $357,605 in 1997. As of December 31, 1996 and 1997, accounts receivable from this customer were $35,146 and $31,818, respectively.

In 1995, 1996 and 1997, CONSOL U.S. operations had export sales, principally to Canadian and Western European customers, of $359,370, $357,854 and $325,544, respectively.


NOTE 19 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value due to the short maturity of these instruments.

Marketable securities The carrying value of marketable securities approximates fair value based on impending auction dates and routine trading at par value for those or similar investments.

Short-term notes payable The carrying amount reported in the balance sheet for short-term notes payable approximates its fair value due to the short-term maturity of these instruments.

Long-term debt The fair values of long-term debt are estimated using discounted cash flow analyses, based on CONSOL's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of financial instruments are as follows:

                                                    ======================================================================
                                                                                 DECEMBER 31,
                                                    ----------------------------------------------------------------------
                                                                1996                                    1997
                                                    ------------------------------          ------------------------------
                                                     CARRYING             FAIR               CARRYING              FAIR
                                                      AMOUNT              VALUE               AMOUNT               VALUE
                                                    ----------          ----------          ----------          ----------
Cash and cash equivalents.................          $  39,986           $  39,986           $  18,788            $  18,788
Marketable securities.....................          $ 354,273           $ 354,273           $ 114,829            $ 114,829
Short-term notes payable..................          $ (46,378)          $ (46,378)          $ (55,051)           $ (55,051)
Long-term debt............................          $(448,971)          $(470,023)          $(397,257)           $(420,215)

                     CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES

CONSOL has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary conduct of business. Such commitments are not at prices in excess of current market.

CONSOL is subject to various lawsuits and claims with respect to such matters as personal injury, damage to property, governmental regulations including environmental remediation, and other actions, arising out of the normal course of business. The costs of mine closing and reclamation are accrued over the productive life of the mine. In addition, CONSOL has accrued $3,275 in other liabilities for remediation of a waste disposal site. In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not materially affect CONSOL.

A public utility filed suit against CONSOL alleging breach of a long-term coal supply contract based upon CONSOL's refusal to agree to price reductions in the price for coal under the contract's "gross inequities" clause. Damages claimed, including interest, are approximately $190 million. Discovery is in progress, and the case is set for trial October 5, 1998. CONSOL is vigorously defending the suit. Management believes that the claims are without merit, and, accordingly, CONSOL has not accrued any liability associated with the action.

CONSOL received from a group of public utilities, two notices of intent to submit certain price disputes to arbitration pursuant to a 1987 coal sales contract. The notices claim that the utilities have been overcharged by approximately $40 million for coal under the price adjustment clause of the contract. In accordance with contract procedure, CONSOL submitted its response asserting that the price adjustments were made in conformity with the contract. The parties have not yet submitted their positions to an arbitrator. Management believes that the claims are without merit, and, accordingly, CONSOL has not accrued any liability associated with this proceeding.

A subsidiary has a long-term sales contract to supply coal to a group of public utilities. This contract was conditioned on the purchase of the subsidiary that will supply a portion of the contracted coal. By agreement between the parties, a portion of the amounts payable by the group of public utilities includes debt service (long-term debt and capital lease obligations) that the company is obligated to pay for the benefit of the group of public utilities, which has severally guaranteed to the holders the discharge of the long-term debt and capital lease obligations. Accordingly, that portion of the contract receivable has been assigned to reduce the unpaid amounts of long-term debt and capital lease obligations (which aggregated $81,189 at December 31, 1997), as such amounts are funded and guaranteed by, and are under the responsibility and control of, the group of public utilities.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

NOTE 21 - INDUSTRY SEGMENT INFORMATION

CONSOL conducts its operations through a coal segment and an industrial supplies and equipment segment. The principal business of the coal segment is the mining, preparation and marketing of steam coal, sold primarily to electric utilities, and metallurgical coal, sold to steel and coke producers. CONSOL's other segment markets industrial supplies and equipment through Fairmont Supply Company. Products are sold between segments on a basis reflecting the market value of the products.

Industry segment results for 1997 are:

                                              ========================================================================
                                                                   INDUSTRIAL
                                                                   SUPPLIES &
                                                    COAL           EQUIPMENT           ELIMINATION        CONSOLIDATED
                                              ----------           ---------           -----------        ------------
Sales - outside.....................          $2,029,095            $117,841            $      -           $2,146,936
Sales - related companies...........              39,406              98,855                   -              138,261
Intersegment transfers..............                   -              77,714             (77,714)                   -
                                              ----------           ---------           -----------        ------------

      Total Sales...................          $2,068,501            $294,410            $(77,714)          $2,285,197
                                              ----------           ---------           -----------        ------------

Earnings before income taxes........          $  232,395            $  1,281                               $  233,676
Income taxes........................              49,541                 346                                   49,887
                                              ----------           ---------                              ------------

Net Income..........................          $  182,854            $    935                               $  183,789
                                              ----------           ---------                              ------------

Identifiable assets.................          $3,480,303            $ 67,708                               $3,548,011
                                              ----------           ---------                              ------------
Depreciation, depletion and
   amortization.....................          $  232,225            $  1,079                               $  233,304
                                              ----------           ---------                              ------------
Additions to property, plant and
   equipment........................          $  201,907            $    526                               $  202,433
                                              ----------           ---------                              ------------

Industry segment results for 1996 are:

                                              ========================================================================
                                                                   INDUSTRIAL
                                                                   SUPPLIES &
                                                    COAL           EQUIPMENT           ELIMINATION        CONSOLIDATED
                                              ----------           ---------           -----------        ------------
Sales - outside.....................          $2,094,137            $113,433                   -           $2,207,570
Sales - related companies...........              39,212              89,232                   -              128,444
Intersegment transfers..............                   -              76,569             (76,569)                   -
                                              ----------           ---------           -----------        ------------

      Total Sales...................          $2,133,349            $279,234            $(76,569)          $2,336,014
                                              ----------           ---------           -----------        ------------

Earnings before income taxes........          $  185,367            $  3,332                               $  188,699

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

Income taxes........................              34,813               1,157                                   35,970
                                              ----------           ---------                              ------------

Net Income..........................          $  150,554            $  2,175                               $  152,729
                                              ==========           =========                              ============

Identifiable assets.................          $3,791,145            $ 66,363                               $3,857,508
                                              ==========           =========                              ============
Depreciation, depletion and
   amortization.....................          $  233,934            $  1,225                               $  235,159
                                              ==========           =========                              ============
Additions to property, plant and
   equipment........................          $  171,104            $    975                               $  172,079
                                              ==========           =========                              ============

Industry segment results for 1995 are:

                                              ========================================================================
                                                                   INDUSTRIAL
                                                                   SUPPLIES &
                                                 COAL              EQUIPMENT           ELIMINATION        CONSOLIDATED
                                              ----------           ---------           -----------        ------------
Sales - outside.....................          $2,019,439            $109,206                   -           $2,128,645
Sales - related companies...........              37,921             102,645                   -              140,566
Intersegment transfers..............                   -              77,604             (77,604)                   -
                                              ----------           ---------           -----------        ------------
      Total Sales...................          $2,057,360            $289,455            $(77,604)          $2,269,211
                                              ==========           =========           ===========        ============

Earnings before income taxes........          $  151,901            $    893                               $  152,794
Income taxes........................              22,414                 330                                   22,744
                                              ----------           ---------                              ------------

Net Income..........................          $  129,487            $    563                               $  130,050
                                              ==========           =========                              ============

Identifiable assets.................          $3,805,531            $ 66,447                               $3,871,978
                                              ==========           =========                              ============
Depreciation, depletion and
   amortization.....................          $  251,830            $  1,283                               $  253,113
                                              ==========           =========                              ============
Additions to property, plant and
   equipment........................          $  237,475            $  1,307                               $  238,782(1)
                                              ==========           =========                              ============

_____________
(1)  Includes $52,513 acquired from Greene Hill Coal Company.


NOTE 22 - SUBSEQUENT EVENT

     On ___________, 1999, the Board of Directors acted to recapitalize CONSOL with one class of common stock with a par value of $.01 per share and authorized 500 million shares. Upon the effective date of the recapitalization, 57,667,559 shares were issued in exchange for the Class A and Class B shares previously outstanding to effect an approximate 1,088 for 1 stock split.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

NOTE 23 - SUPPLEMENTAL COAL DATA (UNAUDITED)

                                                                          ==============================================

(Millions of Tons)                                                         1995                1996                1997
                                                                          ------              ------              ------
Proved and probable coal reserves at January 1*.............              4,956               5,072               5,063
Purchased reserves..........................................                191                 120                  10
Reserves sold in place......................................                (65)                (17)                (31)
Production..................................................                (71)                (72)                (73)
Revisions and other changes.................................                 61                 (40)               (193)
                                                                          ------              ------              ------
Proved and Probable Coal Reserves at December 31*...........              5,072               5,063               4,776
                                                                          ======              ======              ======

____________
* Proved and probable coal reserves are the equivalent of "demonstrated reserves" under the coal resource classification system of the U.S. Geological Survey. Generally, these reserves would be commercially minable at year-end prices and cost levels, using current technology and mining practices.

The coal reserves are located in nearly every major coal-producing region in North America. At December 31, 1997, 858 million tons were assigned to mines either in production or under development. The proved and probable reserves at December 31, 1997 include 4,020 million tons of steam coal, of which approximately 15 percent has a sulfur content equivalent to less than 1.2 pounds sulfur dioxide per million British thermal unit (Btu), and an additional 15 percent has a sulfur content equivalent to between 1.2 and 2.5 pounds sulfur dioxide per million Btu. The reserves also include 756 million tons of metallurgical coal, of which approximately 65 percent has a sulfur content equivalent to less than 1.2 pounds sulfur dioxide per million Btu, and the remaining 35 percent has a sulfur content equivalent to between 1.2 and 2.5 pounds sulfur dioxide per million Btu. A significant portion of this metallurgical coal can also serve the steam coal market.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                     UNAUDITED CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                           ==========================================================
                                                                               AT SEPTEMBER 30,
                                                             AT DECEMBER 31,               1998          PRO FORMA
                                                                        1997         HISTORICAL        (SEE NOTE 3)
                                                            ----------------    ---------------       -------------
Assets                                                                               (UNAUDITED)         (UNAUDITED)
Current Assets
   Cash and Cash Equivalents..............................      $   18,788           $   37,926         $   37,926
   Marketable Securities..................................         114,829               60,545             60,545
   Accounts and Notes Receivable
      Trade...............................................         252,901              288,394            288,394
      Related Parties.....................................           6,305                4,309              4,309
      Other Receivables...................................          23,392               23,971             23,971
   Inventories............................................         140,724              160,029            160,029
   Deferred Income Taxes..................................          94,027               92,105             92,105
   Prepaid Expenses.......................................          19,273               28,878             28,878
                                                                ----------           ----------         ----------
         Total Current Assets.............................         670,239              696,157            696,157

Property, Plant and Equipment
   Property, Plant and Equipment..........................       4,506,797            4,973,932          4,973,932
Less __ Accumulated Depreciation, Depletion and
Amortization..............................................       2,067,707            2,204,903          2,204,903
                                                                ----------           ----------         ----------
         Total Property, Plant and Equipment __ Net.......       2,439,090            2,769,029          2,769,029

Other Assets
   Deferred Income Taxes..................................         201,270              206,882            206,882
   Advance Mining Royalties...............................         131,079              125,377            125,377
   Other..................................................         106,333              191,784            191,784
                                                                ----------           ----------         ----------
         Total Other Assets...............................         438,682              524,043            524,043
                                                                ----------           ----------         ----------

         Total Assets.....................................      $3,548,011           $3,989,229         $3,989,229
                                                                ==========           ==========         ==========

The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                     UNAUDITED CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                          =============================================================
                                                                                 AT SEPTEMBER 30,
                                                             AT DECEMBER 31,                 1998          PRO FORMA
                                                                       1997            HISTORICAL        (SEE NOTE 3)
                                                          -----------------    ------------------    ----------------
Liabilities                                                                         (UNAUDITED)           (UNAUDITED)
Current Liabilities
   Accounts Payable.......................................     $  211,059           $  225,021          $  225,021
   Short-Term Notes Payable...............................         55,051              105,476             685,476
   Current Portion of Long-Term Debt......................          7,639              108,540             108,540
   Accrued Income Taxes...................................         13,581                5,279               5,279
   Other Accrued Liabilities..............................        305,596              329,456             329,456
                                                             ------------         ------------        ------------
      Total Current Liabilities...........................        592,926              773,772           1,353,772

Long-Term Debt............................................        389,618              321,887             321,887

Deferred Credits and Other Liabilities
   Postretirement Benefits Other Than Pensions............      1,082,061            1,222,716           1,222,716
   Pneumoconiosis Benefits................................        500,429              484,234             484,234
   Mine Closing...........................................        232,767              268,996             268,996
   Workers' Compensation..................................        177,453              215,094             215,094
   Reclamation............................................         24,331               17,902              17,902
      Other...............................................        245,661              257,166             257,166
                                                             ------------         ------------        ------------
      Total Deferred Credits and Other Liabilities........      2,262,702            2,466,108           2,466,108

Stockholders' Equity
   Common Stock, $.01 Par Value; 500,000,000
      shares authorized; Issued and outstanding,
      actual 108,806,714 shares; outstanding,
      pro forma 57,667,559 shares.........................          1,088                1,088                 577
   Capital in Excess of Par Value.........................        801,916              801,916             302,427
   Retained (Deficit).....................................       (500,239)            (375,542)           (455,542)
                                                             ------------         ------------        ------------
      Total Stockholders' Equity..........................        302,765              427,462            (152,538)
                                                             ------------         ------------        ------------
      Total Liabilities and Stockholders' Equity..........     $3,548,011           $3,989,229          $3,989,229
                                                             ============         ============        ============

The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                           ===================================================================
                                                                 CAPITAL IN        RETAINED            TOTAL
                                                  COMMON      EXCESS OF PAR        EARNINGS    STOCKHOLDERS'
                                                   STOCK              VALUE         DEFICIT           EQUITY
                                           -------------      -------------     -----------    ---------------
Balance December 31, 1997..............          $   1,088        801,916          (500,239)         302,765

Net Income.............................                 --             --           124,697          124,697
Dividends..............................                 --             --                --               --
                                                ----------     ----------        ----------        ---------
Balance September 30, 1998.............          $   1,088       $801,916         $(375,542)        $427,462
                                                ==========     ==========        ==========        =========

The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                            ==========================================
                                                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                                                            ------------------------------------------
                                                                                      1997                  1998
                                                                            -----------------         ----------------
                                                                                (UNAUDITED)              (UNAUDITED)
CASH FLOW FROM OPERATING
   Net Income........................................................             $ 119,884              $ 124,697
   Adjustments to Reconcile Net Income to Net Cash Provided by
      Operating Activities
         Depreciation, Depletion and Amortization....................               171,353                175,575
         (Gain) Loss on Sale of Assets...............................               (10,944)                (2,618)
         Amortization for Advance Mining Royalties...................                 9,651                 10,877
         Deferred Income Taxes.......................................                (8,228)                (3,690)
    Changes in Operating Assets......................................               (16,967)                (8,059)
    Changes in Other Assets..........................................                 1,728                   (207)
    Changes in Operating Liabilities.................................                 5,244                (36,895)
    Changes in Other Liabilities.....................................               (27,781)                 4,695
    Other............................................................                  (675)                (1,858)
                                                                                -----------            -----------
                                                                                    123,381                137,820
                                                                                -----------            -----------
    Net Cash Provided by Operating Activities........................               243,265                262,517

CASH FLOW FROM INVESTING ACTIVITIES
     Capital Expenditures............................................              (135,330)              (188,624)
     Additions to Advance Mining Royalties...........................                (5,083)                (5,068)
     Acquisition of R&P Coal Co. -- Net of Cash Acquired.............                    --               (100,410)
     Proceeds from Sale of Assets....................................                14,865                  6,394
     Changes in Marketable Securities -- Net.........................                50,698                 54,284
                                                                                -----------            -----------
     Net Cash Used in Investing Activities...........................               (74,850)              (233,424)
CASH FLOW FROM FINANCING ACTIVITIES
    Payments on Long-Term Notes......................................               (44,000)                    --
     Payments (Proceeds) on Borrowings...............................               (43,356)                (9,955)
                                                                                -----------            -----------
     Net Cash Used in Financing Activities...........................               (87,356)                (9,955)
                                                                                -----------            -----------
     Net (Decrease) Increase in Cash and Cash Equivalents............                81,059                 19,138

Cash and Cash Equivalents at Beginning of Period.....................                39,986                 18,788
                                                                                -----------            -----------

Cash and Cash Equivalents at End of Period...........................             $ 121,045              $  37,926
                                                                                ===========            ===========

The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)



NOTE 1 - BASIS OF PRESENTATION

The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to year-end audit adjustments. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2 - ACQUISITION

On September 22, 1998, CONSOL purchased 100% of the outstanding stock of the Rochester and Pittsburgh Coal Company (R&P) for $149,683. The acquisition has been accounted for as a purchase and, accordingly, the operating results of R&P have been included in the Company's consolidated financial statements since the date of acquisition. Pro forma revenues were $646,015 and $629,540 for the third quarter 1998 and 1997 respectively, and were $1,972,247 and $1,893,997 for the nine months ended September 30, 1998 and 1997 respectively. Pro forma net income would not materially change for these periods.

NOTE 3 - SUBSEQUENT EVENTS

On September 14, 1998, the Company entered into a definitive agreement to purchase 47,000 shares of Class A Common Stock from DuPont and affiliated companies at a price of $500,000. The closing of the transaction occurred on November 5, 1998. The Board of Directors agreed that prior to the closing, CONSOL would pay the pro rata annual dividend based on to-date results for the days of 1998 elapsed prior to the payment of the purchase price of the shares. The pro rata dividend of $59,677 was paid on November 5, 1998. On December 28, 1998, and additional dividend of $20,323 was paid, bringing the total dividends paid in 1998 to $80,000. The Company issued commercial paper in November 1998 in order to finance, together with other available funds, the purchase of the shares, the payment of the dividend and the acquisition of R&P and the refinancing of certain indebtedness incurred by R&P.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The estimated expenses in connection with the offering, all of which will be borne by CONSOL, are as follows:

      SEC Registration Fee......................................    $151,729.62
      Blue Sky Fees and Expenses................................              *
      Printing and Engraving Expenses...........................              *
      Legal Fees................................................              *
      Accounting Fees...........................................              *
      NASD Filing Fee...........................................         30,500
      Miscellaneous.............................................              *
                                                                      _________
        TOTAL...................................................      $       *

_____________

*To be completed by amendment.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  CONSOL's Certificate of Incorporation and By-Laws provide, in part, that CONSOL shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL").

  The DGCL permits Delaware corporations to indemnify their directors and officers against all reasonable expenses incurred in the defense of any lawsuit to which they are made parties by reason of being directors or officers, in cases of successful defense, and against such expenses in other cases, subject to specified conditions and exclusions. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or otherwise.

  The DGCL contains a provision eliminating the personal liability of a director to a corporation or its stockholders for monetary damages for breach of, or failure to perform, any duty resulting solely from his status as a director, except with respect to (a) a willful failure to deal fairly with the corporation or its stockholders where a director has a material conflict of interest, (b) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful, (c) a transaction yielding an improper personal profit, and (d) willful misconduct. The foregoing statute also is applicable to situations wherein a director has voted for, or assented to the declaration of, a dividend, repurchase of shares, distribution, or the making of a loan to an officer or director, in each case where the same occurs in violation of applicable law.

  CONSOL has purchased directors' and officers' liability insurance covering certain liabilities incurred by its directors in connection with the performance of their duties.

  The Underwriting Agreement filed herewith as Exhibit 1 contains provisions by which the Underwriters agree to indemnify CONSOL, each person who controls CONSOL within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended, each director of CONSOL and each officer of CONSOL who signs the Registration Statement with respect to information furnished in writing by the Underwriters for use in the Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  CONSOL has not issued securities during the prior three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 (a) Exhibits
     --------

     1         --   Form of Underwriting Agreement between CONSOL, J.P. Morgan &
                    Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated as Representatives of the several
                    Underwriters.*

     3.1       --   Certificate of Incorporation of CONSOL.*

     3.2       --   By-Laws of CONSOL.*

     4.1       --   Specimen Common Stock Certificate.*

     5         --   Opinion of Thelen Reid & Priest LLP regarding legality.*

     10.1      --   Senior Revolving Loan Agreement dated as of December 23,
                    1993, between Consolidation Coal Company and Morgan Guaranty
                    Trust Company of New York for a maximum principal amount at any one time outstanding not to exceed $25,000,000

     10.2      --   First Amendment to Senior Revolving Loan Agreement dated as of November ___, 1994, between Consolidation Coal Company and Morgan Guaranty Trust Company of New York

     10.3      --   Second Amendment to Senior Revolving Loan Agreement dated as of October 1, 1995, between Consolidation Coal Company and
                    Morgan Guaranty Trust Company of New York

     10.4      --   Third Amendment to Senior Revolving Loan Agreement dated as of December 14, 1995, between Consolidation Coal Company and
                    Morgan Guaranty Trust Company of New York

     10.5      --   Fourth Amendment to Senior Revolving Loan Agreement dated as of March 1, 1996, between Consolidation Coal Company and
                    Morgan Guaranty Trust Company of New York

     10.6      --   Fifth Amendment to Senior Revolving Loan Agreement dated as of December 2, 1997, between Consolidation Coal Company and
                    Morgan Guaranty Trust Company of New York

     10.7      --   Sixth Amendment to Senior Revolving Loan Agreement dated as of October 29, 1998, between Consolidation Coal Company and
                    Morgan Guaranty Trust Company of New York

     10.8      --   Seventh Amendment to Senior Revolving Loan Agreement dated as of January 19, 1999, between Consolidation Coal Company and Morgan Guaranty Trust Company of New York

     10.9      --   Senior Revolving Loan Agreement, dated as of October 29,
                    1998, between Consolidation Coal Company and First National
                    Bank of Chicago for a maximum principal amount at any one time outstanding not to exceed $100,000,000

     10.10     --   Note issued by Consolidation Coal Company in the aggregate principal amount of $100,000,000

     10.11     --   Parent Guaranty, dated November 13, 1998, from CONSOL Energy
                    Inc. and CONSOL Inc. to First National Bank of Chicago

     10.12     --   Significant Subsidiary Guaranty, dated November 13, 1998, to
                    First National Bank of Chicago

     10.13     --   Subordination Agreement, dated November 13, 1998, among
                    CONSOL Energy Inc, and certain subsidiaries of CONSOL Energy
                    Inc. for the benefit of the First National Bank of Chicago


     10.14     --   Share Purchase Agreement, dated September 14, 1998, among
                    E.I. DuPont De Nemours and Company, DuPont Energy Company,
                    Rheinbraun A.G. and CONSOL Energy Inc.

     10.15     --   Amendatory Amendment No. 3, dated October 1, 1997, to the
                    Shareholders Agreement, dated December 6, 1991, as amended


     10.16     --   Amendatory Amendment No. 4, dated September 14, 1998, to the
                    Shareholders Agreement, dated December 6, 1991, as amended


     10.17     --   Consulting Agreement dated as of February 1, 1999, between
                    CONSOL Inc. and B.R. Brown

     10.18     --   Employment Agreement dated December 11, 1997, between CONSOL
                    Inc. and J. Brett Harvey

     11        --   Statement regarding computation of per share earnings.*

     21        --   Subsidiaries of CONSOL.*

     23.1      --   Consent of Ernst & Young LLP.

     23.2      --   Consent of Thelen Reid & Priest LLP (included as part of
                    Exhibit 5 above).*

     24        --   Power of Attorney.+

     27        --   Financial data schedule.+

 (b)  Schedules
      ---------

      No schedules are required to be presented by CONSOL pursuant to Regulation S-X in connection with the filing of this Registration Statement.

_________________________________

*To be filed by amendment.

+Filed previously.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pittsburgh, Pennsylvania on February 4, 1999.


                                    CONSOL ENERGY INC.


                                    By: /s/ J. Brett Harvey
                                        -------------------------------------
                                        J. Brett Harvey,
                                        President and Chief Executive Officer



   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                Name                                            Title                                 Date
                ----                                            -----                                 ----
*
-------------------------------------              Director                                     February 4, 1999
B. R. Brown

/s/ J. Brett Harvey                                President and Chief Executive                February 4, 1999
-------------------------------------
J. Brett Harvey                                    Officer and Director (Principal
                                                   Executive Officer)

*                                                  Vice President and Treasurer                 February 4, 1999
-------------------------------------
Michael F. Nemser                                  (Principal Financial Officer)

*                                                  Vice President and Controller                February 4, 1999
-------------------------------------
William J. Lyons                                   (Principal Accounting Officer)

*                                                                                               February 4, 1999
-------------------------------------              Director
Dr. Dieter Henning

*                                                                                               February 4, 1999
-------------------------------------              Director
Berthold Bonekamp


*                                                                                               February 4, 1999
-------------------------------------              Director
Bernd J. Breloer

                Name                                     Title                     Date
                ----                                     -----                     ----
*                                                        Director            February 4, 1999
-------------------------------------
Dr. Rolf Zimmermann



*By:/s/ Daniel L. Fassio                                                     February 4, 1999
    Daniel L. Fassio,
    As Attorney-In-Fact

                               INDEX TO EXHIBITS


Exhibit
Number           Document                                                                               Page
------           --------                                                                               ----
  10.1     --    Senior Revolving Loan Agreement dated as of December 23, 1993, between Consolidation Coal Company and Morgan Guaranty Trust
                 Company of New York for a maximum principal amount at any one time outstanding not to exceed  $25,000,000.....................................

  10.2     --    First Amendment to Senior Revolving Loan Agreement dated as of
                 November ___, 1994, between Consolidation Coal Company and Morgan
                 Guaranty Trust Company of New York..........................................

  10.3     --    Second Amendment to Senior Revolving Loan Agreement dated as of
                 October 1, 1995, between Consolidation Coal Company and Morgan
                 Guaranty Trust Company of New York..........................................

  10.4     --    Third Amendment to Senior Revolving Loan Agreement dated as of
                 December 14, 1995, between Consolidation Coal Company and Morgan
                 Guaranty Trust Company of New York .........................................

  10.5     --    Fourth Amendment to Senior Revolving Loan Agreement dated as of March 1, 1996, between Consolidation Coal Company and Morgan
                 Guaranty Trust Company of New York..........................................

  10.6     --    Fifth Amendment to Senior Revolving Loan Agreement dated as of December 2, 1997, between Consolidation Coal Company and Morgan
                 Guaranty Trust Company of New York .........................................

  10.7     --    Sixth Amendment to Senior Revolving Loan Agreement dated as of October 29, 1998, between Consolidation Coal Company and Morgan
                 Guaranty Trust Company of New York .........................................

  10.8     --    Seventh Amendment to Senior Revolving Loan Agreement dated as of January 19, 1999, between Consolidation Coal Company and Morgan
                 Guaranty Trust Company of New York .........................................

  10.9     --    Senior Revolving Loan Agreement, dated as of October 29, 1998, between
                 Consolidation Coal Company and First National Bank of Chicago for a maximum principal amount at any one time outstanding not to exceed
                 $100,000,000 ...............................................................

  10.10    --    Note issued by Consolidation Coal Company in the aggregate principal amount of $100,000,000 .....................................................

  10.11    --    Parent Guaranty, dated November 13, 1998, from CONSOL Energy Inc. and CONSOL
                 Inc. to First National Bank of Chicago .....................................

  10.12    --    Significant Subsidiary Guaranty, dated November 13, 1998, to First National
                 Bank of Chicago ............................................................

  10.13    --    Subordination Agreement, dated November 13, 1998, among CONSOL Energy Inc, and certain subsidiaries of CONSOL Energy Inc. for the benefit of the First
                 National Bank of Chicago....................................................

  10.14    --    Share Purchase Agreement, dated September 14, 1998, among E.I. DuPont De
                 Nemours and Company, DuPont Energy Company, Rheinbraun A.G. and CONSOL Energy
                 Inc. .......................................................................

  10.15    --    Amendatory Amendment No. 3, dated October 1, 1997, to the Shareholders
                 Agreement, dated December 6, 1991, as amended ..............................

  10.16    --    Amendatory Amendment No. 4, dated September 14, 1998, to the Shareholders
                 Agreement, dated December 6, 1991, as amended ..............................

  10.17    --    Consulting Agreement dated as of February 1, 1999, between CONSOL Inc. and
                 B.R. Brown .................................................................

  10.18    --    Employment Agreement dated December 11, 1997, between CONSOL Inc. and J. Brett
                 Harvey .....................................................................

  23.1     --     Consent of Ernst & Young LLP. .............................................